As filed with the Securities and Exchange Commission on July 1, 2019

Registration No. 033-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-6

For Registration under the Securities Act of 1933

Of

Securities of Unit Investment Trusts Registered on Form N-8B-2

Merrill Lynch Life Variable Life Separate Account II

(Registrant)

Transamerica Life Insurance Company

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company)

4333 Edgewood Rd., N.E.

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number

319-355-8511

Brian Stallworth, Esquire

Transamerica Life Insurance Company

4333 Edgewood Road N.E.

Cedar Rapids, IA 52499

(Name and complete address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of Interest in Flexible Premium Variable Life Insurance Policies.

Approximate date of proposed public offering:

Explanatory

Note

Registrant is filing this Registration Statement for the purpose of registering interests under the Prime Plan VI flexible premium variable life insurance policy (“Policy”) on a new Form S-6. Interests under the Policy were previously registered on Form S-6 (File No. 033-43059) and funded by Merrill Lynch Life Variable Life Separate Account II (registered on Form N-8B-2, File No. 811-06227). Upon effectiveness of the merger between Transamerica Advisors Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Policies and Merrill Lynch Life Variable Life Separate Account II was transferred intact to TLIC.

Prime Plan VI

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Life Separate Account II

Supplement Dated July 1, 2019

to the

Prospectus dated January 2, 1991,

as supplemented

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Life Insurance Company (“TLIC”) is amending the prospectus for the Prime Plan VI policy (the “Policy”) to provide information regarding the merger (the “Merger”) of the issuer of your Policy, Transamerica Advisors Life Insurance Company (“TALIC”), formerly known as Merrill Lynch Life Insurance Company, with and into TLIC.

TALIC no longer sells the Policy. Following the Merger, TLIC will not issue new Policies.

Effective on or about July 1, 2019, TALIC merged with and into its affiliate TLIC. Before the Merger, TALIC was the issuer of the Policies. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Life Separate Account II (the “Separate Account”) that funds the Policies, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Policies. The Policy has thereby become a flexible premium variable life insurance policy funded by a Separate Account of TLIC. Accordingly, all references in the prospectus to Transamerica Advisors Life Insurance Company (formerly, Merrill Lynch Life Insurance Company) are amended to refer to Transamerica Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the insurance company that provides your Policy benefits from TALIC to TLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TLIC that reflects the change from TALIC to TLIC. Until we amend all forms we use that are related to the Policies, we may still reflect TALIC in correspondence and disclosure to you.

I.	The following are the available investment options:

PORTFOLIO	INVESTMENT OBJECTIVE	ADVISOR
AB Variable Product Series Fund, Inc. – Class A
AB Large Cap Growth Portfolio	Seeks long-term growth of capital.	AllianceBerstein L.P.
BlackRock Variable Series Funds, Inc. – Class I Shares
BlackRock Advantage Large Cap Value V.I. Fund	Seeks long-term capital appreciation.	BlackRock Advisors, LLC
BlackRock Advantage U.S. Total Market V.I. Fund	Seeks long-term growth of capital.	BlackRock Advisors, LLC
BlackRock Basic Value V.I. Fund	Seeks capital appreciation and, secondarily, income.	BlackRock Advisors, LLC
BlackRock Dividend V.I. Fund	Seeks long-term total return and current income.	BlackRock Advisors, LLC
BlackRock Global Allocation V.I. Fund	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock International V.I. Fund	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock Large Cap Focus Growth V.I. Fund	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock Managed Volatility V.I. Fund	Seeks a level of current income and degree of stability of principal not normally available from an investment solely in equity securities, as well as the opportunity for capital appreciation greater than is normally available from investments solely in debt securities.	BlackRock Advisors, LLC Sub-Adviser: BlackRock International Limited, BlackRock Asset Management North Asia Limited, and BlackRock (Singapore) Limited
BlackRock S&P 500 Index V.I. Fund	Seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.	BlackRock Advisors, LLC
BlackRock Series Fund, Inc.
BlackRock Advantage Large Cap Core Portfolio	Seeks long-term capital appreciation.	BlackRock Advisors, LLC
BlackRock Balanced Capital Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Capital Appreciation Portfolio	Seeks long term growth of capital.	BlackRock Advisors, LLC
BlackRock Global Allocation Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Government Money Market Portfolio	Seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing.	BlackRock Advisors, LLC
BlackRock High Yield Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
BlackRock U.S. Government Bond Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
Invesco Variable Insurance Funds – Series I Shares
Invesco V.I. American Franchise Fund	Seeks capital growth.	Invesco Advisers, Inc.
Invesco V.I. Core Equity Fund	Seeks long-term growth of capital.	Invesco Advisers, Inc.
MFS Variable Insurance Trust – Initial Class
MFS Growth Series	Seeks Capital Appreciation.	Massachusetts Financial Services Company

II.	The following hereby replaces the section of the prospectus describing the insurance company issuer of the Policies, (formerly known as) Merrill Lynch Life Insurance Company:

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance policies and annuity contracts. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

Financial Condition of the Company

The benefits under the Policies are paid by TLIC from its general account assets and/or your cash value held in the Company’s Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your investment base that is allocated to the investment divisions of the Separate Account. Your investment base in those investment divisions constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Policy that exceed your investment base are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of investment base are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners, or to provide the collateral necessary to finance our business operations.

We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

How to Obtain More Information. We encourage policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. For copies of audited financial statements, as well as the audited financial statements of the Separate Account, simply call or write us at the telephone number or address of our Service Center referenced earlier in this supplement.

III.	The following hereby replaces the “Disruptive Trading” section of the prospectus:

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance policy was not designed to accommodate market timing or facilitate frequent or large trading through transfers among the investment divisions of the Separate Account (“Subaccounts”) by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other policy owners, beneficiaries and underlying Funds. These adverse effects may include:

1.

Dilution of the interests of long-term investors in a Subaccount if purchases or transfers into or out of an underlying Fund are made at prices that do not reflect an accurate value for the underlying Fund’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.	An adverse effect on Fund management, such as:

a.    Impeding a Fund manager’s ability to sustain an investment objective.

b.    Causing the underlying Fund to maintain a higher level of cash than would otherwise be the case.

c.    Causing an underlying Fund to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or Transfers out of the underlying Fund.

3.	Increased brokerage and administrative expenses.

These risks and costs are borne by all policy owners invested in those Subaccounts, not just those making the Transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain Subaccounts at the request of the corresponding underlying Funds) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying Funds, we cannot guarantee that all harmful trading will be detected or that an underlying Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make Transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the Transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms but, under our current policies and procedures, will include loss of expedited Transfer privileges. We consider Transfers by telephone, fax, or overnight mail to be “expedited” Transfers. This means that we would accept only written Transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the Transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premiums or Transfer request from any person without prior notice, if, in our judgment, (1) the payment or Transfer, or series of Transfers, would have a negative impact on an underlying Fund’s operations; or (2) if an underlying Fund would reject or has rejected our purchase order or has instructed us not to allow that purchase or Transfer; or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on Transfers, or even prohibit Transfers for any owner who, in our view, has abused, or appears likely to abuse, the Transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue Transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of Transfers we permit. We also reserve the right to reverse a potentially harmful Transfer if an underlying Fund refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some Transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected by policy owners or persons engaged in trading on behalf of policy owners.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning Transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Fund. To the extent permitted by law, we also reserve the right to defer the Transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying Funds.

Under our current policies and procedures, we do not:

•	Impose redemption fees on Transfers.
•	Expressly limit the number or size of Transfers in a given period except for certain Subaccounts where an underlying Fund has advised us to prohibit certain Transfers that exceed a certain size.
•	Provide a certain number of allowable Transfers in a given period.

Redemption fees, Transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading, and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before it is detected and we take steps to deter it.

Please Note: The limits and restrictions described herein are subject to our ability to monitor Transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the Subaccounts available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying Fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the Subaccounts under the variable insurance product. In addition, we may not honor Transfer requests if any Subaccount that would be affected by the Transfer is unable to purchase or redeem shares of its corresponding underlying Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying Funds may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying Funds describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Fund and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Policy owners should be aware that we do not monitor Transfer requests from policy owners or persons acting on behalf of policy owners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying Funds that would be affected by the Transfers.

Policy owners should be aware that we are required to provide to an underlying Fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners or persons acting on their behalf, if identified by an underlying Fund portfolio as violating the frequent trading policies established for the underlying Fund portfolio. Please read the Fund’s prospectus for information about restrictions on transfers.

Omnibus Order. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans and Separate Accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying Funds will not be harmed by Transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Funds. These other insurance companies are responsible for their own policies and procedures regarding frequent Transfer activity. If their policies and procedures fail to successfully discourage harmful Transfer activity, it will affect other owners of underlying Fund shares, as well as the owners of all of the variable annuity contracts or life insurance policies, including ours, whose variable Account Options correspond to the affected underlying Funds. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more Transfer requests from owners engaged in market timing and disruptive trading, the underlying Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

IV.	The following hereby updates information in the “Tax Considerations” section of the prospectus:

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the Separate Account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area. We believe that the Policy does not give you investment control over Separate Account assets.

In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the Separate Account, through the Fund portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the cash value to the death benefit. As life insurance policies, the death benefits of the Policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after attained age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after attained age 99. Lack of specific IRS guidance, however, makes the tax treatment of the death benefit after attained age 99 uncertain. Also, any increase in cash value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment policy as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC. Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be considered an amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven policy years or in the seven policy years following certain changes in the policy. Changes that would cause a policy to enter a new seven-year test period include, for example, an increase in the death benefit that is not the result of a premium necessary to keep the policy in-force. Additionally, a reduction in benefits during a seven-year test period could cause a policy to become a MEC. Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified and we will not apply the premium. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

•

All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the policy only after all gain has been distributed. Your investment in a Policy is generally your total premium payments. When a distribution is taken from a Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

•

Loans taken from or secured by (e.g., by assignment) or pledges of such a Policy and increases in cash value secured by such loan or pledge are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be treated as distributions and considered taxable.

•

A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have reached age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

•

If a policy becomes a MEC, distributions that occur during the policy year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions from a policy that are made within two years before the policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made reduced by a withdrawal or distributions from the Policy that are tax-free.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions is at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business use of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor. In addition, Section 101(j) of the Internal Revenue Code imposes notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive death benefits tax-free and it requires additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policy owner is subject to that tax.

Continuation of Policy Beyond Attained Age 99. The tax consequences of continuing the Policy beyond the insured’s attained age 99 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s attained age 99.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes. Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase. Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

Please Note:

•

Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to life and annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life policies and annuity Policies at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. FATCA imposed additional reporting and documentation requirements where non-U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including Transamerica Premier and the foreign governments regarding purchases of life insurance and annuities by their respective citizens. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy or an annuity Policy purchase.

•

In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. These provisions were modified again in December, 2017 by Public Law 115-97, the Tax Cuts and Jobs Act. The estate and gift tax unified credit basic exclusion amount increases to $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses possible transfer taxation of the Policy and its benefits in light of your needs and that of your beneficiaries under all possible scenarios.

V.	The following replaces the “Legal Proceedings” section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account, on TCI’s ability to perform any principal underwriting duties with respect to the Policies, or on our ability to meet our obligations under the Policies. The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity result in additional payments to beneficiaries, escheatment of funds deemed abandoned and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that result from theses audits and examinations will have a material adverse impact on our ability to meet our obligations.

VI.	The following replaces the “Management” section of the prospectus:

Blake S. Bostwick	Director and President

Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer

Mark W. Mullin	Director and Chairman of the Board

Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel

David Schulz	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer

VII.	The following is added to the “More About the Policy” section of the prospectus:

Payments to Policy Owners

We usually pay the amounts of any surrender, cash withdrawal, or death benefit within seven calendar days after we receive all applicable written notices and/or due proofs of death (in good order) at our Service Center. However, we can postpone such payments if any of the following occurs:

•	The New York Stock Exchange (“NYSE”) is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted.

•	The SEC permits, by an order, the postponement for the protection of policy owners.

•	An emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

In addition, if, pursuant to SEC rules, the BlackRock Government Money Market Portfolio suspends payment of redemption proceeds in connection with a liquidation of such Portfolio or as a result of Portfolio liquidity levels, then we will delay payment of any transfer, cash withdrawal, surrender, loan, or death benefit from the BlackRock Government Money Market Portfolio Subaccount until the Portfolio pays redemption proceeds.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, or death benefit until such check or draft has been honored.

If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your own, as well as your beneficiaries’ and other payees’ contact and other information on file with us up to date—including full names, postal and electronic media addresses, telephone numbers, dates of birth and social security numbers. Such updates should be communicated in writing to our Service Center or by calling (800) 333-6524.

Collateral Assignment

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we receive it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment. We assume no responsibility for the validity or effect of any assignment of the Policy or any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

Tax-Free Section 1035 Exchanges

You can generally exchange one life insurance policy for another policy covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. Additionally, if you are under age 59 1⁄2 then you also may be subject to a federal tax penalty equal to 10% of the taxable amount. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person will generally earn a commission if you buy the Policy through an exchange or otherwise.)

Selection of Underlying Fund Portfolio

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the portfolios including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources, such as the underlying fund’s website, provide more current information including information about any regulatory actions or investigations relating to a fund or underlying fund portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate. You bear the risk of any decline in your cash value resulting from the performance of the portfolios you have chosen.

Please note the following information regarding Government Money Market funds:

There can be no assurance that a government money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on a government money market fund may become extremely low and possibly negative. You could lose money by investing in a government money market fund.

VIII.	The following is added to the “Cyber Security” section of the prospectus:

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process and transmit confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration.

Additionally, we have also faced other types of attacks Although to our knowledge these events have thus far not been material in nature, our management believes that significant investment will be required to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

The Transamerica Chief Information Security Officer oversees the company’s information security program, and provides reporting up to company management and, directly or indirectly, to the Board of Directors, as well as Aegon’s Global Chief Information Security Officer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, certain of our businesses are subject to laws and regulations enacted by U.S. federal and state governments, the E.U. or other non-U.S. jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering potential enhanced information security risk management and privacy rules and regulations. A number of Transamerica’s companies are also subject to contractual restrictions with respect to the information of our clients and business partners. A number of our systems, employees and business partners have access to, and routinely process, the personal information of consumers. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized cyber intrusion or cybersecurity attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyse personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms-of-use.

IX.	The following hereby replaces the “Experts” section of the prospectus:

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Variable Life Separate Account II as of December 31, 2018 and for the years ended December 31, 2018 and 2017 and the statutory basis financial statements and schedules of Transamerica Life Insurance Company as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

**The most current audited financial statements of Transamerica Life Insurance Company (TLIC) are those as of the end of the most recent fiscal year. TLIC does not prepare audited financial statements more often than annually and believes that any incremental benefit to prospective policy holders that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, TLIC represents that there have been no adverse changes in the financial condition or operations of TLIC between the end of the most current fiscal year and the date of this prospectus supplement.

F I N A N C I A L   S T A T E M E N T S – S T A T U T O R Y   B A S I S

A N D   S U P P L E M E N T A R Y   I NF O R M AT I O N

Transamerica Life Insurance Company

Years Ended December 31, 2018, 2017 and 2016

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory balance sheets of Transamerica Life Insurance Company (the “Company”) as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017 or the results of its operations or its cash flows for the years ended December 31, 2018, 2017, and 2016.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Firebird Re Corp (FReC) into the Company on October 1, 2018 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The supplemental Summary of Investments - Other Than Investments in Related Parties of the Company as of December 31, 2018 and the Supplementary Insurance Information and Reinsurance of the Company as of December 31, 2018, 2017, and 2016 and for the years then ended are presented for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 25, 2019

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2018	2017
Admitted assets
Cash, cash equivalents and short-term investments	$2,216,702	$1,900,643
Bonds	26,467,809	28,033,583
Preferred stocks	97,382	103,437
Common stocks	2,998,481	2,954,730
Mortgage loans on real estate	4,574,654	4,202,142
Real estate	114,446	189,044
Policy loans	551,658	580,338
Securities lending reinvested collateral assets	1,670,537	2,460,919
Derivatives	1,923,048	801,215
Other invested assets	1,658,658	1,637,441

Total cash and invested assets	42,273,375	42,863,492

Accrued investment income	399,446	389,011
Premiums deferred and uncollected	115,210	108,500
Current federal income tax recoverable	–	822,090
Net deferred income tax asset	616,798	534,723
Variable annuity reserve hedge offset deferral	231,853	86,794
Other assets	1,461,317	1,210,199
Separate account assets	71,917,551	80,820,068

Total admitted assets	$117,015,550	$126,834,877

Liabilities and capital and surplus

Aggregate reserves for policies and contracts	$25,906,526	$25,749,685
Policy and contract claim reserves	485,636	399,919
Liability for deposit-type contracts	915,773	1,042,297
Other policyholders’ funds	17,582	17,782
Transfers from separate accounts due or accrued	(1,009,941)	(1,282,980)
Funds held under reinsurance treaties	3,785,867	3,504,298
Asset valuation reserve	683,668	698,859
Interest maintenance reserve	290,361	479,605
Derivatives	933,049	794,861
Payable for collateral under securities loaned and other transactions	2,849,569	2,866,693
Borrowed money	3,042,853	4,163,554
Other liabilities	1,418,761	959,829
Separate account liabilities	71,917,550	80,820,067

Total liabilities	111,237,254	120,214,469
Total capital and surplus	5,778,296	6,620,408

Total liabilities and capital and surplus	$117,015,550	$126,834,877

See accompanying notes.

Transamerica Life Insurance Company

Statements of Operations - Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Revenues
Premiums and other considerations	$11,422,235	$(3,130,626)	$14,078,543
Net investment income	1,610,651	2,433,048	2,444,917
Commissions and expense allowances on reinsurance ceded	835,062	608,958	394,708
Reserve adjustment on reinsurance ceded	(67,838)	(1,210,892)	13,653
Consideration received on reinsurance recapture and novations	217,258	462,313	7,326
Separate accounts net gain from operations	-	139,852	-
Fee revenue and other income	1,830,164	1,844,079	1,679,532

Total revenue	15,847,532	1,146,732	18,618,679

Benefits and expenses
Death benefits	1,588,268	1,428,999	1,543,390
Annuity benefits	1,068,107	1,098,585	1,304,475
Accident and health benefits	295,343	141,823	327,969
Surrender benefits	14,680,368	13,050,057	10,418,017
Other benefits	132,097	131,327	155,409
Net increase (decrease) in reserves	156,841	(12,630,602)	1,526,057
Commissions	886,178	901,852	1,057,363
Net transfers to (from) separate accounts	(3,475,926)	(2,037,592)	729,211
IMR adjustment due to reinsurance	(13,229)	(2,065,984)	81,293
General insurance expenses and other	1,205,559	1,021,021	1,020,330

Total benefits and expenses	16,523,606	1,039,486	18,163,514

Gain (loss) from operations before dividends and federal income taxes	(676,074)	107,246	455,165

Dividends to policyholders	5,953	8,057	5,969

Gain (loss) from operations before federal income taxes	(682,027)	99,189	449,196
Federal income tax (benefit) expense	(29,827)	(1,047,090)	(138,751)

Net gain (loss) from operations	(652,200)	1,146,279	587,947
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	(686,354)	(542,579)	(307,183)

Net income (loss)	$(1,338,554)	$603,700	$280,764

See accompanying notes.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2016	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,597	$(58,000)	$150,000	$3,096,538	$2,292	$2,255,496	5,454,685
Merger of Firebird Re Corp (FREC)	-	-	-	-	950,000	-	424,816	1,374,816
Balance at January 1, 2016 (FREC Merger)	6,762	1,597	(58,000)	150,000	4,046,538	2,292	2,680,312	6,829,501
Net income (loss)	-	-	-	-	-	-	280,764	280,764
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	575,869	(536,884)	38,985
Change in net deferred income tax asset	-	-	-	-	-	-	189,046	189,046
Change in nonadmitted assets	-	-	-	-	-	-	111,753	111,753
Cumulative effect of change in accounting principle	-	-		-	-	-	(276,056)	(276,056)
Change in asset valuation reserve	-	-	-	-	-	-	58,227	58,227
Change in surplus in separate accounts	-	-		-	-	-	2,604	2,604
Dividends to stockholders	-	-	-	-	-	-	(385,630)	(385,630)
Return of capital	-	-	-	-	(389,056)	-	-	(389,056)
Other changes - net	-	(315)		-	(3,652)	(225)	11,455	7,263
Balance at December 31, 2016	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	$6,467,401
Net income (loss)	-	-	-	-	-	-	603,700	603,700
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	(489,076)	1,162,662	673,586
Change in net deferred income tax asset	-	-	-	-	-	-	(902,675)	(902,675)
Change in nonadmitted assets	-	-	-	-	-	-	455,996	455,996
Change in asset valuation reserve	-	-	-	-	-	-	118,144	118,144
Change in surplus in separate accounts	-	-	-	-	-	-	(117,876)	(117,876)
Change in surplus as a result of reinsurance	-	-	-	-	-	-	230,908	230,908
Dividends to stockholders	-	-	-	-	-	-	(480,523)	(480,523)
Return of capital	-	-	-	-	(422,572)	-	-	(422,572)
Other changes - net	-	(298)	-	-	(626)	981	(5,738)	(5,681)
Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408

Continued on next page.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2017	$6,762	$984	$ (58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408
Net income (loss)	-	-	-	-	-	-	(1,338,554)	(1,338,554)
Change in net unrealized capital gains/losses, net of tax	-	-	-	-	-	145,059	1,105,421	1,250,480
Change in net deferred income tax asset	-	-	-	-	-	-	167,651	167,651
Change in nonadmitted assets	-	-	-	-	-	-	45,136	45,136
Change in asset valuation reserve	-	-	-	-	-	-	15,191	15,191
Change in surplus as a result of reinsurance	-	-	-	-	-	-	17,616	17,616
Return of capital	-	-	-	-	(558,740)	-	-	(558,740)
Dividends to stockholders	-	-	-	-	-	-	(424,567)	(424,567)
Other changes - net	-	(559)	-	-	2,576	(3,047)	(15,295)	(16,325)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,674,468	$231,853	$2,772,788	$5,778,296

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Operating activities
Premiums and annuity considerations	$11,422,390	$5,413,864	$12,213,919
Net investment income	1,728,466	2,416,637	2,274,152
Other income	2,749,714	6,752,780	2,103,378
Benefit and loss related payments	(17,799,778)	(15,725,651)	(13,440,153)
Net transfers from separate accounts	3,746,156	2,315,254	(601,686)
Commissions and operating expenses	(1,852,164)	(2,012,766)	(2,029,374)
Dividends paid to policyholders	(6,350)	(7,348)	(6,935)
Federal income taxes (paid) received	936,341	486,361	(214,756)

Net cash provided by (used in) operating activities	924,775	(360,869)	298,545

Investing activities
Proceeds from investments sold, matured or repaid	$8,587,250	$9,911,821	$13,351,892
Costs of investments acquired	(7,266,323)	(7,968,737)	(15,148,007)
Net change in policy loans	28,681	27,407	41,992
Net cost of investments acquired	(7,237,642)	(7,941,330)	(15,106,015)

Net cash provided by (used in) investing activities	$1,349,608	$1,970,491	$(1,754,123)

Financing and miscellaneous activities
Capital and paid in surplus received (returned)	$(556,833)	$(434,179)	$(408,074)
Dividends to stockholders	(364,220)	(480,523)	(385,630)
Net deposits (withdrawals) on deposit-type contracts	(140,549)	(2,121,885)	(213,365)
Net change in borrowed money	(1,125,180)	1,884,482	1,770,364
Net change in funds held under reinsurance treaties	(271,793)	(75,583)	(63,372)
Net change in payable for collateral under securities lending and other transactions	(18,578)	(151,384)	(800,797)
Other cash (applied) provided	518,829	58,364	670,775

Net cash provided by (used in) financing and miscellaneous activities	(1,958,324)	(1,320,708)	569,901
Net increase (decrease) in cash, cash equivalents and short-term investments	316,059	288,914	(885,677)
Cash, cash equivalents and short-term investments:
Beginning of year	1,900,643	1,611,729	2,497,406

End of year	$2,216,702	$1,900,643	$1,611,729

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2018	2017	2016

Non-cash activities during the year not included in the Statutory Statement of Cash Flows:

Non-cash dividend to parent company	$60,347	$-	$-
Investments received for insured securities losses	16,489	-	-
Write off of prepaid real estate related assets	2,727	-	-
Non-cash capital contribution to investment subsidiary	1,971	-	-
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	-	7,196,754	-
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	-	5,650,741	2,648,094
Transfer of bonds to settle reinsurance obligations	-	22,479	2,556
Asset transfer of ownership between hedge funds	-	62,567	-

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2018

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. On January 1, 2016, the Company completed a merger with Global Preferred Re Limited (GPRe), a Bermuda-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of FReC and GPRe on a US statutory basis were carried forward to the merged company. As a result of the mergers, FReC and GPRe’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC and GPRe is no longer reflected as ceded risk in the restated merged financials.

Summarized financial information for the company and FReC presented separately for periods prior to the merger is as follows:

	Year Ended December 31 2017	Year Ended December 31 2016
Revenues:
Company	$907,248	$18,431,210
FReC	239,484	187,469

	$1,146,732	$18,618,679

Net income (loss):
Company	$520,708	$332,890
FReC	82,992	(52,126)

	$603,700	$280,764

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31 2017
Assets:
Company	$125,311,106
FReC	1,523,771
Change in deferred tax admissibility due to merger	–

$126,834,877

Liabilities:
Company	$119,892,350
FReC	322,119
Change in deferred tax admissibility due to merger	–

$120,214,469

Capital and surplus:
Company	$5,418,756
FReC	1,201,652
Change in deferred tax admissibility due to merger	–

$6,620,408

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products and reinsurance, as well as a broad line of single fixed and flexible premium annuity products, guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements:

The Company, with the permission of the Iowa Commissioner of Insurance, is allowed special accounting treatment for certain hedges of interest rate exposures on variable annuity products that would not otherwise conform to current accounting guidance under Statement of Statutory Accounting Principle (SSAP) No. 86 – Derivatives of the NAIC SAP. The Company recognizes a reserve hedge offset deferral for the difference between the hedge results associated with a highly effective clearly defined hedge strategy related to variable annuity interest rate risks and the corresponding interest-rate related impact to variable annuity results. During 2018, 2017 and 2016, the deferral was granted and will be amortized through special surplus funds, change in net unrealized capital gains (losses) financial statement line, on a straight line basis over a period of 10 years beginning in the period of deferral. The Company may request permission from the IID for the deferral annually.

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2018	2017	2016
Net income (loss), State of Iowa basis				$(1,338,554)	$603,700	$280,764
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	-	-	-

Net income (loss), NAIC SAP				$(1,338,554)	$603,700	$280,764

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$5,778,296	$6,620,408	$6,467,401
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	(231,853)	(86,794)	(575,869)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$5,546,443	$6,533,614	$5,891,532

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are primarily reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under US GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For US GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a USD denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the delta risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of receivables from reinsurance, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of amounts withheld by the Company, accrued expenses and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statement of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted. Deferred state income taxes are not recorded under SSAP No. 101, whereas under GAAP state income taxes are included in the computation of deferred income taxes.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under NAIC SAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Subsidiaries and affiliated companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective December 31, 2018, the NAIC adopted revisions to SSAP No. 21, Other Admitted Assets. Revisions incorporated accounting guidance for structured settlement income streams acquired by insurers as investments. Periodic-certain structured settlements acquired in accordance with all state and federal laws are to be reported as admitted assets. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Effective January 1, 2018, the NAIC adopted revisions to SSAP No. 100, Fair Value, which allow net asset value (NAV) per share as a practical expedient to fair value, either when specifically named in a SSAP or when specific conditions exist. The revisions adopt ASU 2009-12: Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent) and ASU 2015-07: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). The adoption of this guidance did not impact the financial position or results of operations of the Company as the Company does not use NAV as a practical expedient.

Prior Period Correction

During 2018, management identified and corrected errors in the calculation of Related Party balances received and paid. Amounts received from related parties for 2017 and 2016 were understated by $207,569 and $202,159, respectively. Amounts paid to related parties for 2017 and 2016 were understated by $167,018 and $193,093, respectively. This is reflected in the Related Party disclosure in Note 13. The error did not affect any other footnotes or the financial statements.

Change in Accounting Principles

The Company has certain liabilities associated with financial instruments activity including securities lending collateral payable, derivative cash collateral payable, and dollar repurchase agreements. During 2018, Management determined that including these liabilities as part of Note 4 provides the user improved clarity, information, and usefulness. This change is noted as a change in accounting principle and was implemented on a prospective basis beginning in 2018.

Reclassifications

The Company reclassified certain balances within the statutory basis financial statement presentation on the Balance Sheets, Statements of Operations and Statements of Cash Flows to better align with industry practice. All prior period amounts were reclassified to conform with the current period presentation. The Company did not change any financial statement totals reported in the prior periods as a result of reclassifications.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -

Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price & spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2018 and 2017, respectively:

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,857,985	$1,857,985	$1,333,140	$524,845	$–	$–
Short-term notes receivable from affiliates	261,000	261,000	–	261,000	–	–
Bonds	27,150,574	26,467,809	6,777,150	19,937,391	436,033	–
Preferred stocks, other than affiliates	91,213	97,382	–	88,216	2,997	–
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	–
Mortgage loans on real estate	4,621,578	4,574,654	–	–	4,621,578	–
Other invested assets	240,960	214,317	–	229,234	11,726	–
Derivative assets:
Options	835,056	835,056	–	835,056	–	–
Interest rate swaps	708,359	708,707	–	708,359	–	–
Currency swaps	15,288	15,495	–	15,288	–	–
Credit default swaps	48,036	49,219	–	48,036	–	–
Equity swaps	278,712	278,712	–	278,712	–	–
Interest rate futures	20,473	20,473	20,473	–	–	–
Equity futures	15,386	15,386	15,386	–	–	–
Derivative assets total	1,921,310	1,923,048	35,859	1,885,451	–	–
Policy loans	551,658	551,658	–	551,658	–	–
Securities lending reinvested collateral	1,507,848	1,507,848	71,045	1,436,803	–	–
Separate account assets	71,293,672	71,273,648	67,626,229	3,663,620	3,823	–

Liabilities
Investment contract liabilities	12,930,349	12,022,177	–	243,143	12,687,205	–
Derivative liabilities:
Options	314,840	314,840	–	314,840	–	–
Interest rate swaps	366,016	580,625	–	366,016	–	–
Currency swaps	1,706	645	–	1,706	–	–
Credit default swaps	(1,311)	12,827	–	(1,311)	–	–
Equity swaps	16,512	16,512	–	16,512	–	–
Interest rate futures	6,730	6,730	6,730	–	–	–
Equity futures	870	870	870	–	–	–
Derivative liabilities total	705,363	933,049	7,600	697,763	–	–
Dollar repurchase agreements	204,253	204,253	–	204,253	–	–
Payable for securities lending	1,670,537	1,670,537	–	1,670,537	–	–
Payable for derivative cash collateral	1,179,032	1,179,032	–	1,179,032	–	–
Separate account annuity liabilities	66,262,464	66,264,300	3,069	66,222,440	36,955	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,654,664	$1,654,682	$1,077,469	$577,195	$–	$–
Short-term notes receivable from affiliates	168,300	168,300	–	168,300	–	–
Bonds	30,396,348	28,033,583	8,822,765	20,934,757	638,826	–
Preferred stocks, other than affiliates	94,950	96,276	–	91,770	3,180	–
Common stocks, other than affiliates	203,091	203,091	5,320	20	197,751	–
Mortgage loans on real estate	4,330,683	4,202,142	–	–	4,330,683	–
Other invested assets	250,440	212,466	–	244,488	5,952	–
Derivative assets:
Options	170,119	170,119	–	170,119	–	–
Interest rate swaps	574,599	574,448	–	541,454	33,145	–
Currency swaps	8,349	10,269	–	8,349	–	–
Credit default swaps	55,537	36,620	–	55,537	–	–
Equity swaps	9,760	9,760	–	9,760	–	–
Policy loans	580,338	580,338	–	580,338	–	–
Securities lending reinvested collateral	2,460,919	2,460,919	–	2,460,919	–	–
Separate account assets	80,149,650	80,096,666	76,888,437	3,253,417	7,796	–

Liabilities
Investment contract liabilities	12,427,585	11,460,334	–	251,404	12,176,181	–
Derivative liabilities:
Options	45,443	45,443	–	45,443	–	–
Interest rate swaps	305,657	438,194	–	303,184	2,473	–
Currency swaps	5,041	2,776	–	5,041	–	–
Credit default swaps	(12,107)	23,526	–	(12,107)	–	–
Equity swaps	284,921	284,921	–	284,921	–	–
Separate account annuity liabilities	74,664,347	74,665,853	1,550	74,619,387	43,410	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$26,472	$8,205	$34,677
Hybrid securities	–	2,282	–	2,282

Total bonds	–	28,754	8,205	36,959

Preferred stock
Industrial and miscellaneous	–	1,601	2,997	4,598

Total preferred stock	–	1,601	2,997	4,598

Common stock
Mutual funds	12,648	–	–	12,648
Industrial and miscellaneous	2,753	6	156,572	159,331

Total common stock	15,401	6	156,572	171,979

Cash equivalents and short-term
Mutual funds	1,333,140	–	–	1,333,140

Total cash equivalents and short-term	1,333,140	–	–	1,333,140

Securities lending reinvested collateral	71,045	–	–	71,045
Derivative assets	35,859	1,828,844	–	1,864,703
Separate account assets	67,486,247	3,103,229	3,823	70,593,299

Total assets	$68,941,692	$4,962,434	$171,597	$74,075,723

Liabilities:
Derivative liabilities	$7,600	$772,387	$–	779,987
Separate account liabilities	3,069	–	–	3,069

Total liabilities	$10,669	$772,387	$–	$783,056

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$21,438	$14,618	$36,056

Total bonds	–	21,438	14,618	36,056

Preferred stock
Industrial and miscellaneous	–	1,964	3,180	5,144

Total preferred stock	–	1,964	3,180	5,144

Common stock
Mutual funds	–	5	–	5
Industrial and miscellaneous	5,320	15	197,751	203,086

Total common stock	5,320	20	197,751	203,091

Cash equivalents and short-term
Government	–	69,167	–	69,167
Money market mutual funds	1,077,470	–	–	1,077,470

Total cash equivalents and short-term	1,077,470	69,167	–	1,146,637

Securities lending reinvested collateral	–	2,460,919	–	2,460,919
Derivative assets	–	721,333	31,703	753,036
Separate account assets	76,780,559	2,607,246	51,040	79,438,845

Total assets	$77,863,349	$5,882,087	$298,292	$84,043,728

Liabilities:
Derivative liabilities	$–	$679,730	$2,473	$682,203
Separate account liabilities	1,550	–	–	1,550

Total liabilities	$1,550	$679,730	$2,473	$683,753

The Company reviews the fair value hierarchy classifications at each reporting period. Overall, reclassifications between levels occur when there are changes in the observability of inputs and market activity used in the valuation of a financial asset or liability. Given the types of assets classified as Level 1 (primarily equity securities including mutual fund investments), transfers between Level 1 and Level 2 measurement categories are expected to be infrequent. Transfers into and out of level 3 are summarized in the schedule of changes in level 3 asset and liabilities. There were no material asset transfers between level 1 and level 2 or between level 2 and level 3 during the years ended December 31, 2018 and 2017.

Bonds classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Common stock classified as Level 3 are comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

Cash equivalents and short-term investments classified as level 1 are primarily money market mutual funds and are measured at fair value. For those securities with a pricing source of ‘amortized cost’; amortized cost is a proxy for fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Securities lending reinvested in collateral is valued and classified in the same way as the underlying collateral, which is primarily composed of short-term investments.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Derivatives classified as Level 3 represent interest rate swaps calculated by simulation using a series of market-consistent inputs to model the dynamics of the swap. The inputs are taken from market instruments to the extent that they exist.

Separate account assets and liabilities are valued and classified in the same way as general account assets and liabilities (described above).

The following tables summarize the changes in assets classified as Level 3 for 2018 and 2017:

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)

Bonds
Government	$–	$–	$–	$(3)	$3
RMBS	–	–	–	(26)	26
Other	14,619	–	5,465	108	423
Preferred stock	3,180	–	–	–	(754)
Common stock	197,751	–	270	(2,000)	3,398
Other long term	–	920	1,040	–	(310)
Derivatives	29,230	–	–	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018

Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	–	–	–	1,479	8,206
Preferred stock	828	–	259	–	2,997
Common stock	–	216	42,400	123	156,572
Other long term	430	–	–	–	–
Derivatives	–	–	(3,869)	(80,576)	–
Separate account assets	100	–	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2017	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$–	$–	$–	$(8)	$8
RMBS	–	–	–	(30)	30
Other	18,746	2,571	2,555	2	1,306
Preferred stock	3,153	–	–	–	(518)
Common stock	192,928	7	6	(2,246)	1,896
Derivatives	(358,974)	457	–	(174,683)	387,747
Separate account assets	45,420	3,249	2,719	16	4,887

Total	$(98,727)	$6,284	$5,280	$(176,949)	$395,356

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2017
Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	$–	$6,082	$–	$11,533	$14,619
Preferred stock	546	–	–	–	3,180
Common stock	155	12,164	1,000	6,148	197,750
Derivatives	–	–	(8,536)	(166,147)	29,230
Separate account assets	5,393	–	755	4,452	51,040

Total	$6,094	$18,246	$(6,781)	$(144,014)	$295,819

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2018, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2018, the Company held two properties as held-for sale, where carrying amount of $15,168 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,387,028	$246,948	$121,683	$6,512,293
State, municipal and other government	732,171	34,020	18,984	747,207
Hybrid securities	249,112	13,176	7,196	255,092
Industrial and miscellaneous	15,065,090	711,594	368,812	15,407,872
Mortgage and other asset-backed securities	4,034,408	257,889	64,185	4,228,112
Total bonds	26,467,809	1,263,627	580,860	27,150,576
Unaffiliated preferred stocks	97,382	3,022	9,191	91,213
Total	$26,565,191	$1,266,649	$590,051	$27,241,789

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Bonds:
United States Government and agencies	$7,991,164	$647,439	$91,438	$8,547,165
State, municipal and other government	649,273	64,326	4,664	708,935
Hybrid securities	315,345	44,852	11,156	349,041
Industrial and miscellaneous	14,674,617	1,528,517	66,209	16,136,925
Mortgage and other asset-backed securities	4,403,184	298,152	47,054	4,654,282
Total bonds	28,033,583	2,583,286	220,521	30,396,348
Unaffiliated preferred stocks	96,276	5,552	6,878	94,950
	$28,129,859	$2,588,838	$227,399	$30,491,298

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$187,538	$15,572	$19	$203,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2018
December 31:	Carrying Value	Fair Value
Due in one year or less	$694,758	$701,949
Due after one year through five years	4,349,981	4,351,741
Due after five years through ten years	5,340,061	5,500,383
Due after ten years	12,048,601	12,368,391

	22,433,401	22,922,464
Mortgage and other asset-backed securities	4,034,408	4,228,112

	$26,467,809	$27,150,576

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2018 and 2017 is as follows:

		2018

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$408,244	$25,720	$3,771,156	$95,963
State, municipal and other government	81,284	6,595	179,206	12,389
Hybrid securities	13,815	2,063	104,398	5,133
Industrial and miscellaneous	1,490,093	135,948	4,732,483	232,864
Mortgage and other asset-backed securities	762,982	37,966	793,414	26,219

Total bonds	2,756,418	208,292	9,580,657	372,568

Preferred stocks-unaffiliated	22,257	6,098	33,300	3,093
Common stocks-unaffiliated	–	–	11,083	1,130

Total	$2,778,675	$214,390	$9,625,040	$376,791

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$1,367,915	$89,250	$190,002	$2,188
State, municipal and other government	87,540	4,243	48,382	421
Hybrid securities	74,461	11,156	–	–
Industrial and miscellaneous	1,197,291	49,558	1,038,803	16,651
Mortgage and other asset-backed securities	615,787	31,026	746,813	16,028

Total bonds	3,342,994	185,233	2,024,000	35,288

Preferred stocks-unaffiliated	18,880	6,817	3,846	61
Common stocks-unaffiliated	–	–	549	19

	$3,361,874	$192,050	$2,028,395	$35,368

During 2018 and 2017, respectively, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2016 there was $27,182 of loan-backed structured securities with a recognized OTTI due to the inability or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2018, 2017 and 2016 the Company recognized OTTI of $4,339, $7,960 and $17,321, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2018, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
059515AC0	$2,646	$2,494	$152	$2,494	$2,214	3/31/2018
14984WAA8	1,740	1,678	62	1,678	1,530	3/31/2018
3622EEAA0	6,023	5,988	35	5,988	6,022	3/31/2018
52522QAM4	41,713	41,166	547	41,166	40,475	3/31/2018
65536PAA8	648	636	12	636	491	3/31/2018
48123HAA1	259	248	11	248	82	3/31/2018
126380AA2	5,069	5,069	(0)	5,069	5,287	3/31/2018
05950WAM0	1,425	1,172	253	1,172	1,189	06/30/2018
059515AC0	2,368	2,335	33	2,335	2,072	06/30/2018
65536PAA8	622	440	182	440	476	06/30/2018
48123HAA1	239	–	239	–	56	09/30/2018
225470FJ7	1,142	1,106	36	1,106	1,084	12/31/2018
22944BCX4	54,890	54,108	782	54,108	49,073	12/31/2018
36828QQK5	4,500	2,505	1,995	2,505	4,326	12/31/2018

			$4,339

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2018 and 2017 is as follows:

	2018		2017
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$37,966	$39,883	$31,010	$29,380
The aggregate related fair value of securities with unrealized losses	762,982	815,146	614,741	770,935

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 610 and 468 securities with a carrying amount of $2,993,065 and $3,553,923, and an unrealized loss of $214,390 and $192,050 with an average price of 92.8 and 93.9 (fair value/amortized cost). Of this portfolio, 90.7% and 89.7% were investment grade with associated unrealized losses of $161,075 and $141,101, respectively.

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 1,323 and 504 securities with a carrying amount of $9,989,618 and $2,063,194 and an unrealized loss of $375,662 and

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

$35,349 with an average price of 96.2 and 97.3 (fair value/amortized cost). Of this portfolio, 89.6% and 87.4% were investment grade with associated unrealized losses of $291,872 and $27,177, respectively.

At December 31, 2018 and 2017, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2018 and 2017, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 13 and 5 securities with a cost of $12,212 and $592 and an unrealized loss of $1,130 and $43 with an average price of 90.8 and 92.8 (fair value/cost).

The following structured notes were held at December 31, 2018 and 2017:

December 31, 2018
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
912810QV3	$14,974	$14,436	$16,404	NO
912810RA8	772,522	875,159	856,899	NO
912810RL4	1,145,407	1,169,921	1,230,189	NO
44965TAA5	5,822	5,137	5,829	NO
44965UAA2	3,605	3,047	3,606	NO

Total	$1,942,330	$2,067,700	$2,112,927

December 31, 2017
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
44965TAA5	$4,296	$4,802	$4,301	NO
44965UAA2	205	241	205	NO
912810QV3	14,974	15,644	16,022	NO
912810RA8	772,522	951,760	831,117	NO
912810RL4	1,195,281	1,333,989	1,249,924	NO

Total	$1,987,278	$2,306,436	$2,101,569

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book /Adjusted Carrying Value	Fair Value
December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

December 31, 2017
Bond, amortized cost	4	$33,531	$35,359
Loan-backed and structured securities, amortized cost	1	9	9

Total	5	$33,540	$35,368

During 2018 and 2017, the Company sold, redeemed or otherwise disposed of 152 and 112 securities as a result of a callable feature which generated investment income of $17,409 and $44,912 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2018	2017	2016
Proceeds	$5,597,099	$17,928,678	$11,073,491

Gross realized gains	$73,153	$2,373,050	$167,936
Gross realized losses	(207,526)	(151,088)	(120,206)

Net realized capital gains (losses)	$(134,373)	$2,221,962	$47,730

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2018, 2017 and 2016 of $10,795, 19,101 and $40,319 respectively.

At December 31, 2018 and 2017, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2018 and 2017 were as follows:

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,619,855	$2,620,074
A	42,814	1,734,474	1,777,288
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	–	–	–

	$58,453	$4,516,201	$4,574,654

December 31, 2017
	Farm	Commercial	Total
AAA - AA	$16,247	$2,421,619	$2,437,866
A	41,447	1,549,298	1,590,745
BBB	–	125,975	125,975
BB	–	16,144	16,144
B	8,912	49,118	58,030

	$66,606	$4,162,154	$4,228,760

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%. During 2017, the Company issued mortgage loans with a maximum interest rate of 7.35% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2017 at the time of origination was 77%. During 2016, the Company issued mortgage loans with a maximum interest rate of 8.71% and a minimum interest rate of 3.00% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2016 at the time of origination was 91%.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2018 and 2017, the Company did not reduce the interest rate on any outstanding mortgage loans.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2018 and 2017.

	Farm	Commercial
		Insured	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$–	$4,435,184	$4,485,760
(b) 30-59 Days Past Due	–	–	–	–
(c) 60-89 Days Past Due	–	–	57,005	57,005
(d) 90-179 Days Past Due	7,875	–	–	7,875
(e) 180+ Days Past Due	–	–	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	–	–	7,876
(b) Interest accrued	96	–	–	96
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$–	$1,286,604	$1,318,128

		Commercial
	Farm	Insured	All Other	Total
December 31, 2017
Recorded Investment (All)
(a) Current	$66,606	$–	$4,153,714	$4,220,320
(b) 30-59 Days Past Due	–	–	3,641	3,641
(c) 60-89 Days Past Due	–	–	–	–
(d) 90-179 Days Past Due	–	–	–	–
(e) 180+ Days Past Due	–	–	4,799	4,799
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$34,964	$–	$1,252,751	$1,287,715

At December 31, 2018 and 2017, respectively, multiple mortgage loans with a carrying value of $24,014 and $4,799 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2018 or 2017. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2018 and 2017 there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2018 and 2017, respectively, the Company held $0 and $49,118 in impaired loans with related allowance for credit losses of $0 and $26,618. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2018 and 2017, respectively. There were no mortgage loans subject to participant or co-lender mortgage loan agreements for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2018 and 2017 was $49,118 and $10,793, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2018	2017	2016
Balance at beginning of period	$26,618	$1,421	$1,569
Additions, net charged to operations	–	26,618	174
Recoveries in amounts previously charged off	(26,618)	(1,421)	(322)

Balance at end of period	$–	$26,618	$1,421

As of December 31, 2018 and 2017, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2018, 2017 and 2016, respectively, the Company recognized $852, $5,359 and $677 of interest income on impaired loans. Interest income of $860, $2,806 and $786, respectively, was recognized on a cash basis for the years ended December 31, 2018, 2017 and 2016.

At December 31, 2018 and 2017, the Company held a mortgage loan loss reserve in the AVR of $46,231 and $42,871, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2018	2017		2018	2017
Pacific	28%	28%	Apartment	47%	46%
South Atlantic	22	20	Retail	21	23
Middle Atlantic	16	18	Office	16	17
W. North Central	8	8	Industrial	12	9
E. North Central	8	6	Other	2	2
W. South Central	7	8	Agricultural	1	2
Mountain	6	7	Medical	1	1
E. South Central	4	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, 2017 and 2016, the Company had mortgage loans with a total net admitted asset value of $23,144, $83,445 and $81,895, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2018, 2017 and 2016 related to such restructurings. At December 31, 2018 there were no commitments to lend additional funds to debtors owing receivables, however, there was one such commitment at December 31, 2017 for $3,000.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $26,231, $4,033 and $7,500 were taken on real estate in 2018, 2017 and 2016, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Summary of Operations, for the year ended December 31, 2018.

As of December 31, 2018, there are 9 properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2018, 6 properties classified as held for sale were disposed of resulting in a net realized gain of $4,579, which was included in net realized capital gains (losses) within the Summary of Operations.

The Company also disposed of other properties during 2018 resulting in net realized gains of $26,756. Two properties were disposed of during 2017 resulting in a realized loss of ($69).

The carrying value of the Company’s real estate assets at December 31, 2018 and 2017 was as follows:

	2018	2017
Home office properties	$52,466	$84,719
Investment properties	18,953	104,325
Properties held for sale	43,027	–
	$114,446	$189,044

Accumulated depreciation on real estate at December 31, 2018 and 2017, was $72,083 and $71,624, respectively.

Other Invested Assets

During 2018, the Company recorded impairments of $3,363, $10,619, and $54,902 throughout 2018, 2017, and 2016. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated. These write-downs are included in net realized capital gains (losses) within the statement of operations.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $62,567, which resulted in a realized gain of $16,974.

Tax Credits

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Other LIHTC tax benefits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2017, the Company had ownership interests in forty-nine LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2018 to 2029 is $38,608. LIHTC tax credits recognized during 2017 was $12,366. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2018 and 2017:

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount	*
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

		December 31, 2017
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,332	$7,400
Economic Redevelopment and Growth Tax Credits	NJ	2,982	14,449

Total		$4,314	$21,849

*The	unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, was as follows:

	2018	2017
Fair value - positive	$2,109,376	$1,098,479
Fair value - negative	(893,430)	(909,070)

At December 31, 2018, 2017 and 2016, the Company has recorded unrealized gains (losses) of $829,565 ($120,083) and ($591,186), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2018, 2017 and 2016 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 25 years for forecasted hedge transactions. At December 31, 2018 and 2017, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2018 and 2017, the Company has accumulated deferred gains in the amount of $0 and $1,898, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for year-end December 31, is as follows:

	2018	2017	2016

Options:
Calls	$45,514	$2,067	$1,524
Caps	–	(1,203)	–
Puts	(38,626)	(1,337)	10,700

Total options	$6,888	$(473)	$12,224

Swaps:
Interest rate	$(296,623)	$307,519	$642,433
Credit	(14,247)	10,107	3,046
Foreign exchange	–	–	(2,959)
Total return	(198,766)	(1,412,666)	(510,883)

Total swaps	$(509,636)	$(1,095,040)	$131,637

Futures - net positions	(263,032)	59,052	(337,977)
Lehman settlements	537	1,195	1,241

Total realized gains (losses)	$(765,243)	$(1,035,266)	$(192,875)

Fair value of replicated assets and credit default swaps (as underlying), as of December 31, is as follows:

	2018	2017	2016
Replicated assets	$3,685,810	$3,568,730	$4,576,931
Credit default swaps	40,443	71,130	41,602
Interest rate swaps	2,188	(27,891)	(73,920)

Capital gains (losses) related to credit swap transactions (which are primarily replication transactions), as of December 31, is as follows:

	2018	2017	2016
Capital gains (losses)	$(4,435)	$10,107	$3,046

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2018 and 2017:

		2018

Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)

AAA/AA/A	1
Single name credit default swaps (3)		$5,252	$453,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,143	463,085	3.4

BBB	2
Single name credit default swaps (3)		28,016	1,754,450	2.7
Credit default swaps referencing indices		7,750	897,000	3.2

Subtotal		35,766	2,651,450	2.9

BB	3
Single name credit default swaps (3)		2,655	135,500	2.6
Credit default swaps referencing indices		-	-	-

Subtotal		2,655	135,500	2.6

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7
Credit default swaps referencing indices		-	-	-

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0
Credit default swaps referencing indices		-	-	-

Subtotal		(312)	5,000	1.0

In or near default	6
Single name credit default swaps (3)		-	-	-
Credit default swaps referencing indices		-	-	-

Subtotal		-	-	-

Total		$40,443	$3,282,035	3.0

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		2017
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$55,569	$2,051,835	3.0
Credit default swaps referencing indices		13,655	665,000	4.3
Subtotal		69,224	2,716,835	3.3
BBB	2
Single name credit default swaps (3)		1,907	75,000	2.2
Credit default swaps referencing indices		-	-
Subtotal		1,907	75,000	2.2
BB	3
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
B	4
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
CCC and lower	5
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
In or near default	6
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
Total		$71,131	$2,791,835	3.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,282,035 from the table above were $0. At December 31, 2017, the maximum amounts of potential future recoveries available to offset the $2,791,835 from the table above were $10,000.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2018	2017	2018	2017
Derivative assets:
Credit default swaps	$2,379,467	$1,435,700	$48,036	$55,537
Currency swaps	129,622	57,608	15,288	8,349
Equity futures	17	(2)	15,386	–
Equity swaps	3,668,687	408,478	278,712	9,760
Interest rate futures	38	30	20,473	–
Interest rate swaps	24,837,035	20,767,735	708,359	574,599
Options	19,736,876	13,536,702	835,056	170,119
Derivative liabilities:
Credit default swaps	1,262,568	1,756,135	(1,311)	(12,107)
Currency swaps	18,459	41,865	1,706	5,041
Equity futures	(1)	–	870	–
Equity swaps	136,057	5,444,454	16,512	284,921
Interest rate futures	(17)	–	6,730	–
Interest rate swaps	15,034,996	13,175,966	366,016	305,657
Options	(3,466,359)	(7,052,116)	314,840	45,443

*Futures	are presented in contract format. Swaps and options are presented in notional format.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2018 and 2017, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2018
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,669,762	$–	$–	$–	$1,669,762
Subject to repurchase agreements	205,405	–	–	–	205,405
Subject to dollar repurchase agreements	361,063	–	–	–	361,063
FHLB capital stock	133,400	–	–	–	133,400
On deposit with states	37,249	–	–	–	37,249
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	–	–	–	4,405,503
Pledged as collateral not captured in other categories	637,227	–	–	–	637,227
Other restricted assets	1,172,934	–	–	–	1,172,934

Total Restricted Assets	$8,622,543	$–	$–	$–	$8,622,543

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2017)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$2,461,167	$(791,405)	$–	$1,669,762	1.44%	1.44%
Subject to repurchase agreements	116,023	89,382	–	205,405	0.18%	0.18%
Subject to reverse repurchase agreements	–	–	–	–	0.00%	0.00%
Subject to dollar repurchase agreements	278,626	82,437	–	361,063	0.31%	0.31%
Subject to dollar reverse repurchase agreements	–	–	–	–	0.00%	0.00%
FHLB capital stock	175,800	(42,400)	–	133,400	0.11%	0.11%
On deposit with states	40,862	(3,613)	–	37,249	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,999,339	(593,836)	–	4,405,503	3.76%	3.76%
Pledged as collateral not captured in other categories	600,943	36,284	–	637,227	0.54%	0.54%
Other restricted assets	423,770	749,164	–	1,172,934	1.00%	1.00%

Total Restricted Assets	$9,096,530	$(473,987)	$–	$8,622,543	7.37%	7.37%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts reported as Other restricted assets in the table above represent assets held in trust related to reinsurance.

The following tables show the pledged or restricted assets in other categories as of December 31, 2018 and 2017, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2018
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$587,361	$–	$–	$–	$587,361
Secured Funding Agreements	46,723	–	–	–	46,723
AMBAC	3,143	–	–	–	3,143

Total	$637,227	$–	$–	$–	$637,227

	Gross (Admitted & Nonadmitted) Restricted			Percentage

Description of Assets	Total From Prior Year (2017)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$577,146	$10,215	$587,361	0.50%	0.50%
Secured Funding Agreements	19,943	26,780	46,723	0.04%	0.04%
AMBAC	3,854	(711)	3,143	0.00%	0.00%

Total	$600,943	$36,284	$637,227	0.54%	0.54%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2018 and 2017:

	2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,379,285	$1,379,285	3.05%	3.06%
Securities lending collateral assets	1,670,537	1,670,537	3.69	3.70
Other	3,999	3,999	0.01	0.01

Total Collateral Assets	$3,053,821	$3,053,821	6.75%	6.77%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,054,914	7.77%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$725,234	$725,235	1.55%	1.55%
Securities lending collateral assets	2,460,919	2,460,919	5.25	5.27
Other	9,974	9,973	0.02	0.02

Total Collateral Assets	$3,196,127	$3,196,127	6.82%	6.84%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,197,011	7.97%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2018	2017	2016
Income:
Bonds	$1,220,282	$1,597,423	$1,821,601
Preferred stocks	7,711	5,655	6,159
Common stocks	100,616	214,463	13,474
Mortgage loans on real estate	202,918	239,980	284,532
Real estate	20,190	20,862	22,698
Policy loans	38,144	39,825	41,872
Cash, cash equivalents and short-term	37,671	23,632	15,464
Derivatives	65,909	100,763	221,031
Other invested assets	72,460	294,772	81,017

Gross investment income	1,765,901	2,537,375	2,507,848
Less: investment expenses	201,761	167,604	142,071

Net investment income before amortization of IMR	1,564,140	2,369,771	2,365,777
Amortization of IMR	46,511	63,277	79,140

Net investment income	$1,610,651	$2,433,048	$2,444,917

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2018	2017	2016
Bonds	$(146,705)	$2,202,327	$(38,959)
Preferred stocks	1,539	535	933
Common stocks	(3,690)	(1,978)	885
Mortgage loans on real estate	(25,561)	89,463	145
Real estate	5,104	(4,101)	(3,377)
Cash, cash equivalents and short-term investments	(41)	(185)	131
Derivatives	(765,780)	(1,036,461)	(185,514)
Other invested assets	113,193	117,051	(143,751)

Change in realized capital gains (losses), before taxes	(821,941)	1,366,651	(369,507)
Federal income tax effect	6,082	(197,793)	(7,059)
Transfer from (to) interest maintenance reserve	129,505	(1,711,437)	69,383

Net realized capital gains (losses) on investments	$(686,354)	$(542,579)	$(307,183)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2018	2017	2016

Bonds	$34,974	$64,814	$87,348
Preferred stocks	(859)	(564)	(102)
Common stocks	1,874	1,468	95
Affiliated entities	157,530	398,521	420,679
Mortgage loans on real estate	26,618	(25,197)	149
Cash equivalents and short-term investments	143	8	(141)
Derivatives	1,052,471	(73,945)	(282,801)
Other invested assets	32,650	180,441	44,126

Change in unrealized capital gains (losses), before taxes	1,305,401	545,546	269,353
Taxes on unrealized capital gains (losses)	(54,921)	124,074	(202,078)

Change in unrealized capital gains (losses), net of tax	$1,250,480	$669,620	$67,275

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations at December 31, 2018 and 2017 were as follows:

	2018		2017
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,077	$173	$233	$(644)
Ordinary renewal business	94,263	84,248	88,791	78,408
Group life direct business	16,474	7,911	17,510	8,438
Credit direct business	13	13	55	55

	$111,827	$92,345	$106,589	$86,257

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit funds and policy claims at December 31, 2018 and 2017 were as follows:

	Year Ended December 31
	2018	2017

Life insurance reserves	$11,431,333	$11,854,033
Annuity reserves and supplementary contracts with life contingencies	13,793,355	13,180,233
Accident and health reserves (including long term care)	681,838	715,419
Total policy reserves	$25,906,526	25,749,685

Deposit funds	915,773	1,042,297
Policy claims	485,636	399,919
Total policy reserves, deposit funds and claim liabilities	$27,307,935	$27,191,901

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2018 and 2017.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Valuation Manual section 21 (VM-21), Requirements for Principle-Based Reserves for Variable Annuities. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in VM-21 for determining the SSA.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2018 and 2017, the Company had insurance in force aggregating $78,179,488 and $93,922,936, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $1,667,131 and $1,816,099 to cover these deficiencies as of December 31, 2018 and 2017, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$-	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758
	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180
Total accident and health reserves	$814,744			$767,421

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2017
2017	$-	$316,002	$215,157	$100,845
2016 and prior	1,425,390	(1,282,531)	86,503	56,356
	1,425,390	$(966,529)	$301,660	157,201

Active life reserve	$3,953,654			$657,543
Total accident and health reserves	$5,379,044			$814,744

The Company’s unpaid claims reserve was decreased by (21,859) and ($1,282,351) for the years ended December 31, 2018 and 2017, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity. The change in 2017 resulted primarily from a new intercompany reinsurance agreement on the long term care block.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2018 and 2017 was $3,091 and $3,278, respectively. The Company incurred $16,534 and paid $16,722 of claim adjustment expenses during 2018, of which $1,771 of the paid amount was attributable to insured or covered events of prior years. The Company incurred -$17,765 and paid $15,543 of claim adjustment expenses during 2017, of which $1,190 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,186,894	$–	$–	$1,186,894	1%
At book value less surrender charge of 5% or more	502,104	–	–	502,104	1
At fair value	97,353	–	65,968,217	66,065,570	78
Total with adjustment or at fair value	1,786,351	–	65,968,217	67,754,568	80
At book value without adjustment (minimal or no charge or adjustment)	11,213,583	–	–	11,213,583	13
Not subject to discretionary withdrawal provision	5,744,774	38,792	254,223	6,037,789	7
Total annuity reserves and deposit liabilities	18,744,708	38,792	66,222,440	85,005,940	100%

Less reinsurance ceded	3,225,879	–	–	3,225,879
Net annuity reserves and deposit liabilities	$15,518,829	$38,792	$66,222,440	$81,780,061

	December 31 2017
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$981,060	$–	$–	$981,060	1%
At book value less surrender charge of 5% or more	309,366	–	–	309,366	1
At fair value	104,165	–	74,544,361	74,648,526	80
Total with adjustment or at fair value	1,394,591	–	74,544,361	75,938,952	82
At book value without adjustment (minimal or no charge or adjustment)	12,266,170	–	–	12,266,170	13
Not subject to discretionary withdrawal provision	4,681,115	44,915	75,027	4,801,057	5
Total annuity reserves and deposit liabilities	18,341,876	44,915	74,619,388	93,006,179	100%

Less reinsurance ceded	4,149,269	–	-	4,149,269
Net annuity reserves and deposit liabilities	$14,192,607	$44,915	$74,619,388	$88,856,910

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$–	$–	$11,732	$9,160,718	$9,172,450

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$–	$23,984	$14,808	$69,455,743	$69,494,535
Amortized cost	–	646,872	–	–	646,872
Total as of December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	69,201,520	69,201,520
At book value without fair value adjustment and with current surrender charge of less than 5%	–	646,872	–	–	646,872
Subtotal	–	646,872	–	69,201,520	69,848,392
Not subject to discretionary withdrawal	–	23,984	14,808	254,223	293,015
Total separate account reserve liabilities at December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$–	$–	$10,782	$8,705,180	$8,715,962

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$–	$25,346	$19,569	$78,023,636	$78,068,551
Amortized cost	–	633,003	–	–	633,003
Total as of December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	77,948,609	77,948,609
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,003	–	–	633,003
Subtotal	–	633,003	–	77,948,609	78,581,612
Not subject to discretionary withdrawal	–	25,346	19,569	75,027	119,942
Total separate account reserve liabilities at December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2016	$–	$64	$10,970	$8,767,639	$8,778,673

Reserves for separate accounts as of December 31, 2016 with assets at:
Fair value	$–	$21,505	$20,001	$70,154,420	$70,195,926
Amortized cost	–	633,674	–	–	633,674
Total as of December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2016:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	70,116,163	70,116,163
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,674	–	–	633,674
Subtotal	–	633,674	–	70,116,163	70,749,837
Not subject to discretionary withdrawal	–	21,505	20,001	38,257	79,763
Total separate account reserve liabilities at December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2018	2017	2016
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,198,986	$8,742,039	$8,767,931
Transfers from separate accounts	(12,522,352)	(11,223,730)	(8,507,967)
Net transfers to separate accounts	(3,323,366)	(2,481,691)	259,964
Miscellaneous reconciling adjustments	(152,560)	444,099	469,247
Net transfers as reported in the statements of operations of the life, accident and health annual statement	$(3,475,926)	$(2,037,592)	$729,211

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2018 and 2017, the Company’s separate account statement included legally insulated assets of $71,917,551 and $80,820,068, respectively. The assets legally insulated from general account claims at December 31, 2018 and 2017 are attributed to the following products:

	2018	2017
Group annuities	$23,941,313	$27,892,661
Variable annuities	43,329,322	48,043,845
Fixed universal life	695,569	665,407
Variable universal life	3,737,005	3,952,973
Variable life	198,613	222,858
Modified separate accounts	4,813	29,090
Registered Market Value
Annuity Product - SPL	10,916	13,234
Total separate account assets	$71,917,551	$80,820,068

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $519,373, $505,695, $483,307, $434,084, and $342,823, to the general account in 2018, 2017, 2016, 2015, and 2014, respectively. During the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the general account of the Company had paid $47,746, $43,334, $77,232, $223,304, and $35,985 respectively, toward separate account guarantees.

At December 31, 2018 and 2017, the Company reported guaranteed separate account assets at amortized cost in the amount of $643,109 and $616,456, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $679,964 and $669,442 at December 31, 2018 and 2017, respectively, which would have resulted in an unrealized gain of $36,855 and $52,984, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2018	2017	2016
Direct premiums	$14,431,051	$13,588,837	$14,081,227
Reinsurance assumed - non affiliates	1,268,615	1,351,628	1,412,887
Reinsurance assumed - affiliates	125,367	325,332	113,578
Reinsurance ceded - non affiliates	(3,040,806)	(15,100,457)	(2,018,612)
Reinsurance ceded - affiliates	(1,361,992)	(3,295,966)	489,464
Net premiums earned	$11,422,235	$(3,130,626)	$14,078,544

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,045 which has been included in the Statement of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statement of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statement of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R and Appendix A-791, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction, the company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,306 which has been included in the Statement of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,013 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statement of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2016, the Company recaptured fixed annuity and funding agreement business previously ceded to TPLIC, an affiliate, on a coinsurance basis. The Company received cash and invested assets of $3,017,999 and recaptured policy and claim reserves of $3,030,564. A reinsurance receivable from TPLIC was established for the remaining $12,565 of assets to be transferred in support of the transferred policy and claim reserves. In addition, TPLIC transferred $82,218 of transfer date IMR to the Company. The Company paid net consideration to TPLIC resulting in a pre-tax loss of $40,086, which has been included in the Statement of Operations.

Effective October 1, 2016, TPLIC recaptured medium-term note funding agreements previously ceded to the Company on a coinsurance basis. The Company transferred cash and invested assets of $114,175 and released deposit-type reserves of $112,238 and a hedge novation of $2,228. A payable to TPLIC of $292 was established for remaining assets to be transferred in support of the hedge novation. The Company received consideration from TPLIC resulting in a pre-tax gain of $2,936 which has been included in the Statement of Operations.

Effective September 30, 2016, the Company ceded term life business to TWRI, an affiliate, on a coinsurance funds withheld basis. The Company paid an initial reinsurance premium of $41,565, transferred other net assets of $2,042, and released life and claim reserves of $296,656 and $21,926, respectively, resulting in a pre-tax gain of $274,974 ($178,733 net of tax) which has been credited directly to unassigned surplus. Effective January 1, 2017, an amendment was made to the reinsurance agreement with TWRI to allow reinsurance of post December 31, 2016 issue dates up to June 30, 2017 issue dates. The policies with issue dates in 2017 are subject to a $50 million maximum in total annualized premium.

The Company received reinsurance recoveries in the amount of $3,726,987, $3,735,152 and $3,220,276, during 2018, 2017 and 2016, respectively. At December 31, 2018 and 2017, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,061,987 and $285,160. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2018 and 2017 of $42,222,952 and $41,782,338, respectively, of which $20,685,628 and $20,587,204 were ceded to affiliates.

During 2018, 2017 and 2016 amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $514,911 ($335,855 after tax), $90,556 ($62,716 after tax) and $255,425 ($176,996 after tax), respectively.

The Company reports a reinsurance deposit receivable of $0 and $0 as of December 31, 2018 and 2017, respectively. In 1996, the Company entered into a reinsurance agreement with an unaffiliated company where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

During 2018, 2017 and 2016, the Company obtained letters of credit of $56,994, $55,017 and $98,006, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2018 and 2017 and the change from the prior year are comprised of the following components:

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,594,229	$129,592	$1,723,821
Statutory Valuation Allowance Adjustment	–	–	–
Adjusted Gross Deferred Tax Assets	1,594,229	129,592	1,723,821
Deferred Tax Assets Nonadmitted	96,652	–	96,652
Subtotal (Net Deferred Tax Assets)	1,497,577	129,592	1,627,169
Deferred Tax Liabilities	803,480	206,891	1,010,371
Net Admitted Deferred Tax Assets	$694,097	$(77,299)	$616,798

	December 31, 2017
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,460,587	$135,094	$1,595,681
Statutory Valuation Allowance Adjustment	2,432	–	2,432
Adjusted Gross Deferred Tax Assets	1,458,155	135,094	1,593,249
Deferred Tax Assets Nonadmitted	65,996	–	65,996
Subtotal (Net Deferred Tax Assets)	1,392,159	135,094	1,527,253
Deferred Tax Liabilities	774,613	217,917	992,530
Net Admitted Deferred Tax Assets	$617,546	$(82,823)	$534,723

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$133,642	$(5,502)	$128,140
Statutory Valuation Allowance Adjustment	(2,432)	–	(2,432)
Adjusted Gross Deferred Tax Assets	136,074	(5,502)	130,572
Deferred Tax Assets Nonadmitted	30,656	–	30,656
Subtotal (Net Deferred Tax Assets)	105,418	(5,502)	99,916
Deferred Tax Liabilities	28,867	(11,026)	17,841
Net Admitted Deferred Tax Assets	$76,551	$5,524	$82,075

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2018	2017	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$535,134	$349,887	$185,247
Investments	203,467	184,414	19,053
Deferred acquisition costs	224,432	146,018	78,414
Tax credit carry-forward	349,547	522,986	(173,439)
Foreign CFC Holdings	116,610	97,641	18,969
Policyholder Reserve Transitional Amount	100,487	103,545	(3,058)
Other (including items <5% of ordinary tax assets)	64,552	56,096	8,456
Subtotal	1,594,229	1,460,587	133,642

Statutory valuation allowance adjustment	–	2,432	(2,432)
Nonadmitted	96,652	65,996	30,656
Admitted ordinary deferred tax assets	1,497,577	1,392,159	105,418

Capital:
Investments	129,592	135,094	(5,502)
Other (including items <5% of total total capital tax assets)	–	–	–
Subtotal	129,592	135,094	(5,502)

Statutory valuation allowance adjustment	–	–	–
Nonadmitted	–	–	–
Admitted capital deferred tax assets	129,592	135,094	(5,502)
Admitted deferred tax assets	$1,627,169	$1,527,253	$99,916

	Year Ended December 31
	2018	2017	Change
Deferred Tax Liabilities:
Ordinary
Investments	$548,455	$525,495	$22,960
Policyholder reserves	34,570	42,066	(7,496)
Foreign CFC Holdings	90,887	77,311	13,576
Policyholder Reserve Transitional Amount	110,176	110,804	(628)
Other (including items <5% of total ordinary tax liabilities)	19,392	18,937	455
Subtotal	803,480	774,613	28,867
Capital
Investments	206,891	217,917	(11,026)
Other (including items <5% of total capital tax liabilities)	–	–	–
Subtotal	206,891	217,917	(11,026)
Deferred tax liabilities	1,010,371	992,530	17,841
Net deferred tax assets/liabilities	$616,798	$534,723	$82,076

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law. As a result, the Company reported a valuation allowance of $2,432 against its minimum tax credit carryover deferred tax assets to reflect the estimated sequestration fee expected to be charged on refunded credits in the 2017 financial statements. On January 14th, 2019, the Internal Revenue Service issued an announcement on its official website stating that certain refundable minimum tax credits will not be subject to sequestration. As a result, the Company released its valuation allowance related to sequestration in the 2018 financial statements.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law reducing the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $9,524, excluding $42,450 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

As a result of the TCJA, the Company’s tax reserve deductible temporary difference increased by $52,726. This change results in an offsetting $(52,726) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The tax reserve deductible temporary difference increased $18,569 from the estimate in the 2017 financials due to model refinements during 2018 to implement the Tax Cuts and Jobs Act provisions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2018 and 2017 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	583,655	33,143	616,798
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	583,655	33,143	616,798
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	774,224
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	913,922	96,449	1,010,371
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,497,577	$129,592	$1,627,169

			December 31, 2017
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	506,608	28,115	534,723
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	912,852
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	885,551	106,979	992,530
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,392,159	$135,094	$1,527,253

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	77,047	5,028	82,075
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	77,047	5,028	82,075
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	(138,628)
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	28,371	(10,530)	17,841
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$105,418	$(5,502)	$99,916

	December 31
	2018	2017	Change
Ratio Percentage Used To Determine Recovery
Period and Threshold Limitation Amount	836%	901%	-65%

Amount of Adjusted Capital and Surplus Used To
Determine Recovery Period and Threshold
Limitation in 2(b)2 above	$5,161,496	$6,085,680	$(924,184)

The impact of tax planning strategies at December 31, 2018 and 2017 was as follows:

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	8%	16%	8%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2018	2017	Change
Current Income Tax

Federal	$(29,827)	$(1,047,121)	$1,017,294
Foreign	–	31	(31)
Subtotal	(29,827)	(1,047,090)	1,017,263
Federal income tax on net capital gains	(6,082)	197,793	(203,875)
Utilization of capital loss carry-forwards	–	–	–
Other	–	–	–
Federal and foreign income taxes incurred	$(35,909)	$(849,297)	$813,388

	Year Ended December 31
	2017	2016	Change
Current Income Tax

Federal	$(1,047,121)	$(138,750)	$(908,371)
Foreign	31	(1)	32
Subtotal	(1,047,090)	(138,751)	(908,339)
Federal income tax on net capital gains	197,793	7,059	190,734
Utilization of capital loss carry-forwards	–		–
Other	–	–	–
Federal and foreign income taxes incurred	$(849,297)	$(131,692)	$(717,605)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2018	2017	2016

Current income taxes incurred	$(35,909)	$(849,297)	$(131,692)

Change in deferred income taxes (without tax on unrealized gains and losses)	(167,651)	902,675	(189,046)

Total income tax reported	$(203,560)	$53,378	$(320,738)

Income before taxes	$(1,503,967)	$1,466,016	$79,690
	21.00%	35.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$(315,833)	$513,105	$27,892

Increase (decrease) in actual tax reported resulting from:

Dividends received deduction	$(29,121)	$(74,961)	$(74,012)
Tax credits	(51,984)	(53,734)	(25,037)
Tax adjustment for IMR	(12,999)	(747,003)	669
Surplus adjustment for in-force ceded	3,699	80,818	608
Nondeductible expenses	1,476	1,202	1,049
Deferred tax benefit on other items in surplus	166,621	131,796	(233,112)
Prior year tax return adjustment	26,916	4,179	1,486
Life-owned life insurance	(1,790)	(2,975)	(2,966)
Dividends from certain foreign corporations	2,895	2,639	1,620
Statutory valuation allowance	2,432	(2,432)	–
Pre-tax income of SMLLC’s	15,812	230,025	14,093
Tax-free distribution	–	129,644	–
Intercompany Dividends	(19,031)	(150,570)	(2,966)
Partnership Permanent Adjustment	(2,407)	(2,136)	(1,914)
Change in tax rates	–	9,524	–
Deferred only transfer - IWA	–	(16,157)	–
Audit Adjustment - Permanent	–	–	(21,196)
Other	9,754	414	(6,952)

Total income tax reported	$(203,560)	$53,378	$(320,738)

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see attached listing of companies in the Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amount	Origination Dates	Expiration Dates
General Business Credit	$34,914	12-31-2008	12-31-2028
General Business Credit	51,944	12-31-2009	12-31-2029
General Business Credit	54,087	12-31-2010	12-31-2030
General Business Credit	45,647	12-31-2011	12-31-2031
General Business Credit	31,125	12-31-2012	12-31-2032
General Business Credit	24,880	12-31-2013	12-31-2033
General Business Credit	19,912	12-31-2014	12-31-2034
General Business Credit	14,991	12-31-2015	12-31-2035
General Business Credit	3,604	12-31-2016	12-31-2036
General Business Credit	7,119	12-31-2017	12-31-2037
General Business Credit	22,758	12-31-2018	12-31-2038
Total General Business Credit	$310,981
Foreign Tax Credit	$24,051	12-31-2017	12-31-2027
Total Foreign Tax Credit	$24,051

Gross AMT Credit Recognized as:

1a	Current year recoverable	$–
1b	Deferred tax asset (DTA)	14,515
2	Beginning Balance of AMT Credit Carryover	48,869
3	Amounts Recovered+	34,354
4	Adjustments	–
5	Ending Balance of AMT Credit Carryover (5=2-3-4)	14,515
6	Reduction for Sequestration	–
7	Nonadmitted by Reporting Entity	–
8	Reporting Entity Ending Balance (8=5-6-7)	$14,515

The Company elected to account for its alternative minimum tax credit (AMT Credit) carryforward as a deferred tax asset.

The Company incurred no income taxes during 2018, 2017, and 2016, available for recoupment in the event of future net capital losses.

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

	December 31,
	2018	2017
Unrecognized tax benefits, opening balance	$11,091	$9,763
Additions for - tax positions of prior years	2,538	1,328

Unrecognized tax benefits, ending balance	$13,629	$11,091

The Company does not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense/(benefit) related to income taxes for the years ending in December 31, 2018, 2017, and 2016 is $5,183, $(14,348), and $864, respectively. The total interest/(payable) receivable balance as of December 31, 2018 and 2017 is $(1,381) and $3,577, respectively. The Company recorded no liability for penalties.

The Company modified its calculation of dividends that are eligible for dividends received deduction in 2016. This resulted in recording a permanent tax benefit of $20,250 in the Company’s 2016 financial statement for years 2011-2015. This was treated as a change in estimate.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and an examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2018 and 2017.

The Company has 42,500 Series A preferred shares authorized, 42,500 shares issued, and 42,500 shares held by the Company as treasury stock, with a par value of $10. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2018. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its shareholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $577,829.

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by Transamerica Corporation.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

On September 12, 2017 and June 28, 2017, the Company paid ordinary common stock dividends of $240,000 and $188,393, respectively, to its parent company.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018. On June 28 and December 21, 2017, the Company paid a cash return of capital in the amount of $372,572 and $50,000, respectively, to its parent.

The Company received ordinary common stock dividends from Transamerica Financial Life Insurance Company (TFLIC) in the amounts of $12,105 on June 29, 2018, $9,075 on December 21, 2017 and $10,289 on June 28, 2017. On December 13, 2018 and December 21, 2017, the Company received preferred stock dividends of $430 and $3, respectively, from TFLIC.

On December 18, 2018 and June 15, 2017, the Company received common stock dividends of $23,520 and $188,400, respectively, from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from SRC.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

The Company received a return of capital of $27,000 on June 28, 2017 from its subsidiary Investors Warranty of America, LLC (IWA).

On December 28, 2017, the Company received a return of capital of $135,000 and dividends of $221,506 from LIICA Holdings, LLC, a subsidiary.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2018, the Company meets the minimum RBC requirements.

On September 30, 2002, Life Investors Insurance Company of America (LIICA), which merged in to the Company effective October 2, 2008, received $150,000 from TA Corp in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Additional information related to the outstanding surplus notes at December 31, 2018 and 2017 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest

2018	$150,000	$9,000	$144,000	$2,250
2017	$150,000	$9,000	$135,000	$2,250

11. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2018 and 2017, respectively, securities with a fair value of $1,625,915 and $2,385,635 were on loan under securities lending agreements. At December 31, 2017, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,670,537 and $2,460,919 at December 31, 2018 and 2017, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2018	2017
Open	$1,669,762	$2,461,167
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–
Total	1,669,762	2,461,167

Securities received	–	–
Total collateral received	$1,669,762	$2,461,167

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2018		2017

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Open	$245,460	$245,460	$264,039	$264,039
30 days or less	418,414	418,414	913,484	913,484
31 to 60 days	300,130	300,130	376,158	376,158
61 to 90 days	173,187	173,187	489,542	489,542
91 to 120 days	301,294	301,294	191,141	191,141
121 to 180 days	232,052	232,052	226,555	226,555
181 to 365 days	–	–	–	–
1 to 2 years	–	–	–	–
2 to 3 years	–	–	–	–
Greater than 3 years	–	–	–	–

Total	1,670,537	1,670,537	2,460,919	2,460,919

Securities received	–	–	–	–

Total collateral reinvested	$1,670,537	$1,670,537	$2,460,919	$2,460,919

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,659,224 (fair value of $1,670,537) that are currently tradable securities that could be sold and used to pay for the $1,669,762 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by Transamerica Corporation (TA Corp) which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $12,769, $13,133 and $15,745 was allocated to the Company for the years ended December 31, 2018, 2017 and 2016 respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP 102, Pensions. Pension expenses were $23,481, $30,676 and $35,812 for the years ended December 31, 2018, 2017 and 2016, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of post retirement expenses was $5,027, $7,332 and $6,527 for the years ended December 31, 2018, 2017 and 2016, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2018, 2017 and 2016 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $892,554, $1,115,739 and $1,195,341 during 2018, 2017 and 2016, respectively. The amount paid as a result of being a party to these agreements was $580,203, $811,607 and $803,847 during 2018, 2017 and 2016, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $136,995, $148,943 and $136,494 for these services during 2018, 2017 and 2016, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $40,843, $37,029 and $57,231 for the years ended December 31, 2018, 2017 and 2016, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2018, 2017 and 2016, the Company received (paid) net interest of ($365), ($834) and $122 from (to) affiliates, respectively. At December 31, 2018 and 2017, respectively, the Company reported net payables from affiliates of $36,791 and $489. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

At December 31, 2017, the Company had short-term intercompany notes receivable of $168,300.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$53,600	December 21, 2018	1.18%
TA Corp	114,700	December 29, 2018	1.18%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2018 and 2017, the cash surrender value of these policies was $179,004 and $174,952, respectively, and is included in Other assets on the balance sheet. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $167,126 and $166,473 at December 31, 2018 and 2017, respectively, and is included in Aggregate reserves for policies and contracts on the balance sheet.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$25,943
Real Estate Alternatives Portfolio 3, LLC	$29,149
Real Estate Alternatives Portfolio 4 HR, LLC	$88,280
Aegon Multi-Family Equity Fund, LLC	$54,942
Natural Resources Alternatives Portfolio I, LLC	$90,600
Zero Beta Fund, LLC	$257,831

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97, entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from IWA, a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statement of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2018 and 2017:

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$–
GARNET ASSURANCE CORP	100	–	–	–
LIFE INVESTORS ALLIANCE LLC	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–
0	–	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$–

Aggregate Total	XXX	$1,023,065	$1,023,065	$–

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$16,471	$16,471	$–
GARNET ASSURANCE CORP	–	–	–	–
LIFE INVESTORS ALLIANCE LLC	–	–	–	–
ASIA INVESTMENT HOLDING LTD	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$16,471	$16,471	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,117,737	$1,117,737	$–

Aggregate Total	XXX	$1,117,737	$1,117,737	$–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA		–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA		–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA		–	Y	N	I
GARNET ASSURANCE CORP III	NA		–	N	N	I
0	–		–	–	–	–
Total SSAP No. 97 8b(iii) Entities	–	–	$16,471	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$815,587	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$832,058	–	–	–
Aggregate Total	–	–	$832,058	–	–	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31, 2017

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2017	$17,072	Y	N	I
GARNET ASSURANCE CORP	S1	9/27/2017	–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	S1	9/27/2017	–	Y	N	I
ASIA INVESTMENT HOLDING LTD	S1	9/27/2017	–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	S1	9/21/2017	–	Y	N	I
GARNET ASSURANCE CORP III	S1	12/28/2017	–	N	N	I
Total SSAP No. 97 8b(iii) Entities	–	–	$17,072	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S1	12/28/2017	$924,067	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$924,067	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$941,139	–	–	–
Aggregate Total	–	–	$941,139	–	–	–

* S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing

** I – Immaterial or M – Material

(1) NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Letter of credit
Pine Falls Re (PFRe)	Letter of credit
Stonebridge Reinsurance Company (SRC)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has three LPS with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Riverwood Reinsurance, Inc. (TRRI)	Parental guarantee
TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$–	$(210,000)	$–	$–
Pine Falls Re**	–	(1,200,000)	–	–
Stonebridge Reinsurance Company**	–	(753,321)	–	–
MLIC Re**	–	(830,000)	–	–
TLIC Riverwood Reinsurance, Inc.	–	(2,163,084)	1,049,158	–
TLIC Oakbrook Reinsurance, Inc.	–	(1,136,283)	128,495	–
TLIC Watertree Reinsurance, Inc.	–	(745,523)	493,278	–

*    Per AP&P Manual (without permitted or prescribed practices)

**    The SCA is valued at zero in the Company’s financial statements

The above SCA entities had not been permitted to include a letter of credit as an admitted asset recognized in the financial statements, the risk- based capital would have been below the mandatory control level. If the RBC for each of the insurance SCA entities listed above would have triggered a regulatory event had they not used a prescribed practice.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

14. Commitments and Contingencies

At December 31, 2018 and 2017, the Company has mortgage loan commitments of $238,370 and $91,038, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments for $718,870 and $701,790 as of December 31, 2018 and 2017, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $55,107 and $40,605, respectively.

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2018 and 2017 was $11,086 and $14,987, respectively.

At December 31, 2018 and 2017, the Company has private placement commitments outstanding of $78,516 and $46,679, respectively.

The Company sold $1,658 and $0 of “to-be-announced” (TBA) securities as of December 31, 2018 and 2017, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. In addition, the amount of cash collateral pledged by the Company as of December 31, 2018 and 2017, respectively, was $0 and $15,151.

At December 31, 2018 and 2017, securities in the amount of $227,624 and $45,201, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2018. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2018, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2018, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2018, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB holds related statutory-basis policy and claim reserves of $2,212,527 and $1,918,249, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,458,012 and $3,168,807, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $587 and $545 under this agreement in 2018 and 2017, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2018 and 2017 for the total payout block is $3,235,571 and $3,286,580, respectively. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2018 and 2017:

	December 31
	2018	2017
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,670,570	$5,087,084

Current liability recognized in financial statements:
Noncontingent liabilities	–	–

Contingent liabilities	–	–

Ultimate financial statement impact if action required:
Incurred claims	5,670,539	5,087,056
Other	31	28
Total impact if action required	$5,670,570	$5,087,084

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,274,093. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2018	2017
Membership Stock:
Class A	$–	$–
Class B	10,000	10,000
Activity Stock	123,400	165,800
Excess Stock	–	–
Total	$133,400	$175,800

At December 31, 2018 and 2017, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Decemeber 31, 2017
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

At December 31, 2018 and 2017, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

	Fair Value	Carry Value
Decemeber 31, 2017
Total Collateral Pledged	$5,262,087	$4,999,339
Maximum Collateral Pledged	5,534,849	5,317,412

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the borrowings from the FHLB were as follows:

	December 31, 2018		December 31, 2017
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established

Debt[1]	$2,820,000	$–	$3,820,000	$–
Funding agreements[2]	265,000	266,742	325,000	326,380
Other	–	–	–	–

Total	$3,085,000	$266,742	$4,145,000	$326,380

1 The maximum amount of borrowing during 2018 was $2,820,000

2 The maximum amount of borrowing during 2018 was $265,000

As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years. As of December 31, 2017, the weighted average interest rate on FHLB advances was 1.544% with a weighted average term of 5.2 years.

At December 31, 2018 the prepayment penalties information is as follows:

Does the Company have prepayment obligations under the following arrangements (yes/no)?
Debt	NO
Funding Agreements	NO
Other	N/A

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,905,244 and $2,762,795 as of December 31, 2018 and 2017, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has been named in class action and individual lawsuits relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. In one federal class action filed in the Central District of California, the parties agreed to settle the case and a $210,100 provision was established in 2018, which included $15,000 for additional costs for attorney fees, class notice and administration. In January 2019, the court approved the settlement. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The Company continues to hold a provision for these policyholders. The provision for this settlement is included in other liabilities in the balance sheet and general expenses within the statement of operations.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,864 and $10,075 and an offsetting premium tax benefit $6,173 and $7,345 at December 31, 2018 and 2017, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $400, $216 and $6,142, for the years ended December 31, 2018, 2017 and 2016, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company has recorded liabilities of $95,515 and $93,497 for municipal repurchase agreements as of December 31, 2018 and 2017, respectively. The repurchase agreements are primarily collateralized by investment-grade corporate bonds with book adjusted carry values of $205,405 and $116,023, respectively, and fair values of $217,575 and $125,733, respectively, as of December 31, 2018 and 2017. These securities have maturity dates that range from 2019 to 2097.

For repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2018 and 2017, the Company had dollar repurchase agreements outstanding in the amount of $361,063 and $330,081, respectively. The Company had an outstanding liability for borrowed money in the amount $205,345 and $330,318, which included accrued interest of $1,092 and $885, at December 31, 2018 and 2017, respectively due to participation in dollar repurchase agreements.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2018	2017

Open	$204,253	$329,434
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–

Total	204,253	329,434

Securities received	–	–

Total collateral received	$204,253	$329,434

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2018 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)

Bonds:
NAIC 5	1	$1,448	$1,459	$31
Common stocks:
Common stocks	4	$15	$21	$10

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2018 through April 25, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified a Type II subsequent event for the year ended December 31, 2018. The Company ceded businesses to a subsidiary of Scottish Re Group. In January 2018, Scottish Re Group announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began also oversight procedures of the Scottish Re Group subsidiary (SRUS) with whom TLIC is a counterparty for some of its reinsurance activities. On March 1, 2019, the Delaware Department of Insurance requested SRUS to be placed in rehabilitation. The Company’s management closely monitors the current developments but is not yet able to assess whether its outstanding reserves and receivables will be recoverable. At December 31, 2018, the Company’s reserves ceded to Scottish Re Group were $108,320.

17. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through July 1, 2019.

As discussed in Note 16 to the audited financial statements, the company has ceded certain reinsurance to a SRUS. On May 16, 2019, the Iowa Insurance Division suspended the certificate of authority for SRUS. This suspension may result in the loss of reinsurance credit related to SRUS and thus, the company may experience an increase in net reserves. See Note 16 Subsequent Events for additional details, including reserve credits related to SRUS at December 31, 2018.

With the approval of the Iowa Insurance Division, the Company paid a $250,000 return of capital to its parent, CGC, and also repaid $150,000 of surplus note principal to TA Corp on June 21, 2019.

Effective July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division on April 29, 2019 and the Arkansas Insurance Department commissioner on May 31, 2019.

TALIC statutory balances at December 31, 2018 were as follows:

Total assets	$7,204,454
Total liabilities	$6,705,315
Net income (loss)	($70,314)
Total capital and surplus	$499,139

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Corporation	42-1484983

Aegon Asset Management Services Inc	39-1884868

Aegon Direct Marketing Services Inc	42-1470697

Aegon Financial Services Group Inc	41-1479568

Aegon Institutional Markets Inc	61-1085329

Aegon Management Company	35-1113520

Aegon USA Real Estate Services Inc	61-1098396

Aegon USA Realty Advisors of CA FKA Pensaprima Inc	20-5023693

AFSG Securities Corporation	23-2421076

AUSA Properties Inc	27-1275705

Commonwealth General Corporation	51-0108922

Creditor Resources Inc	42-1079584

CRI Solutions Inc	52-1363611

Financial Planning Services Inc	23-2130174

Firebird Reinsurance Corporation	47-3331975

Garnet Assurance Corporation	11-3674132

Garnet Assurance Corporation II	14-1893533

Garnet Assurance Corporation III	01-0947856

Intersecurities Ins Agency	42-1517005

LIICA RE II	20-5927773

Massachusetts Fidelity Trust	42-0947998

MLIC RE I Inc	01-0930908

Money Services Inc	42-1079580

Monumental General Administrators Inc	52-1243288

Pearl Holdings Inc I	20-1063558

Pearl Holdings Inc II	20-1063571

Pine Falls Re Inc	26-1552330

Real Estate Alternatives Portfolio 3A Inc	20-1627078

River Ridge Insurance Company	20-0877184

Short Hills Management	42-1338496

Southwest Equity General Company	86-0455577

Stonebridge Benefit Services Inc	75-2548428

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN

Stonebridge Reinsurance Company	61-1497252

TCF Asset Management Corp	84-0642550

TCFC Air Holdings Inc	32-0092333

TCFC Asset Holdings Inc	32-0092334

TLIC Oakbrook Reinsurance Inc.	47-1026613

TLIC Riverwood Reinsurance Inc	45-3193055

TLIC Watertree Reinsurance, Inc.	81-3715574

Transamerica Advisors Life Insurance Company (FKA MLLIC)	91-1325756

Transamerica Accounts Holding Corp	36-4162154

Transamerica Affinity Services Inc	42-1523438

Transamerica Affordable Housing Inc	94-3252196

Transamerica Agency Network Inc (FKA: Life Inv Fin Group)	61-1513662

Transamerica Asset Management (fka Transamerica Fund Advisors)	59-3403585

Transamerica Capital Inc	95-3141953

Transamerica Casualty Insurance Company	31-4423946

Transamerica Commercial Finance Corp I	94-3054228

Transamerica Consumer Finance Holding Company	95-4631538

Transamerica Corporation (OREGON)	98-6021219

Transamerica Distribution Finance Overseas Inc	36-4254366

Transamerica Finance Corporation	95-1077235

Transamerica Financial Advisors FKA InterSecurities	59-2476008

Transamerica Financial Life Insurance Company	36-6071399

Transamerica Fund Services Inc	59-3403587

Transamerica Home Loan	95-4390993

Transamerica International Re (Bermuda) Ltd	98-0199561

Transamerica Investors Securities Corp	13-3696753

Transamerica Leasing Holdings Inc	13-3452993

Transamerica Life Insurance Company	39-0989781

Transamerica Pacific Insurance Co Ltd	94-3304740

Transamerica Premier Life Insurance Company	52-0419790

Transamerica Resources Inc (FKA: Nat Assoc Mgmt)	52-1525601

Transamerica Small Business Capital Inc	36-4251204

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959

Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2018

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$6,331,854	$6,598,931	$6,473,506
States, municipalities and political subdivisions	775,531	798,840	775,531
Foreign governments	362,823	352,919	362,847
Hybrid securities	382,258	379,539	382,045
All other corporate bonds	18,495,323	19,020,347	18,473,880
Preferred stocks	98,907	91,213	97,382
Total fixed maturities	26,446,696	27,241,789	26,565,191

Equity securities
Common stocks:
Industrial, miscellaneous and all other	154,552	171,979	171,979
Total equity securities	154,552	171,979	171,979

Mortgage loans on real estate	4,574,654		4,574,654
Real estate	114,446		114,446
Policy loans	551,658		551,658
Other long-term investments	955,194		955,194
Receivable for securities	123,959		123,959
Securities lending	1,670,537		1,670,537
Cash, cash equivalents and short-term investments	1,955,703		1,955,703
Total investments	$36,547,399		$36,683,321

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

(2)

United States government, state, municipal and political, hybrid and corporate bonds of $36,959 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $4,598 due to having an NAIC 6 rating.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*

Year ended December 31, 2018
Individual life	$10,400,565	$–	$343,340	$104,339	$693,537	$1,425,541	$888,908
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,939	95,911	306,199	276,705
Annuity	13,793,355	–	30,315	10,572,727	654,092	16,123,471	(2,756,710)
Other	–	–	–	–	141,741	–	–

	$25,793,087	$113,439	$485,636	$11,422,235	$1,610,651	$17,921,024	$(1,397,417)

Year ended December 31, 2017
Individual life	$9,987,824	$–	$250,100	$(7,812,143)	$(1,056,944)	$(1,870,315)	$603,366
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,017,983	–	22,133	5,662,618	1,468,343	9,211,736	(2,084,576)
Other	–	–	–	–	438,652	–	–

	$25,634,672	$115,013	$399,919	$(3,130,626)	$2,433,048	$3,220,189	$(2,180,703)

Year ended December 31, 2016
Individual life	$13,570,924	$–	$241,127	964,932	$768,583	$1,682,114	$850,556
Individual health	4,104,887	96,408	177,690	128,097	288,730	350,311	164,250
Group life and health	1,920,903	26,223	111,533	646,226	126,113	395,670	313,984
Annuity	18,660,981	–	24,395	12,339,288	1,108,862	12,847,222	1,559,407
Other	–	–	–	–	152,629	–	–

	$38,257,695	$122,631	$554,745	$14,078,543	$2,444,917	$15,275,317	$2,888,197

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2018
Life insurance in force	$972,796,627	$831,130,720	$–	$141,665,907	0%

Premiums:
Individual life	$2,453,331	$3,644,497	$1,295,506	$104,340	1242%
Individual health	532,130	429,165	3,264	106,230	3%
Group life and health	753,427	131,816	17,328	638,939	3%
Annuity	10,692,163	197,320	77,884	10,572,727	1%
	$14,431,051	$4,402,798	$1,393,982	$11,422,236	12%

Year ended December 31, 2017
Life insurance in force	$533,085,617	$887,695,994	$484,569,310	$129,958,933	373%

Premiums:
Individual life	$2,443,494	$11,836,066	$1,580,429	$(7,812,143)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,813,201	4,215,856	65,273	5,662,618	1%
	$13,588,837	$18,396,423	$1,676,960	$(3,130,626)	-54%

Year ended December 31, 2016
Life insurance in force	$529,122,141	$916,395,356	$525,650,271	$138,377,056	380%

Premiums:
Individual life	$2,422,512	$2,887,979	$1,430,399	$964,932	148%
Individual health	554,332	431,437	5,202	128,097	4%
Group life and health	820,508	203,774	29,492	646,226	5%
Annuity	10,283,875	(1,994,042)	61,372	12,339,288	0%
	$14,081,227	$1,529,148	$1,526,465	$14,078,543	11%

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Years Ended December 31, 2018 and 2017

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Financial Statements

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Advisors Life Insurance Company and the Contract Owners of Merrill Lynch Variable Life Separate Account II

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Merrill Lynch Variable Life Separate Account II indicated in the table below as of December 31, 2018, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in the Merrill Lynch Variable Life Separate Account II as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

2019 Trust	BlackRock Government Money Market
AB Large Cap Growth Class A Shares	BlackRock High Yield
BlackRock Advantage Large Cap Core	BlackRock International V.I. Class I Shares
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Managed Volatility V.I. Class I Shares
BlackRock Balanced Capital	BlackRock S&P 500 Index V.I. Class I Shares
BlackRock Basic Value V.I. Class I Shares	BlackRock U.S. Government Bond
BlackRock Capital Appreciation	Invesco V.I. American Franchise Series I Shares
BlackRock Equity Dividend V.I. Class I Shares	Invesco V.I. Core Equity Series I Shares
BlackRock Global Allocation	MFS® Growth Initial Class
BlackRock Global Allocation V.I. Class I Shares

Basis for Opinions

These financial statements are the responsibility of the Transamerica Advisors Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Merrill Lynch Variable Life Separate Account II based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 18, 2019

We have served as the auditor of one or more of the subaccounts in Merrill Lynch Variable Life Separate Account II since 2014.

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
2019 Trust	2,374,239.386	$1,667,575	$2,231,144	$(115)	$2,231,029	89,438	$23.559241	$25.498774
AB Large Cap Growth Class A Shares	318,401.252	15,576,513	16,477,265	82	16,477,347	342,492	45.080727	49.256776
BlackRock Advantage Large Cap Core	5,686,258.965	135,133,090	112,360,477	109	112,360,586	391,232	255.166636	297.417401
BlackRock Advantage Large Cap Value V.I. Class I Shares	910,097.916	10,301,452	7,644,822	(22)	7,644,800	256,625	28.208300	30.283528
BlackRock Advantage U.S. Total Market V.I. Class I Shares	775,454.270	18,279,831	16,369,840	(78)	16,369,762	188,297	80.391444	88.781801
BlackRock Balanced Capital	25,576,619.924	389,850,387	357,305,380	(29)	357,305,351	3,143,103	102.179900	117.037355
BlackRock Basic Value V.I. Class I Shares	2,300,533.942	33,464,732	28,503,616	(8)	28,503,608	405,128	64.951472	71.729335
BlackRock Capital Appreciation	2,990,628.489	92,762,875	109,546,722	40	109,546,762	450,143	215.504220	251.191096
BlackRock Equity Dividend V.I. Class I Shares	1,177,722.942	13,011,867	11,977,442	(6)	11,977,436	184,367	60.078033	66.346335
BlackRock Global Allocation	7,758,662.382	118,415,087	110,173,006	67	110,173,073	1,349,546	74.004666	84.023648
BlackRock Global Allocation V.I. Class I Shares	88,611.238	1,275,991	1,346,005	(8)	1,345,997	27,113	45.687832	50.905877
BlackRock Government Money Market	91,904,780.390	91,904,780	91,904,780	(110)	91,904,670	2,251,013	35.989085	41.948344
BlackRock High Yield	3,557,849.315	19,164,272	17,789,247	85,135	17,874,382	214,247	75.660475	86.309186
BlackRock International V.I. Class I Shares	908,301.081	9,879,819	8,356,370	76	8,356,446	403,983	19.383427	21.053849
BlackRock Large Cap Focus Growth V.I. Class I Shares	764,861.276	11,111,485	10,187,952	(11)	10,187,941	375,915	25.502021	27.584016
BlackRock Managed Volatility V.I. Class I Shares	1,464.762	18,615	19,701	(4)	19,697	445	41.983699	45.072490
BlackRock S&P 500 Index V.I. Class I Shares	1,371,027.610	28,452,714	28,106,066	(2)	28,106,064	663,700	39.581287	43.247741
BlackRock U.S. Government Bond	3,536,770.828	39,446,919	37,419,035	82,042	37,501,077	394,876	83.791531	97.665196
Invesco V.I. American Franchise Series I Shares	48,114.481	2,687,214	2,749,743	25	2,749,768	146,701	18.392951	18.887506
Invesco V.I. Core Equity Series I Shares	90,047.617	2,744,068	2,786,073	(5)	2,786,068	149,842	17.985524	18.932688
MFS® Growth Initial Class	222,713.919	9,125,392	10,469,781	107	10,469,888	219,153	44.688198	48.828403

See accompanying notes

2

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	2019 Trust Subaccount	AB Large Cap Growth Class A Shares Subaccount	BlackRock Advantage Large Cap Core Subaccount	BlackRock Advantage Large Cap Value V.I. Class I Shares Subaccount	BlackRock Advantage U.S. Total Market V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$2,721,165	$11,532,036	$116,130,555	$8,428,783	$21,749,608

Investment Income:
Reinvested Dividends	—	—	1,645,856	129,583	177,461
Investment Expense:
Mortality and Expense Risk and Administrative Charges	23,859	78,329	717,569	48,537	120,407

Net Investment Income (Loss)	(23,859)	(78,329)	928,287	81,046	57,054
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	728,276	33,867,895	2,047,732	3,952,679
Realized Gain (Loss) on Investments	89,485	840,834	3,231,400	302,616	2,015,126

Net Realized Capital Gains (Losses) on Investments	89,485	1,569,110	37,099,295	2,350,348	5,967,805
Net Change in Unrealized Appreciation (Depreciation)	(75,446)	1,983,274	(14,069,746)	(1,161,737)	(3,442,008)

Net Gain (Loss) on Investment	14,039	3,552,384	23,029,549	1,188,611	2,525,797
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,820)	3,474,055	23,957,836	1,269,657	2,582,851

Increase (Decrease) in Net Assets from Contract Transactions	(255,096)	(984,215)	(10,540,434)	(1,104,143)	(3,865,746)

Total Increase (Decrease) in Net Assets	(264,916)	2,489,840	13,417,402	165,514	(1,282,895)

Net Assets as of December 31, 2017:	$2,456,249	$14,021,876	$129,547,957	$8,594,297	$20,466,713

Investment Income:
Reinvested Dividends	—	—	1,932,694	167,862	239,561
Investment Expense:
Mortality and Expense Risk and Administrative Charges	21,564	102,517	764,517	52,145	113,221

Net Investment Income (Loss)	(21,564)	(102,517)	1,168,177	115,717	126,340
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,952,799	14,583,349	912,369	1,760,287
Realized Gain (Loss) on Investments	110,089	751,443	1,800,120	(53,256)	1,489,271

Net Realized Capital Gains (Losses) on Investments	110,089	2,704,242	16,383,469	859,113	3,249,558
Net Change in Unrealized Appreciation (Depreciation)	(71,455)	(2,441,590)	(23,843,083)	(1,686,616)	(4,531,326)

Net Gain (Loss) on Investment	38,634	262,652	(7,459,614)	(827,503)	(1,281,768)
Net Increase (Decrease) in Net Assets Resulting from Operations	17,070	160,135	(6,291,437)	(711,786)	(1,155,428)

Increase (Decrease) in Net Assets from Contract Transactions	(242,290)	2,295,336	(10,895,934)	(237,711)	(2,941,523)

Total Increase (Decrease) in Net Assets	(225,220)	2,455,471	(17,187,371)	(949,497)	(4,096,951)

Net Assets as of December 31, 2018:	$2,231,029	$16,477,347	$112,360,586	$7,644,800	$16,369,762

See Accompanying Notes.

(1)	See Footnote 1

3

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Balanced Capital Subaccount	BlackRock Basic Value V.I. Class I Shares Subaccount	BlackRock Capital Appreciation Subaccount	BlackRock Equity Dividend V.I. Class I Shares Subaccount	BlackRock Global Allocation Subaccount
Net Assets as of December 31, 2016:	$387,296,994	$35,589,243	$91,592,141	$12,946,395	$131,550,402

Investment Income:
Reinvested Dividends	7,155,681	514,292	295,505	241,600	1,879,418
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,304,887	195,823	596,872	77,488	782,838

Net Investment Income (Loss)	4,850,794	318,469	(301,367)	164,112	1,096,580
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	67,553,156	1,291,994	10,677,823	728,541	—
Realized Gain (Loss) on Investments	9,622,364	588,832	5,006,534	630,984	701,243

Net Realized Capital Gains (Losses) on Investments	77,175,520	1,880,826	15,684,357	1,359,525	701,243
Net Change in Unrealized Appreciation (Depreciation)	(30,339,240)	259,374	13,639,982	496,375	15,076,274

Net Gain (Loss) on Investment	46,836,280	2,140,200	29,324,339	1,855,900	15,777,517
Net Increase (Decrease) in Net Assets Resulting from Operations	51,687,074	2,458,669	29,022,972	2,020,012	16,874,097

Increase (Decrease) in Net Assets from Contract Transactions	(35,685,740)	(4,259,785)	(8,421,914)	(485,043)	(14,698,492)

Total Increase (Decrease) in Net Assets	16,001,334	(1,801,116)	20,601,058	1,534,969	2,175,605

Net Assets as of December 31, 2017:	$403,298,328	$33,788,127	$112,193,199	$14,481,364	$133,726,007

Investment Income:
Reinvested Dividends	7,237,379	590,712	369,995	272,799	1,772,215
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,316,650	187,696	713,661	81,560	741,146

Net Investment Income (Loss)	4,920,729	403,016	(343,666)	191,239	1,031,069
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	26,561,843	3,415,542	12,829,077	974,780	6,034,748
Realized Gain (Loss) on Investments	6,254,287	469,084	6,333,167	682,118	1,004,628

Net Realized Capital Gains (Losses) on Investments	32,816,130	3,884,626	19,162,244	1,656,898	7,039,376
Net Change in Unrealized Appreciation (Depreciation)	(48,860,979)	(6,853,167)	(16,326,121)	(2,819,265)	(17,658,150)

Net Gain (Loss) on Investment	(16,044,849)	(2,968,541)	2,836,123	(1,162,367)	(10,618,774)
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,124,120)	(2,565,525)	2,492,457	(971,128)	(9,587,705)

Increase (Decrease) in Net Assets from Contract Transactions	(34,868,857)	(2,718,994)	(5,138,894)	(1,532,800)	(13,965,229)

Total Increase (Decrease) in Net Assets	(45,992,977)	(5,284,519)	(2,646,437)	(2,503,928)	(23,552,934)

Net Assets as of December 31, 2018:	$357,305,351	$28,503,608	$109,546,762	$11,977,436	$110,173,073

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Global Allocation V.I. Class I Shares Subaccount	BlackRock Government Money Market Subaccount	BlackRock High Yield Subaccount	BlackRock International V.I. Class I Shares Subaccount	BlackRock Large Cap Focus Growth V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$1,383,866	$91,986,156	$21,377,887	$7,354,809	$7,976,495

Investment Income:
Reinvested Dividends	19,261	381,385	1,195,562	—	3,944
Investment Expense:
Mortality and Expense Risk and Administrative Charges	8,562	489,351	127,414	50,919	53,478

Net Investment Income (Loss)	10,699	(107,966)	1,068,148	(50,919)	(49,534)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	14,943	263	—	—	1,629,679
Realized Gain (Loss) on Investments	11,156	—	33,108	261,450	373,071

Net Realized Capital Gains (Losses) on Investments	26,099	263	33,108	261,450	2,002,750
Net Change in Unrealized Appreciation (Depreciation)	142,973	—	402,064	2,024,450	346,234

Net Gain (Loss) on Investment	169,072	263	435,172	2,285,900	2,348,984
Net Increase (Decrease) in Net Assets Resulting from Operations	179,771	(107,703)	1,503,320	2,234,981	2,299,450

Increase (Decrease) in Net Assets from Contract Transactions	(51,887)	(11,628,013)	(2,504,990)	449,813	(509,075)

Total Increase (Decrease) in Net Assets	127,884	(11,735,716)	(1,001,670)	2,684,794	1,790,375

Net Assets as of December 31, 2017:	$1,511,750	$80,250,440	$20,376,217	$10,039,603	$9,766,870

Investment Income:
Reinvested Dividends	14,040	1,259,692	1,118,856	287,489	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	8,664	510,477	117,776	62,828	67,260

Net Investment Income (Loss)	5,376	749,215	1,001,080	224,661	(67,260)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	54,762	—	—	281,154	1,146,774
Realized Gain (Loss) on Investments	12,679	—	(28,564)	590,881	311,894

Net Realized Capital Gains (Losses) on Investments	67,441	—	(28,564)	872,035	1,458,668
Net Change in Unrealized Appreciation (Depreciation)	(187,729)	—	(1,501,014)	(3,602,331)	(1,121,081)

Net Gain (Loss) on Investment	(120,288)	—	(1,529,578)	(2,730,296)	337,587
Net Increase (Decrease) in Net Assets Resulting from Operations	(114,912)	749,215	(528,498)	(2,505,635)	270,327

Increase (Decrease) in Net Assets from Contract Transactions	(50,841)	10,905,015	(1,973,337)	822,478	150,744

Total Increase (Decrease) in Net Assets	(165,753)	11,654,230	(2,501,835)	(1,683,157)	421,071

Net Assets as of December 31, 2018:	$1,345,997	$91,904,670	$17,874,382	$8,356,446	$10,187,941

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Managed Volatility V.I. Class I Shares Subaccount	BlackRock S&P 500 Index V.I. Class I Shares Subaccount	BlackRock U.S. Government Bond Subaccount	Invesco V.I. American Franchise Series I Shares Subaccount	Invesco V.I. Core Equity Series I Shares Subaccount
Net Assets as of December 31, 2016:	$56,871	$24,812,333	$43,008,904	$1,612,963	$3,645,669

Investment Income:
Reinvested Dividends	68	470,373	941,385	1,873	38,916
Investment Expense:
Mortality and Expense Risk and Administrative Charges	281	164,692	236,633	13,486	23,449

Net Investment Income (Loss)	(213)	305,681	704,752	(11,613)	15,467
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	373	1,170,930	—	182,656	194,929
Realized Gain (Loss) on Investments	5,439	1,494,076	(234,245)	122,384	84,434

Net Realized Capital Gains (Losses) on Investments	5,812	2,665,006	(234,245)	305,040	279,363
Net Change in Unrealized Appreciation (Depreciation)	(3,974)	2,237,509	18,254	182,117	146,203

Net Gain (Loss) on Investment	1,838	4,902,515	(215,991)	487,157	425,566
Net Increase (Decrease) in Net Assets Resulting from Operations	1,625	5,208,196	488,761	475,544	441,033

Increase (Decrease) in Net Assets from Contract Transactions	(38,613)	(945,532)	(3,646,615)	612,597	(283,568)

Total Increase (Decrease) in Net Assets	(36,988)	4,262,664	(3,157,854)	1,088,141	157,465

Net Assets as of December 31, 2017:	$19,883	$29,074,997	$39,851,050	$2,701,104	$3,803,134

Investment Income:
Reinvested Dividends	361	322,871	995,393	—	28,851
Investment Expense:
Mortality and Expense Risk and Administrative Charges	120	185,410	223,340	18,940	22,418

Net Investment Income (Loss)	241	137,461	772,053	(18,940)	6,433
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	208	1,310,766	104,297	200,613	206,635
Realized Gain (Loss) on Investments	64	989,922	(503,843)	75,299	127,485

Net Realized Capital Gains (Losses) on Investments	272	2,300,688	(399,546)	275,912	334,120
Net Change in Unrealized Appreciation (Depreciation)	(430)	(3,885,788)	(323,862)	(385,518)	(634,203)

Net Gain (Loss) on Investment	(158)	(1,585,100)	(723,408)	(109,606)	(300,083)
Net Increase (Decrease) in Net Assets Resulting from Operations	83	(1,447,639)	48,645	(128,546)	(293,650)

Increase (Decrease) in Net Assets from Contract Transactions	(269)	478,706	(2,398,618)	177,210	(723,416)

Total Increase (Decrease) in Net Assets	(186)	(968,933)	(2,349,973)	48,664	(1,017,066)

Net Assets as of December 31, 2018:	$19,697	$28,106,064	$37,501,077	$2,749,768	$2,786,068

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

MFS® Growth Initial Class Subaccount
Net Assets as of December 31, 2016:	$7,225,353

Investment Income:
Reinvested Dividends	8,680
Investment Expense:
Mortality and Expense Risk and Administrative Charges	50,371

Net Investment Income (Loss)	(41,691)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	328,472
Realized Gain (Loss) on Investments	586,890

Net Realized Capital Gains (Losses) on Investments	915,362
Net Change in Unrealized Appreciation (Depreciation)	1,326,759

Net Gain (Loss) on Investment	2,242,121
Net Increase (Decrease) in Net Assets Resulting from Operations	2,200,430

Increase (Decrease) in Net Assets from Contract Transactions	(189,506)

Total Increase (Decrease) in Net Assets	2,010,924

Net Assets as of December 31, 2017:	$9,236,277

Investment Income:
Reinvested Dividends	10,314
Investment Expense:
Mortality and Expense Risk and Administrative Charges	66,319

Net Investment Income (Loss)	(56,005)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	765,381
Realized Gain (Loss) on Investments	711,251

Net Realized Capital Gains (Losses) on Investments	1,476,632
Net Change in Unrealized Appreciation (Depreciation)	(1,295,741)

Net Gain (Loss) on Investment	180,891
Net Increase (Decrease) in Net Assets Resulting from Operations	124,886

Increase (Decrease) in Net Assets from Contract Transactions	1,108,725

Total Increase (Decrease) in Net Assets	1,233,611

Net Assets as of December 31, 2018:	$10,469,888

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

1. Organization

Merrill Lynch Variable Life Separate Account II (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company (TALIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TALIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TALIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Prime Plan I -VII, Directed Life I, Directed Life II, and Prime Plan Investor.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Zero Coupon Trust	Zero Coupon Trust
2019 Trust	2019 Trust
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Large Cap Growth Class A Shares	AB Large Cap Growth Portfolio Class A Shares
BlackRock Fund, Inc.	BlackRock Fund, Inc.
BlackRock Advantage Large Cap Core	BlackRock Advantage Large Cap Core Fund
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Advantage Large Cap Value V.I. Fund Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Advantage U.S. Total Market V.I. Fund Class I Shares
BlackRock Balanced Capital	BlackRock Balanced Capital Fund
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I Shares
BlackRock Capital Appreciation	BlackRock Capital Appreciation Fund
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation	BlackRock Global Allocation Fund
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Government Money Market	BlackRock Government Money Market Fund
BlackRock High Yield	BlackRock High Yield Fund
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Focus Growth V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock U.S. Government Bond	BlackRock U.S. Government Bond Fund

8

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Fund Series I Shares
Invesco V.I. Core Equity Series I Shares	Invesco V.I. Core Equity Fund Series I Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Series Initial Class

9

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2018.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2018.

10

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2018 were as follows:

Subaccount	Purchases	Sales
2019 Trust	$77,485	$341,329
AB Large Cap Growth Class A Shares	5,795,638	1,650,022
BlackRock Advantage Large Cap Core	18,597,045	13,741,587
BlackRock Advantage Large Cap Value V.I. Class I Shares	2,209,774	1,419,401
BlackRock Advantage U.S. Total Market V.I. Class I Shares	3,320,711	4,375,612
BlackRock Balanced Capital	37,622,377	41,008,556
BlackRock Basic Value V.I. Class I Shares	4,812,667	3,713,097
BlackRock Capital Appreciation	19,481,743	12,135,231
BlackRock Equity Dividend V.I. Class I Shares	2,523,093	2,889,879
BlackRock Global Allocation	10,367,249	17,266,654
BlackRock Global Allocation V.I. Class I Shares	68,803	59,507
BlackRock Government Money Market	65,368,188	53,713,897
BlackRock High Yield	2,397,908	3,366,529
BlackRock International V.I. Class I Shares	3,523,032	2,194,717
BlackRock Large Cap Focus Growth V.I. Class I Shares	3,232,701	2,002,443
BlackRock Managed Volatility V.I. Class I Shares	569	390
BlackRock S&P 500 Index V.I. Class I Shares	6,108,280	4,181,348
BlackRock U.S. Government Bond	5,097,815	6,634,962
Invesco V.I. American Franchise Series I Shares	662,957	304,071
Invesco V.I. Core Equity Series I Shares	291,807	802,154
MFS® Growth Initial Class	3,058,352	1,240,256

11

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
2019 Trust	3,059	(12,693)	(9,634)	71	(10,169)	(10,098)
AB Large Cap Growth Class A Shares	75,815	(30,740)	45,075	38,715	(61,745)	(23,030)
BlackRock Advantage Large Cap Core	6,778	(40,788)	(34,010)	4,227	(42,050)	(37,823)
BlackRock Advantage Large Cap Value V.I. Class I Shares	34,874	(41,593)	(6,719)	21,470	(59,071)	(37,601)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	13,784	(44,700)	(30,916)	13,156	(58,076)	(44,920)
BlackRock Balanced Capital	33,291	(322,963)	(289,672)	20,766	(343,330)	(322,564)
BlackRock Basic Value V.I. Class I Shares	10,544	(45,354)	(34,810)	15,117	(73,867)	(58,750)
BlackRock Capital Appreciation	24,330	(43,400)	(19,070)	10,204	(49,980)	(39,776)
BlackRock Equity Dividend V.I. Class I Shares	18,121	(39,140)	(21,019)	28,516	(36,464)	(7,948)
BlackRock Global Allocation	29,735	(189,527)	(159,792)	27,666	(200,946)	(173,280)
BlackRock Global Allocation V.I. Class I Shares	—	(928)	(928)	3	(1,015)	(1,012)
BlackRock Government Money Market	1,589,341	(1,316,362)	272,979	1,140,823	(1,430,693)	(289,870)
BlackRock High Yield	14,878	(37,930)	(23,052)	15,596	(45,162)	(29,566)
BlackRock International V.I. Class I Shares	110,295	(83,899)	26,396	62,222	(45,519)	16,703
BlackRock Large Cap Focus Growth V.I. Class I Shares	72,998	(66,158)	6,840	63,957	(82,744)	(18,787)
BlackRock Managed Volatility V.I. Class I Shares	—	(6)	(6)	—	(895)	(895)
BlackRock S&P 500 Index V.I. Class I Shares	100,156	(87,477)	12,679	199,221	(219,544)	(20,323)
BlackRock U.S. Government Bond	43,471	(68,589)	(25,118)	15,989	(54,557)	(38,568)
Invesco V.I. American Franchise Series I Shares	22,187	(13,495)	8,692	53,852	(20,208)	33,644
Invesco V.I. Core Equity Series I Shares	2,701	(36,695)	(33,994)	1,851	(16,223)	(14,372)
MFS® Growth Initial Class	45,042	(23,330)	21,712	20,769	(25,115)	(4,346)

12

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
2019 Trust	$77,485	$(319,775)	$(242,290)	$1,800	$(256,896)	$(255,096)
AB Large Cap Growth Class A Shares	3,855,614	(1,560,278)	2,295,336	1,666,931	(2,651,146)	(984,215)
BlackRock Advantage Large Cap Core	2,160,808	(13,056,742)	(10,895,934)	1,190,056	(11,730,490)	(10,540,434)
BlackRock Advantage Large Cap Value V.I. Class I Shares	1,131,899	(1,369,610)	(237,711)	651,943	(1,756,086)	(1,104,143)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	1,330,682	(4,272,205)	(2,941,523)	1,095,522	(4,961,268)	(3,865,746)
BlackRock Balanced Capital	4,023,426	(38,892,283)	(34,868,857)	2,334,247	(38,019,987)	(35,685,740)
BlackRock Basic Value V.I. Class I Shares	817,596	(3,536,590)	(2,718,994)	1,088,497	(5,348,282)	(4,259,785)
BlackRock Capital Appreciation	6,398,713	(11,537,607)	(5,138,894)	2,111,346	(10,533,260)	(8,421,914)
BlackRock Equity Dividend V.I. Class I Shares	1,284,091	(2,816,891)	(1,532,800)	1,870,979	(2,356,022)	(485,043)
BlackRock Global Allocation	2,653,664	(16,618,893)	(13,965,229)	2,334,195	(17,032,687)	(14,698,492)
BlackRock Global Allocation V.I. Class I Shares	2	(50,843)	(50,841)	184	(52,071)	(51,887)
BlackRock Government Money Market	64,292,479	(53,387,464)	10,905,015	46,095,517	(57,723,530)	(11,628,013)
BlackRock High Yield	1,286,781	(3,260,118)	(1,973,337)	1,290,324	(3,795,314)	(2,504,990)
BlackRock International V.I. Class I Shares	2,962,120	(2,139,642)	822,478	1,537,605	(1,087,792)	449,813
BlackRock Large Cap Focus Growth V.I. Class I Shares	2,091,272	(1,940,528)	150,744	1,497,785	(2,006,860)	(509,075)
BlackRock Managed Volatility V.I. Class I Shares	—	(269)	(269)	—	(38,613)	(38,613)
BlackRock S&P 500 Index V.I. Class I Shares	4,495,030	(4,016,324)	478,706	8,044,690	(8,990,222)	(945,532)
BlackRock U.S. Government Bond	4,044,012	(6,442,630)	(2,398,618)	1,514,344	(5,160,959)	(3,646,615)
Invesco V.I. American Franchise Series I Shares	463,291	(286,081)	177,210	987,383	(374,786)	612,597
Invesco V.I. Core Equity Series I Shares	56,887	(780,303)	(723,416)	35,851	(319,419)	(283,568)
MFS® Growth Initial Class	2,289,708	(1,180,983)	1,108,725	888,895	(1,078,401)	(189,506)

13

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
2019 Trust
12/31/2018	89,438	$25.50	to	$23.56	$2,231,029	—%	0.84%	to	1.24%	0.88%	to	0.47%
12/31/2017	99,072	25.28	to	23.45	2,456,249	—	0.84	to	1.24	(0.30)	to	(0.69)
12/31/2016	109,170	25.35	to	23.61	2,721,165	—	0.84	to	1.24	0.29	to	(0.10)
12/28/2006	161,401	25.28	to	23.64	4,026,233	—	0.84	to	1.24	1.09	to	0.69
12/28/2005	169,102	25.01	to	23.47	4,176,683	—	0.84	to	1.24	2.21	to	1.80
AB Large Cap Growth Class A Shares
12/31/2018	342,492	49.26	to	45.08	16,477,347	—	0.50	to	0.90	2.07	to	1.66
12/31/2017	297,417	48.26	to	44.35	14,021,876	—	0.50	to	0.90	31.33	to	30.81
12/31/2016	320,447	36.75	to	33.90	11,532,036	—	0.50	to	0.90	2.12	to	1.71
12/28/2006	354,252	35.98	to	33.33	12,500,097	—	0.50	to	0.90	10.56	to	10.12
12/28/2005	318,106	32.55	to	30.26	10,143,270	—	0.50	to	0.90	13.57	to	13.12
BlackRock Advantage Large Cap Core
12/31/2018	391,232	297.42	to	255.17	112,360,586	1.49	0.50	to	0.90	(5.59)	to	(5.96)
12/31/2017	425,242	315.02	to	271.35	129,547,957	1.34	0.50	to	0.90	21.63	to	21.15
12/31/2016	463,065	258.99	to	223.97	116,130,555	1.35	0.50	to	0.90	10.13	to	9.70
12/28/2006	511,897	235.16	to	204.17	116,731,976	1.15	0.50	to	0.90	0.10	to	(0.30)
12/28/2005	549,083	234.92	to	204.78	125,214,626	1.05	0.50	to	0.90	12.22	to	11.78
BlackRock Advantage Large Cap Value V.I. Class I Shares
12/31/2018	256,625	30.28	to	28.21	7,644,800	1.91	0.50	to	0.90	(8.66)	to	(9.03)
12/31/2017	263,344	33.16	to	31.01	8,594,297	1.57	0.50	to	0.90	16.64	to	16.18
12/31/2016	300,945	28.43	to	26.69	8,428,783	1.23	0.50	to	0.90	13.04	to	12.59
12/28/2006	381,903	25.15	to	23.71	9,489,746	1.10	0.50	to	0.90	(2.21)	to	(2.60)
12/28/2005	440,968	25.72	to	24.34	11,211,365	1.09	0.50	to	0.90	11.57	to	11.13
BlackRock Advantage U.S. Total Market V.I. Class I Shares
12/31/2018	188,297	88.78	to	80.39	16,369,762	1.24	0.50	to	0.90	(6.86)	to	(7.23)
12/31/2017	219,213	95.32	to	86.66	20,466,713	0.86	0.50	to	0.90	13.49	to	13.04
12/31/2016	264,133	83.99	to	76.66	21,749,608	0.27	0.50	to	0.90	23.04	to	22.55
12/28/2006	307,129	68.26	to	62.55	20,591,998	0.26	0.50	to	0.90	(7.07)	to	(7.44)
12/28/2005	353,565	73.46	to	67.58	25,534,718	0.25	0.50	to	0.90	4.70	to	4.28
BlackRock Balanced Capital
12/31/2018	3,143,103	117.04	to	102.18	357,305,351	1.83	0.50	to	0.90	(3.15)	to	(3.53)
12/31/2017	3,432,775	120.84	to	105.92	403,298,328	1.80	0.50	to	0.90	14.02	to	13.57
12/31/2016	3,755,339	105.98	to	93.27	387,296,994	1.71	0.50	to	0.90	8.11	to	7.68
12/28/2006	4,140,827	98.03	to	86.61	395,416,207	1.62	0.50	to	0.90	0.02	to	(0.37)
12/28/2005	4,529,516	98.01	to	86.94	432,762,927	1.84	0.50	to	0.90	10.51	to	10.08
BlackRock Basic Value V.I. Class I Shares
12/31/2018	405,128	71.73	to	64.95	28,503,608	1.82	0.50	to	0.90	(8.31)	to	(8.67)
12/31/2017	439,938	78.23	to	71.12	33,788,127	1.50	0.50	to	0.90	7.70	to	7.28
12/31/2016	498,688	72.63	to	66.30	35,589,243	1.51	0.50	to	0.90	17.60	to	17.13
12/28/2006	563,453	61.76	to	56.60	34,224,499	1.48	0.50	to	0.90	(6.42)	to	(6.79)
12/28/2005	615,120	66.00	to	60.72	39,968,700	1.42	0.50	to	0.90	9.38	to	8.95
BlackRock Capital Appreciation
12/31/2018	450,143	251.19	to	215.50	109,546,762	0.30	0.50	to	0.90	1.88	to	1.47
12/31/2017	469,213	246.55	to	212.37	112,193,199	0.28	0.50	to	0.90	32.99	to	32.47
12/31/2016	508,989	185.39	to	160.32	91,592,141	0.23	0.50	to	0.90	(0.10)	to	(0.50)
12/28/2006	566,373	185.58	to	161.12	102,071,591	0.13	0.50	to	0.90	6.73	to	6.31
12/28/2005	602,840	173.87	to	151.56	101,962,115	0.17	0.50	to	0.90	8.39	to	7.96

14

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Equity Dividend V.I. Class I Shares
12/31/2018	184,367	$66.35	to	$60.08	$11,977,436	1.95%	0.50%	to	0.90%	(7.63)%	to	(8.00)%
12/31/2017	205,386	71.83	to	65.30	14,481,364	1.79	0.50	to	0.90	16.16	to	15.70
12/31/2016	213,334	61.83	to	56.44	12,946,395	1.88	0.50	to	0.90	15.82	to	15.36
12/28/2006	185,312	53.39	to	48.92	9,731,465	1.62	0.50	to	0.90	(1.11)	to	(1.50)
12/28/2005	207,214	53.99	to	49.67	11,007,885	1.79	0.50	to	0.90	8.80	to	8.37
BlackRock Global Allocation
12/31/2018	1,349,546	84.02	to	74.00	110,173,073	1.41	0.50	to	0.90	(7.73)	to	(8.10)
12/31/2017	1,509,338	91.07	to	80.53	133,726,007	1.40	0.50	to	0.90	13.49	to	13.04
12/31/2016	1,682,618	80.24	to	71.24	131,550,402	1.59	0.50	to	0.90	3.73	to	3.32
12/28/2006	1,943,430	77.36	to	68.95	146,699,965	1.82	0.50	to	0.90	(1.12)	to	(1.51)
12/28/2005	2,131,731	78.23	to	70.01	162,932,637	2.39	0.50	to	0.90	1.81	to	1.41
BlackRock Global Allocation V.I. Class I Shares
12/31/2018	27,113	50.91	to	45.69	1,345,997	0.96	0.50	to	0.90	(7.80)	to	(8.17)
12/31/2017	28,041	55.21	to	49.75	1,511,750	1.32	0.50	to	0.90	13.29	to	12.85
12/31/2016	29,053	48.73	to	44.09	1,383,866	1.29	0.50	to	0.90	3.60	to	3.19
12/28/2006	30,738	47.04	to	42.73	1,413,444	1.12	0.50	to	0.90	(1.20)	to	(1.60)
12/28/2005	32,379	47.62	to	43.42	1,508,985	2.08	0.50	to	0.90	1.60	to	1.20
BlackRock Government Money Market
12/31/2018	2,251,013	41.95	to	35.99	91,904,670	1.41	0.50	to	0.90	0.90	to	0.49
12/31/2017	1,978,034	41.58	to	35.81	80,250,440	0.44	0.50	to	0.90	(0.05)	to	(0.45)
12/31/2016	2,267,904	41.60	to	35.97	91,986,156	—	0.50	to	0.90	(0.49)	to	(0.89)
12/28/2006	2,297,910	41.80	to	36.29	93,724,813	—	0.50	to	0.90	(0.49)	to	(0.89)
12/28/2005	2,451,879	42.01	to	36.62	100,585,364	—	0.50	to	0.90	(0.49)	to	(0.89)
BlackRock High Yield
12/31/2018	214,247	86.31	to	75.66	17,874,382	5.71	0.50	to	0.90	(2.80)	to	(3.19)
12/31/2017	237,299	88.79	to	78.15	20,376,217	5.61	0.50	to	0.90	7.39	to	6.97
12/31/2016	266,865	82.68	to	73.06	21,377,887	5.67	0.50	to	0.90	13.85	to	13.40
12/28/2006	291,649	72.62	to	64.43	20,547,436	5.51	0.50	to	0.90	(5.10)	to	(5.47)
12/28/2005	336,184	76.52	to	68.16	24,994,305	5.78	0.50	to	0.90	1.37	to	0.97
BlackRock International V.I. Class I Shares
12/31/2018	403,983	21.05	to	19.38	8,356,446	2.67	0.50	to	0.90	(22.22)	to	(22.53)
12/31/2017	377,587	27.07	to	25.02	10,039,603	—	0.50	to	0.90	30.46	to	29.94
12/31/2016	360,884	20.75	to	19.25	7,354,809	1.65	0.50	to	0.90	(0.11)	to	(0.50)
12/28/2006	402,188	20.77	to	19.35	8,222,708	1.07	0.50	to	0.90	(3.24)	to	(3.62)
12/28/2005	424,794	21.47	to	20.08	8,980,158	1.73	0.50	to	0.90	(5.67)	to	(6.04)
BlackRock Large Cap Focus Growth V.I. Class I Shares
12/31/2018	375,915	27.58	to	25.50	10,187,941	—	0.50	to	0.90	2.50	to	2.09
12/31/2017	369,075	26.91	to	24.98	9,766,870	0.04	0.50	to	0.90	28.91	to	28.41
12/31/2016	387,862	20.88	to	19.45	7,976,495	0.59	0.50	to	0.90	7.35	to	6.92
12/28/2006	522,658	19.45	to	18.19	10,038,394	0.61	0.50	to	0.90	2.22	to	1.81
12/28/2005	541,916	19.02	to	17.87	10,188,436	0.58	0.50	to	0.90	13.60	to	13.15
BlackRock Managed Volatility V.I. Class I Shares
12/31/2018	445	45.07	to	41.98	19,697	1.81	0.50	to	0.90	0.52	to	0.11
12/31/2017	451	44.84	to	41.94	19,883	0.15	0.50	to	0.90	4.46	to	4.05
12/31/2016	1,346	42.93	to	40.31	56,871	0.86	0.50	to	0.90	1.20	to	0.80
12/28/2006	1,367	42.42	to	39.99	57,134	—	0.50	to	0.90	(1.06)	to	(1.45)
12/28/2005	1,388	42.87	to	40.57	58,698	—	0.50	to	0.90	1.77	to	1.37
BlackRock S&P 500 Index V.I. Class I Shares
12/31/2018	663,700	43.25	to	39.58	28,106,064	1.03	0.50	to	0.90	(5.09)	to	(5.47)
12/31/2017	651,021	45.57	to	41.87	29,074,997	1.68	0.50	to	0.90	20.90	to	20.42
12/31/2016	671,344	37.69	to	34.77	24,812,333	1.81	0.50	to	0.90	11.04	to	10.60
12/28/2006	689,690	33.94	to	31.44	22,987,016	1.83	0.50	to	0.90	0.55	to	0.15
12/28/2005	735,514	33.76	to	31.39	24,404,199	1.69	0.50	to	0.90	12.73	to	12.29

15

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock U.S. Government Bond
12/31/2018	394,876	$97.67	to	$83.79	$37,501,077	2.55%	0.50%	to	0.90%	0.27%	to	(0.13)%
12/31/2017	419,994	97.41	to	83.90	39,851,050	2.25	0.50	to	0.90	1.21	to	0.81
12/31/2016	458,562	96.24	to	83.23	43,008,904	1.89	0.50	to	0.90	1.03	to	0.63
12/28/2006	504,720	95.26	to	82.70	46,855,250	2.10	0.50	to	0.90	0.05	to	(0.34)
12/28/2005	572,997	95.21	to	82.99	53,215,093	2.11	0.50	to	0.90	5.42	to	5.01
Invesco V.I. American Franchise Series I Shares
12/31/2018	146,701	18.89	to	18.39	2,749,768	—	0.50	to	0.90	(4.11)	to	(4.49)
12/31/2017	138,009	19.70	to	19.26	2,701,104	0.08	0.50	to	0.90	26.71	to	26.21
12/31/2016	104,365	15.54	to	15.26	1,612,963	—	0.50	to	0.90	1.76	to	1.36
12/28/2006	109,159	15.28	to	15.05	1,660,046	—	0.50	to	0.90	4.48	to	4.07
12/28/2005	108,449	14.62	to	14.47	1,580,417	0.04	0.50	to	0.90	7.90	to	7.47
Invesco V.I. Core Equity Series I Shares
12/31/2018	149,842	18.93	to	17.99	2,786,068	0.81	0.50	to	0.90	(9.85)	to	(10.21)
12/31/2017	183,836	21.00	to	20.03	3,803,134	1.03	0.50	to	0.90	12.61	to	12.17
12/31/2016	198,208	18.65	to	17.86	3,645,669	0.74	0.50	to	0.90	9.72	to	9.28
12/28/2006	224,969	17.00	to	16.34	3,776,086	1.10	0.50	to	0.90	(6.24)	to	(6.61)
12/28/2005	238,072	18.13	to	17.50	4,267,768	0.87	0.50	to	0.90	7.61	to	7.18
MFS® Growth Initial Class
12/31/2018	219,153	48.83	to	44.69	10,469,888	0.09	0.50	to	0.90	2.16	to	1.75
12/31/2017	197,441	47.80	to	43.92	9,236,277	0.10	0.50	to	0.90	30.75	to	30.24
12/31/2016	201,787	36.56	to	33.72	7,225,353	0.04	0.50	to	0.90	1.93	to	1.53
12/28/2006	208,276	35.86	to	33.21	7,323,357	0.16	0.50	to	0.90	7.02	to	6.60
12/28/2005	206,238	33.51	to	31.16	6,782,346	0.10	0.50	to	0.90	8.40	to	7.97

(1) See footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

16

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

17

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

6. Administrative and Mortality and Expense Risk Charges

A daily charge is deducted from the unit values of the subaccounts of the Separate Account for TALIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the account and ranges from 0.50% to 0.90%, depending on the death benefit selected. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for a trust acquisition fee:

Additional Trust
Subaccount	Acquisition Fee Assessed
2019 Trust	0.34%

7. Income Tax

Operations of the Separate Account form a part of TALIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALIC, as long as earnings are credited under the variable life contracts.

18

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

9. Related Parties

Transamerica Capital, Inc. (“TCI”), a wholesaling broker-dealer, is an affiliated entity of TALIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TALIC’s products through broker-dealers and other financial intermediaries.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective July 1, 2019, TALIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

19

PRIME PLAN VI

Flexible Premium Variable Life Insurance Policies Issued by Tandem Insurance Group, Inc.

Prospectuses for:

Merrill Lynch Series Fund, Inc.

The Merrill Lynch Series Fund of Stripped
(“Zero”) U.S. Treasury Securities, Series A through G

Prospectus
Flexible Premium Variable Life Insurance Policy
This prospectus describes the flexible premium variable life insurance policy offered by Tandem Insurance Group, Inc. (the “Insurance Company”, “we” or “us”), a subsidiary of Merrill Lynch & Co., Inc.

During the “free look” period, you may place your initial premium in the division investing in the Money Reserve Portfolio, the guaranteed interest division and up to $150,000 in the divisions investing in certain unit investment trusts. After the “free look” period, your investment base may be allocated among up to any five divisions available under the policy, which include the investment divisions of Tandem Variable Life Separate Account of Tandem Insurance Group, Inc. (the “Separate Account”), a separate investment account of the Insurance Company, and the guaranteed interest division which is part of the general account of the Insurance Company. The investments available through the divisions include ten mutual fund portfolios of the Merrill Lynch Series Fund, Inc. (“Series Fund”) and 18 unit investment trusts in The Merrill Lynch Fund of Stripped unit investment trusts in The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities (collectively the “Trusts” and individually a “Trust”). Under our current rules, as the policyowner you may change the allocation of your investment base as many times as you wish.

The policy provides life insurance coverage on the insured. We guarantee that the coverage will remain in force for life, or for a shorter time if the face amount you choose is above the minimum face amount we require for your initial premium. During this “guarantee period”, we may terminate the policy only if the policy debt exceeds certain policy values. After the guarantee period, the policy will remain in force as long as there is not excessive policy debt and as long as the policy’s cash surrender value is sufficient to cover the charges due. While the policy is in force and the investment base is allocated to the variable account, the death benefit may vary to reflect the investment results of your investment divisions but will never be less than the current face amount.

You may make additional premium payments subject to certain conditions, change the face amount of your policy, borrow up to the loan value of your policy, turn in the policy for its net cash surrender value and, in some cases, make partial withdrawals. The net cash surrender value will vary with the investment results of your investment divisions. We don’t guarantee any minimum.

It may not be advantageous to replace existing insurance with the policy. Within certain limits, you may return the policy or exchange it for life insurance with benefits that do not vary with the investment results of a Separate Account.

This prospectus generally describes only the portion of the policy involving the variable account. For a brief summary of the guaranteed interest division, see the section “Guaranteed Interest Division”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ACCOMPANIED BY CURRENT PROSPECTUSES FOR THE MERRILL LYNCH SERIES FUND, INC. AND THE MERRILL LYNCH FUND OF STRIPPED (“ZERO”) U.S. TREASURY SECURITIES.

Date: January 2, 1991

2

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

Issued by:	Administered at:
Tandem Insurance Group, Inc.	Monarch Life Insurance Company P.O. Box 9025 Springfield, Massachusetts 01102-9025 (the “Service Center”)
Plainsboro, New Jersey 08536

Distributed by:
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Plainsboro, New Jersey 08536

3

Summary of the Policy
Purpose of the Policy	A flexible premium variable life policy offers a choice of investments and an opportunity for the policy’s investment base, net cash surrender value and death benefit to grow based on investment results.

We don’t promise that your policy values will increase. Depending on the investment results of your investment divisions, the investment base, net cash surrender value and death benefit may increase or decrease on any day. As the policyowner, you bear the investment risk on the investment base allocated to the Separate Account. We do guarantee to keep the policy in force during the guarantee period as long as the policy debt does not exceed certain policy values (see “Policy Loans”, page 21).

Unless otherwise indicated, the description of the policy contained in this prospectus assumes no premiums or investment base have been allocated to the guaranteed interest division. For a brief summary of the guaranteed interest division, see page 26.

Availability and Premium Payments	We can issue a policy for an insured up to age 75. Unless you have elected to pay planned periodic premiums, the minimum initial premium for a policy is $5,000 for an insured under age 20 and $10,000 for an insured age 20 and over or, if less, subject to a $2,000 minimum, for all ages the initial premium required to purchase a face amount of at least $100,000. The policy won’t be available to insure residents of certain municipalities in Kentucky where premium taxes in excess of a certain level are imposed.

If you have elected to pay planned periodic premiums, the minimum initial premium is $2,000 provided that the initial premium plus the planned payments elected in the application will total $10,000 or more during the first five policy years (see “Payments Under a Periodic Plan”, page 14).

We will not accept an initial premium that will give you a guarantee period of less than a year.

Subject to certain conditions, you may make additional premium payments. You may make payments under a periodic plan. You may also make payments which are not under a periodic plan (see “Making Additional Premium Payments”, page 14).

Massachusetts
Currently, in the Commonwealth of Massachusetts and subject to change in existing regulations, we will not accept an initial premium that will give you a guarantee period which is less than the minimum guarantee period we require based on the age of the insured. Such minimum will range from ten to 20 years depending on the age of the insured. Also, additional premium payments under a periodic plan are not available (see “Massachusetts” in the Appendix on page 54).

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CMA® LifeTM Service	If you are a subscriber to the Merrill Lynch Cash Management Account® financial service (“CMA® account”) and you purchase this policy through a Merrill Lynch office, you may elect to have your policy linked to it electronically. Certain policy transactions will be reflected in your monthly CMA statement. Payments may be transferred to and from your policy through your CMA account.

The Divisions	You may place your initial premium submitted with your application in the divisions of the Insurance Company’s Separate Account investing in the Money Reserve Portfolio and, within limits, certain Trusts and in the guaranteed interest division. After the “free look” period, you may choose to invest in up to five of the divisions available under the policy which include the 28 investment divisions in the Insurance Company’s Separate Account, and a guaranteed interest division which is part of the Insurance Company’s general account (see “Changing Your Investment Base Allocation”, page 19). Ten investment divisions of the Separate Account invest exclusively in shares of designated mutual fund portfolios of the Merrill Lynch Series Fund, Inc. (“Series Fund”). Each mutual fund portfolio has a different investment objective. The other 18 investment divisions invest in units of designated unit investment trusts in The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities (the “Trusts”). For a discussion of the guaranteed interest division, see page 26.

How the Death Benefit Varies	The death benefit may increase or decrease on any day depending on the investment results of your investment divisions. It equals the policy’s face amount or variable insurance amount, whichever is larger. Death benefit proceeds are net of any policy debt.

How the Investment Base Varies	Your policy’s investment base is the amount available for investment at any time. On the policy date (usually the business day next following the receipt of your initial premium at the Service Center), the investment base is equal to the initial premium. Afterwards, it varies daily based on investment performance of your investment divisions. You bear the risk of poor performance and you receive the benefit from favorable investment performance.

Net Cash Surrender Value and Cash Surrender Value

The net cash surrender value is the amount you receive if you cancel your policy. On a policy anniversary your policy’s net cash surrender value equals your investment base minus the balance of any deferred policy loading. The net cash surrender value varies daily based on investment performance of your investment divisions. We don’t guarantee any minimum.

For purposes of certain computations under the policy, we use the policy’s cash surrender value. It is calculated by adding the amount of any policy debt to the net cash surrender value.

Your Right to Cancel (“Free Look” Period) or Exchange Your Policy	You may return your policy within ten days after receiving it or, if required by your state, within the later of the ten days and 45 days from the date the application is executed (“free look” period). We will refund the premium paid without interest.

Cash Management Account and CMA are registered trademarks of Merrill Lynch, Pierce, Fenner & Smith Incorporated. CMA Life is a trademark of Merrill Lynch & Co., Inc.

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You may also exchange this policy within 18 months for a policy with benefits that do not vary with the investment results of a Separate Account.

How Death Benefit and Cash Surrender Value Increases are Taxed	The death benefit should be fully excludable from the beneficiary’s gross income for Federal income tax purposes, according to Section 10l(a)(l) of the Internal Revenue Code. You won’t be taxed on any increase in cash surrender value while the policy remains in force. For a discussion of the tax issues associated with the policy, including taxation of loans and partial withdrawals from, and collateral assignments of, the policy and the possible 10% penalty tax on such distributions, see “Tax Considerations” on page 37.

Charges to Your Investment Base	We invest the entire amount of all your premium payments in the Separate Account and/or the guaranteed interest division. We then deduct certain charges from your investment base on policy processing dates. See “Charges Deducted From Your Investment Base” on page 19. (For a discussion of the charges applicable to the guaranteed interest division, see page 26.) The charges deducted are as follows:

Deferred Policy Loading equals 7.0% of each premium payment. It consists of a sales load of 4.5% and a state and local premium tax charge of 2.5%. (The sales load may be reduced if cumulative premiums are sufficiently high to reach certain breakpoints.) Although chargeable to each premium payment when it is received, the amount of the deferred policy loading is initially advanced to the divisions as part of your investment base and then deducted in equal installments on the ten policy anniversaries following the date we receive and accept the payment. The amount deducted from the investment base as of the policy anniversary will equal .70% of each premium payment made. We deduct the balance of the deferred policy loading in determining your net cash surrender value.

Mortality Costs are deducted on all policy processing dates after the policy date (see “Mortality Cost”, page 20).

Quarterly Administrative Fees of $12.50 are deducted on all policy processing dates after the policy date.

Net Loan Cost is deducted on your policy anniversary if there has been any policy debt during the prior year. Currently, it equals .75% of the policy debt per year and will never exceed a maximum of 1.0% of the policy debt per year. For the net loan cost on amounts borrowed from the guaranteed interest division, see page 28.

We may reduce certain charges to your investment base in group or sponsored arrangements (see “Group or Sponsored Arrangements”, page 35).

Underwriting and the Cost of Providing Insurance

Underwriting is the process by which we evaluate the risk of providing life insurance on the insured. We use two methods of underwriting:

• simplified underwriting with no physical exam; and

• para-medical or medical underwriting with a physical exam.

The initial premium, or the initial premium plus any planned periodic premiums you elect, and the age of the insured determine whether we will do underwriting on a simplified or medical basis. For a discussion of premium and age limits, see “Who May be Covered By a Policy” on page 13.

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Our underwriting method determines the insured’s underwriting class for the cost of insurance rates used in calculating the mortality costs. We use guaranteed maximum cost of insurance rates based on the 1980 CSO Mortality Table. The cost of insurance rates we use currently for insureds not in a substandard underwriting class are equal to or less than the 1980 CSO Table (see “Mortality Cost”, page 20).

Other Charges and Fees	Advisory Fees
The portfolios in the Series Fund pay monthly advisory fees and other expenses (see “Charges to Series Fund Assets”, page 45).

Separate Account Charges
There are certain charges deducted daily from the investment results of the divisions in the Separate Account. These charges are:

•  an asset charge deducted from all divisions to cover mortality and expense risk and guaranteed benefits risk which is currently equivalent to .75% annually at the beginning of the year and will never exceed .90% annually. Of the current amount, .60% is for mortality and expense risk and .15% is for guaranteed benefits risk; and

• a trust charge deducted from only those divisions investing in the Trusts which is currently equivalent to .34% annually at the beginning of the year and will never exceed .50% annually.

For a discussion of the asset charge that may be deducted from the guaranteed interest division, see page 28.

Assumption of Previously Issued Policies	On November 14, 1990, Monarch Life Insurance Company (“Monarch”), the Insurance Company and other Merrill Lynch insurance companies entered into an indemnity reinsurance and assumption agreement (the “Assumption Agreement”). Under the Assumption Agreement, the Insurance Company acquired, on an assumption reinsurance basis, certain of the variable life insurance policies issued by Monarch through its Variable Account A, including policies which, except for the issuer, are identical in all material respects (“reinsured policies”) to the policies offered by this prospectus. Thus, the Insurance Company has all the liabilities and obligations under the reinsured policies assumed by it. All further payments made under the reinsured policies assumed by the Insurance Company will be made directly to or by the Insurance Company.

If you are the owner of a reinsured policy, you have the same rights and the values under your policy as you did before the reinsurance transaction. However, you will look to the Insurance Company instead of to Monarch to fulfill the terms of your policy. Pursuant to the Assumption Agreement, all of the assets of Monarch’s Variable Account A relating to the reinsured policies were transferred to the Insurance Company. Thus, as of the effective date of the assumption of the reinsured policies, the assets of the Insurance Company’s Separate Account are only available to satisfy the Insurance Company’s obligations under the variable life insurance policies assumed by it. Those assets are not chargeable with liabilities arising out of any other business that Monarch has conducted, and the assets of the Separate Account cannot be reached by Monarch or Monarch’s creditors. (See “The Insurance Company’s Separate Account”, page 11.)

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This summary is intended to provide only a very brief overview of the more significant aspects of the policy. Further detail is provided in this prospectus and in the policy. The policy together with its attached applications constitutes the entire agreement between you and us and should be retained.

For the definition of certain terms used in this prospectus, see “Important Terms” on page 9.

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Important Terms
Additional Premium Payment	is a premium payment which may be made after the “free look” period.

Attained Age	is the issue age of the insured plus the number of full years since the policy date.

Cash Surrender Value	is equal to the net cash surrender value plus any policy debt.

CMA® Life™ Service	is a service which provides you with a special report of your policy information with your monthly Merrill Lynch CMA statement. You can also have funds transferred electronically to and from your policy through your CMA account.

Death Benefit	is the larger of the face amount and the variable insurance amount.

Death Benefit Proceeds	are equal to the death benefit less any policy debt and less any overdue charges.

Deferred Policy Loading	is chargeable to all premium payments. However, we advance the amount of the charge to the divisions as part of your investment base. We then take back these funds in equal installments on the next ten policy anniversaries following the date we receive and accept your payment.

Division	is any division available under the policy which includes the investment divisions in the Separate Account and the guaranteed interest division which is part of the general account.

Face Amount	is the minimum death benefit as long as the policy remains in force. The face amount will change if you choose to exercise your change in face amount option or it may increase as a result of an additional premium payment.

Fixed Base	is calculated like the cash surrender value except that 4% is substituted for the net rate of return, the guaranteed maximum cost of insurance rates are substituted for current rates and quarterly administrative fees, policy loans and repayments are not taken into account.

Guarantee Period	is the time we guarantee that the policy will remain in force regardless of investment experience, unless the policy debt exceeds certain policy values. It is the period that a comparable fixed life policy (same face amount, initial premium, guaranteed mortality table and loading) would remain in force if credited with 4% interest per year.

Initial Premium	is the premium payment required to put the policy into effect.

Investment Base	is the amount available under your policy for investment in the Separate Account and guaranteed interest division at any time. Your investment base is the sum of the amounts invested in each of the divisions you have selected.

Investment Division	is any division in the Separate Account.

Issue Age	is the insured’s age as of the insured’s birthday nearest the policy date.

Net Cash Surrender Value	is the amount you would receive on any day should you decide to cancel your policy. It is equal to the investment base less the balance of any deferred policy loading and, depending on the date it is calculated, less all or a portion of certain charges not yet deducted.

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Net Single Premium Factor	is the factor used in the calculation of the variable insurance amount. It is based on the insured’s underwriting class, sex and attained age and is designed to make the policy meet the guidelines of what constitutes a life insurance policy under the Internal Revenue Code.

Planned Periodic Premium	is an additional premium payment made on a planned basis, the amount, duration and frequency of which you elect in the application or at a later date.

Policy Date	is used to determine policy processing dates, policy years and policy anniversaries. It is usually the business day next following the receipt of the initial premium payment at the Service Center.

Policy Debt	is the outstanding loan on a policy plus accrued interest.

Policy Processing Dates	are the policy date and the first day of each policy quarter thereafter. Policy processing dates after the policy date are the days when we deduct charges from your investment base.

Policy Processing Period	is the period between consecutive policy processing dates.

Variable Insurance Amount	is computed daily by multiplying the policy’s cash surrender value by the net single premium factor.

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Facts About The Insurance Company and the Separate Account

The Insurance Company and MLPF&S	The Insurance Company is a stock life insurance company organized under the laws of the State of Illinois. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. We are authorized to sell life insurance and annuities in 43 states and the District of Columbia. We are authorized to sell variable life insurance in various jurisdictions.

Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“MLPF&S”) is a wholly owned subsidiary of Merrill Lynch & Co., Inc. and provides a broad range of securities brokerage and investment banking services in the United States. It provides marketing services for us and is the principal underwriter of variable life policies issued through the Separate Account. We pay MLPF&S for services relating to the policies under a distribution agreement. Administrative services for the policies are provided at Monarch Life Insurance Company (“the Service Center”), P.O. Box 9025, Springfield, Massachusetts 01102-9025.

The Insurance Company’s Separate Account	The Separate Account is a separate investment account we established on November 19, 1990. We use it to support the policy as well as other variable life policies and for other purposes permitted by applicable laws and regulations. Its assets are kept separate from our general account and any other separate accounts we may have.

We own all the assets in the account. As required, the assets in the account are at least equal to the reserves and other liabilities of the account. These assets may not be charged with liabilities from any other business we conduct. However, if the assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

There are currently 28 investment divisions in the Separate Account. Ten invest in shares of a specific portfolio of the Series Fund. Eighteen invest in units of a specific Trust.

You will find complete information about the Series Fund and the Trusts, including the risks associated with each portfolio, in the accompanying prospectuses. You should read them with this prospectus.

The Series Fund
The investment objectives of the various portfolios in the Series Fund are described below. There is no guarantee that any portfolio will meet its investment objective. Meeting the objectives depends on how well Series Fund management anticipates changing economic conditions.

Money Reserve Portfolio seeks to preserve capital and liquidity. It also seeks the highest possible current income consistent with those objectives. It invests in short-term money market securities.

Intermediate Government Bond Portfolio seeks the highest possible current income consistent with the protection of capital. It invests in intermediate-term debt securities issued or guaranteed by the U.S. Government or its agencies.

Long-Term Corporate Bond Portfolio seeks as high a level of current income as is consistent with prudent investment risk. It invests primarily in fixed-income, high quality corporate bonds.

High Yield Portfolio seeks high current income, consistent with prudent management, by investing principally in fixed-income securities rated in the lower categories of the established rating services.

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Capital Stock Portfolio seeks long-term growth of capital and income, plus moderate current income. It invests in common stocks considered to be of good or improving quality or considered to be undervalued based on criteria such as historical price/book value and price/earnings ratios.

Growth Stock Portfolio seeks above average long-term growth of capital. It invests primarily in common stocks of aggressive growth companies considered to have special growth potential.

Multiple Strategy Portfolio seeks the highest total investment return consistent with prudent risk. It does this through a fully managed investment policy utilizing equity securities, primarily common stocks of large-capitalization companies, as well as investment grade intermediate-and long-term debt securities and money market securities.

Natural Resources Portfolio seeks long-term growth of capital and protection of the purchasing power of shareholders’ capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

Global Strategy Portfolio seeks high total investment return by investing primarily in a portfolio of equity and fixed-income securities of U.S. and foreign issuers.

Balanced Portfolio seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed-income and equity securities.

The investment adviser for the Series Fund is Merrill Lynch Asset Management, Inc. ( “MLAM”), a subsidiary of Merrill Lynch & Co., Inc. and a registered adviser under the Investment Advisers Act of 1940. The Series Fund, as part of its operating expenses, pays an investment advisory fee to MLAM (see “Charges to Series Fund Assets”, page 45).

The Trusts
The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities was formed to provide safety of capital and a high yield to maturity. It seeks this through U.S. Government-backed investments which make no periodic interest payments and, therefore, are purchased at a deep discount. When held to maturity the investments should receive approximately a fixed yield. The value of Trust units before maturity varies more than it would if the Trusts contained interest-bearing U.S. Treasury securities of comparable maturities.

The 18 fixed investment portfolios consist mainly of:
• bearer debt obligations issued by the U.S. Government stripped of their unmatured interest coupons;
• coupons stripped from U.S. debt obligations; and
• receipts and certificates for such stripped debt obligations and coupons.

The Trusts currently available have maturity dates in years 1991 through 2001, 2003 and 2005 through 2010.

MLPF&S is sponsor for the Trusts. The sponsor will sell units of the Trusts to the variable account and has agreed to repurchase units when we need to sell them to pay benefits and make reallocations. We pay the sponsor a fee for these transactions and are reimbursed through the trust charge assessed to the divisions investing in the Trusts (see “Charges to Divisions Investing in the Trusts”, page 43).

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Facts About the Policy

Who May be Covered By a Policy	We can issue a policy for an insured up to age 75. We use the insured’s age as of the insured’s birthday nearest the policy date. (We call this the insured’s issue age.) The insured must also meet our medical and other underwriting requirements.

We use two methods of underwriting:
• simplified underwriting, with no physical exam; and
• para-medical or medical underwriting with a physical exam.

The initial premium plus any planned periodic premiums you elect, and the age and sex of the insured determine whether we will do underwriting on a simplified or medical basis.

The maximum initial premium or the maximum initial premium plus any planned premiums we will underwrite on a simplified basis is $15,000 for insureds through age 19, $25,000 for insureds age 20 through 29, $40,000 for insureds age 30 through 39, $50,000 for insureds age 40 through 49, $100,000 for insureds age 50 through 59, and $120,000 for insureds age 60 through 75. However, if the face amount is above the minimum face amount we require for an initial premium (see “Selecting the Initial Face Amount”, page 14), we will take the net amount at risk (see “Mortality Cost”, page 20) into account in determining the method of underwriting.

We assign insureds to underwriting classes which determine the current cost of insurance rates we will use in calculating mortality cost deductions. In assigning insureds to underwriting classes, we distinguish between those insureds underwritten on a simplified basis and those on a para-medical or medical basis. Under both the simplified and medical underwriting methods, policies may be issued on insureds either in the standard or non-smoker underwriting class. Policies may also be issued on insureds in a substandard underwriting class. For a discussion of the effect of underwriting classification on mortality cost deductions, see “Mortality Cost” on page 20.
Applying for a Policy	To purchase a policy you must complete an application and pay an initial premium. In the application, you may select the face amount of the policy (see “Selecting the Initial Face Amount”, page 14).

In the application you may also elect to make additional premium payments under a periodic plan, subject to certain restrictions (see “Payments Under a Periodic Plan”, page 14).

Initial Premium Payment	Payment of an initial premium is required to put the policy into effect. Unless you have elected to pay planned periodic premiums, the minimum initial premium for a policy is $5,000 for an insured under age 20 and $10,000 for an insured age 20 and over or, if less, subject to a $2,000 minimum, for all ages the initial premium required to purchase a face amount of at least $100,000. For the effect of election of planned periodic premiums on the minimum initial premium, see “Payments Under a Periodic Plan” on page 14.

We will not accept an initial premium for a specified face amount that will give you a guarantee period of less than a year (see “Selecting the Initial Face Amount” and “Initial Guarantee Period”, page 14).

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We may reduce the minimum initial premium requirements for certain group or sponsored arrangements (see “Group or Sponsored Arrangements”, page 35).

Selecting the Initial Face Amount
You purchase a face amount of insurance with the initial premium payment. The face amount is based on the initial premium less the deferred policy loading. For a given initial premium you may choose your initial face amount. The minimum face amount is the amount which will give you a guarantee period for the whole of life (see “Initial Guarantee Period”, below). If the face amount you choose is in excess of the minimum, your guarantee period will be shorter.

Initial Guarantee Period
The initial guarantee period for your policy will be determined by the initial premium and face amount. The guarantee period is the period of time we guarantee that the policy will remain in force regardless of investment experience unless the policy debt exceeds certain policy values. The guarantee period is based on the guaranteed maximum cost of insurance rates in the policy, the deferred policy loading and a 4% interest assumption. This means that for a given initial premium and face amount different insureds will have different guarantee periods depending on their age, sex and underwriting class. For example, an older insured will have a shorter guarantee period than a younger insured of the same sex and in the same underwriting class.

In Massachusetts, we will not accept an initial premium for a specified face amount that will give you a guarantee period which is less than the minimum we require based on the age of the insured. Such minimum will range from ten to 20 years depending on the age of the insured.
Making Additional Premium Payments	After the end of the “free look” period you may make additional premium payments. You may make payments under a periodic plan. You may also make payments which are not under a periodic plan. In the state of Kentucky no additional premium payments, whether under a periodic plan or not, can be made until after the first policy year. If you so request, we will provide a payment plan that complies with the 7-pay test (see “Tax Considerations”, page 37).

Payments Under a Periodic Plan (Not Available in Massachusetts)

You may elect to make planned periodic premium payments subject to the rules discussed below. You elect the amount, duration and frequency of the payments but the minimum planned payment is $2,000 per policy year and the amounts elected must be level. In any one year the maximum amount of the planned payments elected cannot exceed the initial premium. For insureds who are not in a standard or non-smoker underwriting class, the planned periodic premiums elected must extend beyond the fifth policy year.

Under a periodic payment plan, as long as the initial premium plus the planned payments elected will total $10,000 or more during the first five policy years, the minimum initial premium is $2,000.

You may elect a periodic plan in your application for a policy. The amount and duration of the payments you elect to pay, as well as other factors (such as the face amount specified and the insured’s age and sex), will affect

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whether we’ll do underwriting on a simplified or medical basis. Once the plan you’ve elected is approved by us, the planned payments may be made without any additional evidence of insurability.

The election of planned periodic premiums in your application will not affect the determination of the initial face amount unless you elect to make payments beyond the fifth policy year. In that case, the initial face amount of your policy will be the greater of the face amount you specify and the face amount that will give you a guarantee period for the whole of life assuming that all payments are made as planned. The initial guarantee period, however, will not take the planned payments into account, but will be based solely on the initial premium and the face amount. This guarantee period will be adjusted as each planned payment is made.

You may elect a periodic plan at a date later than in the application. The amount and duration of the payments you elect as well as other factors (such as the current death benefit and the insured’s age and sex) will affect whether we will require additional evidence of insurability. Currently we will not allow the election of a plan where the additional evidence of insurability would put the insured in a different underwriting class with different guaranteed or higher current cost of insurance rates. If you want to elect a plan for a duration beyond the fifth policy year, whether we will allow you to do so, and any requirements we may impose, will be subject to our rules in effect at the time of your election.

You may elect to make planned payments annually, semiannually or quarterly. Payment on a monthly frequency requires that you authorize us to deduct the payment from your checking account (pre-authorized checking) or to withdraw the payment from your CMA account.

If you elect the CMA Life service, your planned payments under any of the above frequencies may be withdrawn automatically from your CMA account and transferred to your policy. The withdrawals will continue under the plan that you specify until you tell us otherwise.

For planned payments not being made under pre-authorized checking or withdrawn from your CMA account, we send you reminder notices unless you specify otherwise.

Your planned payment must be received while the insured is living and not more than 30 days before or 30 days after the date you specify for payment. If we don’t receive your payment within the period indicated, we may require satisfactory evidence of insurability before we permit you to make any further additional payments under a periodic plan.

Any payment we receive more than 30 days before or 30 days after the specified date will be treated as not made under a periodic plan.

You may change the frequency, duration and the amount of your planned payments by sending a written request to the Service Center. You may request one change in the amount, one change in the duration and one change in the frequency of your payments per policy year. Satisfactory evidence of insurability may be required before we permit you to increase the duration or the amount of your payments. The evidence requirements will be based on the amount of the increase in payment and the duration as well as other factors (such as the current death benefit and the insured’s age and sex). For policies

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that otherwise comply with the 7-pay test, changing the frequency, duration or the amount of your planned payments may impact upon such compliance (see “Tax Considerations”, page 37).

Payments Which are Not Under a Periodic Plan
You may also make additional payments which are not under a periodic payment plan provided the attained age of the insured is not over 80. These may be made any time you choose up to four times a policy year. The minimum we will accept for these payments is $500. They may be made whether you’re making planned payments or not. For policies that otherwise comply with the 7-pay test, making an additional payment that is not under a periodic plan may impact upon such compliance (see “Tax Considerations”, page 37).

We may require satisfactory evidence of insurability before we accept your payment if the payment immediately increases the net amount at risk under the policy (see “Mortality Cost”, page 20), if you are otherwise making planned payments or if the guarantee period at the time of the payment is one year or less. Currently we will not accept an additional payment which is not under a periodic plan where the evidence of insurability would put the insured in a different underwriting class with different guaranteed or higher current cost of insurance rates.

If your additional payment requires evidence of insurability, we will place that payment in the division investing in the Money Reserve Portfolio except for all or any portion you have requested to be allocated to the guaranteed interest division and the Trusts maturing no later than 2000, with an upper limit of $150,000 in one or any combination of the Trusts. If more than $150,000 was requested to be allocated to two or more of the Trusts, a pro-rata portion of the $150,000 will be allocated to each of the Trusts. Your additional payment will be placed in these divisions on the business day next following receipt at the Service Center. Once the underwriting is completed and we accept your payment, any amount applicable to the additional payment in the division investing in the Money Reserve Portfolio will automatically be allocated either according to your instructions or, if no instructions have been received, proportionately to your investment base in your divisions.

For Massachusetts, see the modifications to this subsection in the Appendix on page 54.

Effect of an Additional Premium Payment
Currently, any additional payment not requiring evidence of insurability will be accepted the day it is received. However, if acceptance of the payment would affect your policy’s compliance with the 7-pay test, to the extent feasible we will not accept your payment until we have confirmed that you want to make the payment in these circumstances. If we hold the payment pending receipt of your instructions, we will deposit the payment in our general account and credit it with interest until we return the payment to you or accept the payment. On the date we receive and accept these additional premium payments, whether under a periodic plan or not, we’ll:
• increase your investment base by the amount of the payment;
• increase the deferred policy loading (see “Deferred Policy Loading”, page 19);

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• reflect the payment in the calculation of the variable insurance amount (see “Variable Insurance Amount”, page 24); and
• increase the fixed base by the amount of the payment less the deferred policy loading applicable to such payment (see “Your Policy’s Fixed Base”, page 25).

If your additional payment requires evidence of insurability, once underwriting is completed and we accept the payment, acceptance will be effective and the additional payment will be reflected in your policy values as described above, as of the next business day after the payment was received at the Service Center.

As of the policy processing date on or next following receipt and acceptance of an additional premium payment, we’ll increase either your guarantee period or face amount or both. If your guarantee period prior to receipt and acceptance of an additional premium payment is less than for life, payments will first be used to extend your guarantee period. Any amount in excess of that required to extend the guarantee period to the whole of life or any subsequent additional premium payment will be used to increase your policy’s face amount.

We will determine the increase in face amount by taking the additional premium payment or any excess amount, deducting the applicable deferred policy loading, bringing the result up at an annual rate of 4% interest from the date we receive and accept the additional premium payment to the next policy processing date, and then multiplying by the applicable net single premium factor. If the additional premium payment is received and accepted on a policy processing date, the payment minus the deferred policy loading is multiplied by the applicable net single premium factor. For a further discussion of the effect of additional payments on your policy’s face amount, see “Additional Premium Payments” in the Appendix on page 52.

Unless you specify otherwise, if there is any policy debt, any payment made, other than planned payments, will be used first as a loan repayment with any excess applied as an additional premium payment (see “Policy Loans”, page 21).

For a discussion of the effect of the guaranteed interest division on net single premium factors when an additional payment is made, see “Variable Insurance Amount” on page 29.
Changing the Face Amount (Not Available in Massachusetts)	After the first policy year, if the insured is in a standard or non-smoker underwriting class, you may request a change in the face amount of your policy without making an additional premium payment subject to the rules and conditions discussed below. A change in face amount is not permitted if the attained age of the insured is over 80. The minimum change in face amount we will make is $10,000 and you may request only one change per policy year.

The effective date of the change will be the next policy processing date following the receipt and acceptance of your written request, provided we receive it at the Service Center at least seven days before such processing date.

A change in face amount may affect the net amount at risk under the policy and as such may affect the mortality cost deduction (see “Mortality Cost”, page 20). For a discussion of the effect of the guaranteed interest division on net single premium factors with any change in face amount you requested, see “Variable Insurance Amount” on page 29.

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Increasing the Face Amount
To increase the face amount of your policy we may require satisfactory evidence of insurability. When we increase the face amount, we’ll decrease the guarantee period.

The maximum increase in face amount is the amount which will give you the minimum guarantee period for which we would issue a policy at the time of the request based on the insured’s attained age.

Currently we will not permit an increase in face amount where the evidence of insurability, if required, would put the insured in a different underwriting class with different guaranteed or higher current cost of insurance rates.

Decreasing the Face Amount
When we decrease the face amount of your policy, we’ll increase the guarantee period. The maximum decrease in face amount is that decrease which would give the minimum face amount for which we would issue a policy at the time of the request based on the insured’s attained age. We won’t permit a decrease in face amount below the amount required to keep the policy qualified as life insurance under Federal income tax laws.

Determining the New Guarantee Period
As of the effective date of any change in face amount, we take the fixed base as of such date and, based on the attained age of the insured and the new face amount of the policy, we redetermine the guarantee period. We use a 4% interest assumption and the guaranteed maximum cost of insurance rates in our calculations. For a discussion of the effect of changes in the face amount on your policy’s guarantee period, see “Changing the Face Amount” in the Appendix on page 52.
Investment Base	Your investment base is the amount available for investment at any time. It’s the sum of the amounts invested in each of the divisions. On the policy date, your investment base equals the initial premium. We adjust your investment base daily to reflect the investment performance of your investment divisions and interest credited on the investment base in the guaranteed interest division (see “Net Rate of Return for an Investment Division”, page 43 and “Net Rate of Return for the Guaranteed Interest Division”, page 28).

Certain charges and policy loans decrease your investment base. Loan repayments and additional premium payments increase it. You may elect from which divisions you want loans taken and to which divisions you want repayments and additional premium payments added. If you don’t make such an election, we allocate increases and decreases proportionately to your investment base in your investment divisions. (For the special rules on additional payments which require evidence of insurability, see “Payments Which are Not Under a Periodic Plan”, page 16.)

Investment Allocation During the “Free Look” Period
Under our current rules, you may place your initial premium only in the division investing in the Money Reserve Portfolio, the guaranteed interest division and divisions investing in the Trusts maturing no later than 2000, with an upper limit of $150,000 in any one or any combination of the divisions investing in such Trusts. We won’t make an allocation change during the “free look” period. For a discussion of the guaranteed interest division, see page 26.

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If the allocation you requested in the application doesn’t comply with our rules, any funds you requested to be placed in divisions other than those permitted will be placed in the division investing in the Money Reserve Portfolio. Also, any amounts in excess of $150,000 allocated to those divisions subject to the $150,000 limitation will be placed in the division investing in the Money Reserve Portfolio. If more than $150,000 was requested to be allocated to two or more of the divisions subject to the limitation, a pro-rata portion of the $150,000 will be placed in each of the divisions.

Changing Your Investment Base Allocation
After the “free look” period, your investment base can be allocated among up to any five divisions. Currently, you may change the allocation of your investment base as often as you choose. However, we may at some point in the future limit the number of changes permitted but not to less than five per policy year. We will notify you if we do so. Certain restrictions apply to allocations from the guaranteed interest division (see “Guaranteed Interest Division”, page 26).

In order to change your investment base allocation, you must call or write the Service Center. If your “free look” period has expired, we will make the change as soon as we receive your request. You can give us allocation requests during the “free look” period and the allocation will be made immediately following the end of the “free look” period (see “Some Administrative Procedures”, page 32).

Trust Allocations
We’ll notify you 30 days before a Trust you’ve invested in matures. You must tell us in writing at least seven days before the maturity date how to reinvest your funds in the division investing in that Trust. If we don’t hear from you, we’ll move your investment base in that division to the division investing in the Money Reserve Portfolio.

Units of a specific Trust may no longer be available when we receive your request for allocation. Should this occur, we will notify you immediately so that you may change your request.

Allocation to the Division Investing in the Natural Resources Portfolio
Shares of the Natural Resources Portfolio may not be available when we receive your request for allocation. Should this occur, we will notify you immediately so that you may change your request.
Charges Deducted from Your Investment Base	The charges described below are deducted pro-rata from your investment base on policy processing dates. We also deduct certain asset and trust charges daily from the investment results of each division in the Separate Account in determining its net rate of return. Currently the asset and trust charges are equivalent to .75% and .34% annually at the beginning of the year (see “Charges to the Separate Account”, page 42). For a discussion of charges applicable to the guaranteed interest division, see page 28.

Deferred Policy Loading
We invest 100% of all premium payments you may make. Chargeable to each premium payment is an amount called the deferred policy loading. The deferred policy loading equals 7.0% of each payment. This charge consists of a sales load and a state and local premium tax charge.

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The sales load, equal to 4.5% of each premium payment, compensates us for sales expenses. The sales load may be reduced if cumulative premiums are sufficiently high to reach certain breakpoints and in certain group or sponsored arrangements as described on page 35. We anticipate that the sales load charge may be insufficient to cover our distribution expenses. Any shortfall will be made up from our general account which may include amounts derived from mortality gains and risk charges.

The state and local premium tax charge, equal to 2.5% of each premium payment, compensates us for state and local premium taxes we must pay when we accept a premium. Premium taxes vary from state to state. The 2.5% rate is the average rate we expect to pay on premiums from all states.

Although chargeable to each premium payment, we advance the amount of the deferred policy loading to the divisions as part of your investment base. We then take back these funds in equal installments on the ten policy anniversaries following the date we receive and accept your payment. This means that we deduct an amount equal to .70% of each premium payment from your investment base on each of the ten policy anniversaries following the payment. In determining your policy’s net cash surrender value we subtract from your investment base the balance of the deferred policy loading which is chargeable to any premium payment made but which has not yet been deducted.

During the period that the deferred policy loading is included in your investment base, a positive net rate of return will give you greater increases in net cash surrender value and a negative net rate of return will give you greater decreases in net cash surrender value than if the loading had not been included in your investment base.

Mortality Cost
We deduct a mortality cost from your investment base on each processing date after the policy date. This charge compensates us for the cost of providing life insurance coverage for the insured. We base it on the underwriting class we assign to the insured, the insured’s sex and attained age and the policy’s net amount at risk (except in Massachusetts and Montana) (see “Legal Considerations for Employers”, page 36).

To determine the mortality cost, we multiply the current cost of insurance rate by the policy’s net amount at risk (adjusted for interest at an annual rate of 4%). The net amount at risk is the difference, as of the previous processing date, between the death benefit and the cash surrender value.

Current cost of insurance rates may be equal to or less than the guaranteed cost of insurance rates depending on the insured’s underwriting class, sex and attained age. For all insureds, current cost of insurance rates distinguish between insureds in the simplified underwriting class and medical underwriting class. For insureds age 20 and over, current cost of insurance rates also distinguish between insureds in a smoker (standard) underwriting class and insureds in a non-smoker underwriting class. For policies issued on insureds under the same underwriting method, current cost of insurance rates are lower for an insured in a non-smoker underwriting class than for an insured of the same age and sex in a smoker (standard) underwriting class. Also, current cost of insurance rates are lower for an insured in a medical underwriting class than for a similarly situated insured in a simplified underwriting class. The simplified current cost of insurance rates are higher because we do less underwriting and therefore incur more risk. We guarantee that the current cost of insurance rates will never exceed the maximum guaranteed rates shown in your policy. The maximum guaranteed rates for policies (other than those issued on a

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substandard basis) do not exceed the rates based on the 1980 Commissioners Standard Ordinary Mortality Table (CSO Table). The maximum rates for policies issued on a substandard basis are based on a multiple of the 1980 CSO Table.

During the period between processing dates, your net cash surrender value takes the mortality cost into account on a prorated basis.

Maximum Mortality Cost. During the guarantee period we will limit the deduction for mortality cost if investment results are unfavorable. We do this by substituting in our calculation the fixed base for the cash surrender value in determining the net amount at risk and by multiplying by the guaranteed cost of insurance rate. We will deduct this alternate amount from your investment base when it is less than the mortality cost we would have otherwise deducted.

Quarterly Administrative Fees
On all policy processing dates after the policy date we deduct an administrative fee. The amount deducted equals $12.50. The fees compensate us for administrative expenses such as record keeping, processing claims and cash value benefits, reallocations, policy changes and reporting to owners. We do not expect to make a profit from these fees.

During the period between policy processing dates, the fee that would be deducted on the next policy processing date is deducted in determining your policy’s net cash surrender value.

Net Loan Cost
The net loan cost is explained under “Policy Loans” below.
Net Cash Surrender Value	Your policy’s net cash surrender value fluctuates daily with the investment results of the investment divisions you select. We don’t guarantee any minimum. On a policy processing date which is also your policy anniversary, the net cash surrender value equals:
• the policy’s investment base on that date;
• minus the balance of the deferred policy loading which we have not yet deducted from the investment base (see “Deferred Policy Loading”, page 19).

If the date of calculation is not a policy processing date, the net cash surrender value is calculated in a similar manner but we also subtract the quarterly administrative fee and a pro-rata portion of the mortality cost which would otherwise be deducted on the next policy processing date. And, if there is any existing policy debt, we will also subtract a pro-rata net loan cost on dates other than the policy anniversary.

Cancelling to Receive Net Cash Surrender Value
You may cancel your policy at any time while the insured is living. You’ll receive the policy’s net cash surrender value.

The cancellation will be effective the date your written request in a form satisfactory to us and the policy are sent to us. We will determine the net cash surrender value when we receive the written request and the policy at the Service Center. You may elect to receive this amount either in a single payment or under one or more Income Plans (see “Income Plans”, page 35). For a discussion of the effect of cancelling your policy when amounts are allocated to the guaranteed interest division, see page 29.

Policy Loans	You may use your policy as collateral to borrow funds from us. The minimum loan we will make is $1,000 unless you’re borrowing to pay the premium on another variable life insurance policy issued by the Insurance Company. In that

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case, you may borrow the exact amount required even if it’s less than $1,000. The maximum amount you can borrow at any time is the difference between the loan value and the policy debt (the outstanding loan plus accrued interest). When additional amounts are borrowed they are added to the policy debt in determining the amount of your new loan.

You may repay all or part of the loan any time during the insured’s lifetime. Each repayment must be for at least $1,000 or the amount of the policy debt, if less. If your policy debt exceeds the larger of the cash surrender value and the fixed base, we’ll cancel the policy 61 days after we mail notice of our intent to terminate if we have not received at least the minimum repayment amount.

Certain states won’t permit us to impose a minimum on the amount you can borrow or repay. In the states of Connecticut and New Jersey, the minimum is $200 and in the state of Texas the minimum is $500.

When you take a loan, we transfer an amount equal to the amount you borrowed out of your investment divisions and hold it as collateral in our general account. You may tell us which investment divisions you want borrowed amounts taken from and which investment divisions should receive repayments (including interest payments). If you don’t, we’ll take the borrowed amounts proportionately from and make repayments proportionately to your investment divisions.

If you have the CMA Life service, you may have your policy loans transferred to and loan repayments transferred from your CMA account.

For a discussion of the tax issues associated with a policy loan, see “Tax Considerations”, page 37.

Loan Value
The loan value of your policy equals 90% of the policy’s cash surrender value. The cash surrender value is the net cash surrender value plus any policy debt.

Interest
While a policy loan is outstanding, we’ll charge you interest of 5.0% annually. Interest accrues each day and payments are due at the end of each policy year. If you don’t pay the interest when due, we add it to your loan. Interest paid on a policy loan is not tax-deductible.

The amount held in our general account as collateral for your loan earns interest at a minimum of 4.0% annually. Currently, the rate of interest being credited is 4.25%.

Net Loan Cost
On each policy anniversary, we reduce your investment base by the net loan cost (the difference between the interest charged and the earnings on the amount held as collateral in the general account). Currently it equals .75% of the policy debt on the previous policy anniversary, taking into account any loans and repayments since then. We may increase the net loan cost, but only to a maximum of 1.0% of the policy debt.

Between policy anniversaries, your policy’s net cash surrender value takes this charge into account on a pro-rated basis.

Effect on Death Benefit and Cash Surrender Value
Whether or not you repay a policy loan, taking a loan will have a permanent effect on your cash surrender value and may have a permanent effect on your death benefit. This is because the collateral for your loan doesn’t participate in

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the performance of the investment divisions while the loan is outstanding. If the amount credited to the collateral is more than what is earned in the investment divisions, the cash surrender value will be higher as a result of the loan, as may be the death benefit. Conversely, if the amount credited is less, the cash surrender value will be lower, as may be the death benefit. In that case, the lower cash surrender value may cause the policy to lapse sooner than if no loan had been taken.

Loans from the Guaranteed Interest Division
Certain restrictions, rules and a different net loan cost apply if a loan or any portion is allocated to the guaranteed interest division (see “Guaranteed Interest Division”, page 26).
Partial Withdrawals	If it’s allowed in your state and your policy date is January 1, 1989 or later, after your first policy anniversary, you may make partial withdrawals of your policy’s net cash surrender value by submitting a request in a form satisfactory to us. The effective date of the withdrawal is the date we receive your request. You may make one partial withdrawal per policy year and may elect to receive the withdrawal amount either in a single payment or, subject to our rules, under one or more Income Plans.

The minimum amount for each partial withdrawal is the lesser, of $500 and a percent of the initial premium plus any additional payments made prior to the date of the partial withdrawal. The applicable percentage is 10% when a withdrawal is made in policy years two through ten and 20% if made thereafter. The maximum amount of each partial withdrawal is 10% of the initial premium plus any additional payments in years two through ten and 20% thereafter. The amount of any partial withdrawal may not exceed the policy’s loan value less any policy debt. The total amount of partial withdrawals may not exceed the amount of the initial premium plus any additional payments made under the policy. A partial withdrawal may not be repaid.

Effect on Investment Base, Fixed Base and Death Benefit
As of the effective date of the withdrawal, the investment base and fixed base will be reduced by the amount of the partial withdrawal. We’ll allocate this reduction proportionately to the investment base in your divisions unless you tell us otherwise. Your variable insurance amount will also reflect the partial withdrawal as of the effective date. For a discussion of the effect of the guaranteed interest division on the death benefit when a partial withdrawal is made, see “Variable Insurance Amount” on page 29.

Effect on Guaranteed Benefits
As of the policy processing date on or next following a partial withdrawal, we’ll reduce your policy’s face amount. We’ll do this by taking the fixed base as of that processing date and applying it as a net single premium for the whole of life to reduce the face amount. If this would reduce the face amount below the minimum face amount for your policy, we will reduce the face amount to that minimum, and reduce the guarantee period, based on the reduced face amount, the fixed base and the insured’s sex, attained age and underwriting class. The minimum face amount for your policy is the greater of the minimum face amount for which we would then issue the policy, based on the insured’s sex, attained age and underwriting class, and the minimum amount required to keep the policy qualified as life insurance under applicable tax law. For a discussion of the effect of partial withdrawals on your policy’s guaranteed benefits, see “Partial Withdrawals” in the Appendix on page 53.

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For a discussion of partial withdrawals from the guaranteed interest division, see page 29. For a discussion of the tax issues associated with a partial withdrawal, see “Tax Considerations” on page 37.

Death Benefit Proceeds	We will pay the death benefit proceeds to the beneficiary when we receive proof of the insured’s death.

Amount of Death Benefit Proceeds
The policy’s death benefit proceeds equal:
• the death benefit, which is the larger of the current face amount and the variable insurance amount; less
• any policy debt.

The values above are those as of the date of death. If the insured dies during the grace period, the policy’s death benefit proceeds equal the death benefit proceeds in effect immediately prior to the grace period reduced by any overdue charges (see “When Your Guarantee Period is Less Than for Life”, page 25). The death benefit will never be less than the amount required to keep the policy qualified as life insurance under Federal income tax laws.

Variable Insurance Amount
We determine the variable insurance amount daily by:
• calculating the cash surrender value; and
• multiplying by the net single premium factor (explained below).

The variable insurance amount will never be less than required by Federal income tax law.

Net Single Premium Factor
The net single premium factor is based on the insured’s sex, underwriting class and the attained age on the date of calculation. It decreases daily as the insured’s age increases. As a result, the variable insurance amount as a multiple of the cash surrender value will decrease over time. Also, net single premium factors may be higher for a woman than for a man of the same age. A table of net single premium factors as of each policy anniversary is included in the policy.

Table of Illustrative Net Single Premium Factors on Policy Anniversaries Standard-Medical
Attained Age	Male	Female
5	10.26605	12.37298
15	7.41158	8.96292
25	5.50384	6.48170
35	3.97197	4.64894
45	2.87749	3.36465
55	2.14058	2.48940
65	1.65786	1.87562
75	1.35394	1.45952
85	1.18029	1.21265

For a discussion of the effect of allocation to the guaranteed interest division on the net single premium factors, see “Variable Insurance Amount” on page 29.
Payment of Death Benefit Proceeds	We will usually pay the death benefit proceeds to the beneficiary within seven days after we receive all the information we need to process the payment. We may delay payment if the policy is being contested or under the circumstances described in “Using Your Policy” on page 31 and “Other Policy Provisions” on

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page 34. If we do delay payment, we will add interest from the date of the insured’s death to the date of payment at an annual rate of at least 4%. The beneficiary may elect to receive the proceeds either in a single payment or under one or more Income Plans (see “Income Plans”, page 35).

Policy Guarantees	Although your policy values depend on the investment results of the investment divisions you’ve selected and the amount of net cash surrender value is not guaranteed, the policy does provide the following guarantees.

Guarantee Period
We guarantee that the policy will stay in force for the insured’s life, or for a shorter guarantee period depending on the face amount selected for a given initial premium payment. The guarantee period will be affected by a requested change in the face amount of your policy and may also be affected by the payment of an additional premium (see “Changing the Face Amount”, page 17 and “Making Additional Premium Payments”, page 14). A partial withdrawal may affect the guarantee period in certain circumstances (see “Partial Withdrawals,” page 23). We won’t cancel the policy during the guarantee period unless the policy debt exceeds certain policy values (see “Policy Loans”, page 21). We’ll hold a reserve in our general account to support this guarantee.

Mortality Cost
Each policy issued on a standard basis guarantees that maximum cost of insurance rates will not exceed rates based on the 1980 CSO Table. We may use current rates that are equal to or less than these rates, but never greater. For policies issued on a substandard basis guaranteed rates are based on a multiple of the 1980 CSO Table. In addition, we limit the mortality cost if investment results are unfavorable (see “Maximum Mortality Cost”, page 21). In effect, during the guarantee period you will not be charged for mortality costs that are greater than those for a comparable fixed policy based on 4% interest and the same guaranteed cost of insurance rates.

Your Policy’s Fixed Base
On the policy date, your fixed base equals the policy’s cash surrender value. From then on, the fixed base is calculated like the cash surrender value except that the calculation substitutes 4% for the net rate of return, the guaranteed maximum cost of insurance rates are substituted for the current rates, it is calculated as though there had been no policy loans or repayments and the quarterly administrative fees are not taken into account. The fixed base is equivalent to the cash surrender value for a comparable fixed benefit policy with the same face amount and guarantee period. After the guarantee period the fixed base is zero. The fixed base is used to limit the mortality cost deduction as well as our right to cancel your policy during the guarantee period.

Guaranteed Interest Division
For a discussion of the guarantees pertaining to amounts allocated to the guaranteed interest division, see page 26.
When Your Guarantee Period is Less Than for Life	After the end of the guarantee period, we will cancel your policy if the cash surrender value on a policy processing date is negative. This negative cash surrender value will be considered an overdue charge (see “Charges Deducted from Your Investment Base”, page 19).

We will notify you before cancelling your policy. You’ll have 61 days to pay us the charges due on the policy processing date when your cash surrender value became negative. We will cancel your policy at the end of this grace period if we have not received your payment.

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Reinstating Your Policy
If we cancel your policy, you may reinstate it while the insured is still living if:
• you request the reinstatement within three years after the end of the grace period;
• we receive satisfactory evidence of insurability; and

•  you pay us the reinstatement premium. The reinstatement premium is the minimum premium for which we would then issue a policy for the minimum guarantee period with the same face amount as the original policy, based on the insured’s attained age and underwriting class as of the effective date of the reinstated policy.

Your reinstated policy will be effective on the policy processing date on or next following the date we approve your reinstatement application.
Your Right to Cancel (“Free Look” Period) or Exchange Your Policy	You may cancel your policy during your “free look” period. In most states it is ten days after you receive it. In some states, however, it is the later of the ten days and 45 days from the date the application is executed. If you decide to cancel, you may mail or deliver the policy to us or to the financial consultant who sold it to you. We will refund the premium paid without interest. If you cancel, we may require that you wait six months before applying to us again.

Special Cancellation Right for Corporate Purchasers
Corporations that purchase one or more policies at the same time with aggregate initial premium payments of $250,000 or more, where the investment base has at all times been allocated to the division investing in the Money Reserve Portfolio and where no additional payments have been made nor policy loans taken, may cancel the policy(ies) and receive the greater of the initial premium payments without interest and the net cash surrender value.

Exchanging Your Policy
You may exchange this policy for a policy with benefits that do not vary with the investment results of a Separate Account. You must request this in writing within 18 months of the issue date of your policy. You also must return the original policy.

The new policy will have the same owner and beneficiary as those of your original policy on the date of the exchange. It will have the same issue age, issue date, face amount, cash surrender value, benefit riders and underwriting class as the original policy. Any policy debt will be carried over to the new policy.

We won’t ask for evidence of insurability.
Guaranteed Interest Division	If it’s allowed in your state and your policy date is July 1, 1988 or later, you may allocate all or a portion of your initial premium, investment base and additional premium payments to the guaranteed interest division. This division is part of our general account. Because of applicable exemptive and exclusionary provisions, interests in the guaranteed interest division have not been registered under the Securities Act of 1933, and neither the guaranteed interest division nor our general account has been registered under the Investment Company Act of 1940. Thus, neither our general account, the guaranteed interest division, nor any interests therein are generally subject to regulation under the provisions of the Securities Act of 1933 or the Investment Company Act of 1940. Accordingly, we are advised that the disclosures included for your information relating to the guaranteed interest division have not been reviewed by the staff of the Securities and Exchange Commission. These disclosures regarding the guaranteed

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interest division may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The General Account
The general account consists of assets owned by us other than those allocated to the Separate Account or our other separate accounts. Allocations to the guaranteed interest division become part of our general account assets and are used to support insurance and annuity obligations other than those funded by the Separate Account or our other separate accounts. Subject to applicable laws, we have sole discretion over the investments of these assets. Allocation of any amounts to the guaranteed interest division does not entitle you to share in the investment experience of these assets.

Declared Interest Rate and Guaranteed Interest Rate
Any amount allocated to the guaranteed interest division will earn interest at the declared interest rate in effect at the time of allocation. We set declared interest rates from time to time. Since amounts can be allocated to the guaranteed interest division at different times, different portions of your investment base allocated to this division may earn different rates. For any amount allocated, we guarantee that a rate, once set, will remain in effect for that amount for at least one year.

We guarantee that the declared interest rate set for any portion of the investment base allocated to this division will not be less than the guaranteed interest rate which in the case of an allocation made for a premium payment, is a rate equal to 3.7% on the investment base for that premium during the policy year in which payment is made, increasing each year to 4.0% by the eleventh year. (For policies issued on joint insureds, the guaranteed rate is equal to 3.55% on the investment base, increasing to 4.0%.) The guaranteed rates will never be less than a rate equivalent to 4.0% on the cash surrender value of an allocated amount. The level of the declared interest rates we set in excess of the guaranteed interest rate will be determined at our sole discretion. You assume the risk that the declared interest rate may not exceed the guaranteed interest rate.

Allocation of Investment Base
Subject to our rules, you may allocate any amount out of the guaranteed interest division only at the end of the period for which the declared interest rate for that amount is guaranteed (except under a “Special Allocation Privilege” as described below). The request for an allocation change must be received within 30 days prior to the end of this declared interest rate period; otherwise, the amount will remain in the guaranteed interest division and will earn interest at the new rate and for the period we declare for such amount.

Special Allocation Privilege. Under this privilege, allocation of any amount out of the guaranteed interest division to the Separate Account will be permitted prior to the end of the period for which a declared interest rate for that amount is guaranteed. We’ll make an interest adjustment (as described on page 29) to the amount allocated out. We have reserved the right to restrict the privilege to allocate out before the end of the applicable declared interest rate period if necessary to continue the current treatment of the guaranteed interest division under applicable law, statute, rule or regulation.

We reserve the right to delay allocations out of the guaranteed interest division for up to six months after your request is received at the Service Center.

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Charges
A pro-rata portion of deferred policy loading, mortality cost, quarterly administrative fees and net loan cost, if any, will be deducted from the investment base allocated to the guaranteed interest division (see “Charges Deducted From Your Investment Base”, page 19). In addition, we reserve the right to impose an asset charge not to exceed 1.00% annually at the beginning of the year. This charge will be reflected in the net rate of return for the guaranteed interest division. Currently, we don’t impose this asset charge.

Net Rate of Return for the Guaranteed Interest Division
The net rate of return for the guaranteed interest division for a valuation period will be determined individually for your policy and will be based on the declared interest rates for the amounts allocated to the guaranteed interest division during that period. This net rate of return will be net of the asset charge (if imposed) deducted from the guaranteed interest division. However, it does not reflect other charges to the policy.

Investment Base in the Guaranteed Interest Division
The investment base in the guaranteed interest division at any time will reflect the sum of all amounts allocated to the division, plus interest credited thereon, and less charges and amounts allocated out of the division.

Policy Loans
You may not take a policy loan from the guaranteed interest division during the first policy year. After the first policy year, you may request a policy loan from the guaranteed interest division. If you don’t specify this division, we’ll take borrowed amounts from your divisions in the Separate Account. If you specify the guaranteed interest division, borrowed amounts will be taken pro-rata from the amounts allocated to this division and from each of your divisions in the Separate Account. We reserve the right to restrict allocation of any loan you request that includes the guaranteed interest division.

Interest. While a policy loan is outstanding we’ll charge interest of 6.0% annually on the amount taken from the guaranteed interest division. The amount held in our general account as collateral for your loan earns interest at a minimum of 4.0% annually.

Net Loan Cost. The net loan cost on borrowed amounts from the guaranteed interest division is equal to a maximum of 2.0% of the policy debt applicable to such amounts.

Any loan repayment will first be allocated to the guaranteed interest division until all amounts that were initially borrowed from the division have been repaid. Repayment in excess of these amounts will be allocated in accordance with your instructions. If no instructions have been received, repayments will be allocated proportionately to your investment base in your investment divisions in the Separate Account.

Currently, your loan repayment will be allocated back to the guaranteed interest division at the lower of the declared interest rate which was in effect for the borrowed amounts at the time the loan was taken and the declared interest rate in effect on the date of the repayment. If amounts are to be credited with the declared interest rate in effect at the time the loan was taken, the interest will be credited for the remainder of the applicable declared interest rate period. If amounts are to receive the rate in effect on the date of repayment, the interest will be credited for at least a one-year period. If a declared interest rate period in effect at the time a loan was taken has ended

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when a loan repayment is made, the amount allocated back will receive the declared interest rate in effect on the date of the repayment for at least a one-year period.

Partial Withdrawals
If it’s allowed in your state and your policy date is January 1, 1989 or later, after the first policy year, you may request a partial withdrawal of your policy’s net cash surrender value from the guaranteed interest division. Unless you specify otherwise, we’ll allocate the reduction for a partial withdrawal proportionately to amounts in this division and each of your divisions in the separate accounts.

Variable Insurance Amount
To keep the policy qualified as life insurance under Federal income tax law, we may need to adjust the net single premium factors shown in your policy to reflect the declared interest rates in effect.

We’ll adjust the net single premium factors for the first year following your first allocation of an amount to this division. Thereafter, whether amounts remain in this division or not, adjustments will be made for the year after an additional premium payment is made where the death benefit is increased (whether you allocate the payment to this division or not), for the year after a requested change in the face amount is made or for the year after a partial withdrawal is taken.

The adjusted net single premium factor will cause the variable insurance amount to be higher than it otherwise would have been. For example, the adjusted net single premium factor may cause the variable insurance amount to exceed your policy’s face amount at issue. The increased death benefit would result in an increased net amount at risk and, therefore, a slightly larger mortality cost deduction.

Cancelling to Receive Net Cash Surrender Value
If you cancel your policy prior to the end of the period for which a declared interest rate is guaranteed, we’ll make an interest adjustment as described below.

Interest Adjustment
If prior to the end of any declared interest rate period then in effect the policy is cancelled or an amount subject to that rate is allocated out of the guaranteed interest division to the Separate Account, we’ll adjust the declared interest rate for that period. The interest adjustment will in effect reduce the declared interest rate for the applicable amount by 3.0% since the beginning of the declared interest rate period but not below the guaranteed interest rate for the applicable amount. This adjustment will not affect the interest credited to amounts during any prior declared interest rate periods. An interest adjustment will have the effect of immediately reducing the investment base and net cash surrender value and may reduce the death benefit.

When We Make Payments
We reserve the right to delay making a loan or payment of net cash surrender value from the guaranteed interest division for up to six months from the date your request is received at the Service Center. We’ll credit interest at an annual rate of at least 4% on any payment of net cash surrender value deferred 30 days or more.

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Reports to Policyowners	After the end of each policy processing period you’ll receive a statement of the allocation of your investment base, your death benefit, net cash surrender value, any policy debt and, if there has been a change, your current face amount and guarantee period. All figures will be as of the first day of the current policy processing period. The statement will show the amounts deducted from or added to the investment base during the policy processing period. The statement will also include any other information that may be currently required by your state.

You will also receive semiannual reports containing a financial statement for the Separate Account and a list of portfolio securities of the Series Fund, as required by the Investment Company Act of 1940.

CMA Account Reporting
If you have the CMA Life service, certain policy information will be included as part of your regular monthly CMA statement. It will list your investment base allocation, death benefit, net cash surrender value, policy debt and any CMA account activity affecting your policy during the month.
Single Premium Immediate Annuity Rider

If it’s allowed in your state, you may add a single premium immediate annuity rider. This rider would provide you with a fixed income for a period of nine or ten years. If you are the insured and you die before the period ends, we’ll pay the rider value in a lump sum to the beneficiary under the policy. For tax purposes, this payment won’t be considered part of the life insurance death benefit.

If you surrender the rider before the end of the period, we’ll pay you the rider value over five years or apply it to a lifetime income for you, as you choose.

If you are not the insured and you die before the income period ends, we’ll pay the remaining payments to the new owner.

If the policy ends because the insured dies (where you are not the insured), because we terminate the policy, or because you’ve cancelled it for its net cash surrender value, we’ll continue the annuity under the same terms but under a separate written agreement. Or you can choose one of the options available upon surrender of the rider as described above.

The charge for the rider equals 5.0% of the single premium payable for the rider and is deducted directly from the single premium amount. A charge for state premium taxes, which varies depending upon the state in which you live, is also deducted directly from the single premium.

The rider won’t have any effect on your policy’s loan value.

The reserves for this rider will be held in our general account.

If you have the CMA Life service, you may have your income payments automatically paid into your CMA account.

For a discussion of the tax consequences of applying your income payments as premiums under the policy, see “Tax Considerations”, page 37.

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More About the Policy
Using Your Policy	Ownership
The policyowner is usually the insured, unless another owner has been named in the application. The policyowner has all rights and options described in the policy.

If you, the policyowner, are not also the insured, you may want to name a contingent owner. If you die before the insured, the contingent owner will own the policy and have all your rights. If you don’t name a contingent owner, your estate will own the policy at your death.

Changing the Owner
During your lifetime, you have the right to transfer ownership of the policy. The new owner will have all rights and options described in the policy. The change will be effective as of the day the notice is signed, but will not affect any payment made or action taken by us before receipt of the notice of the change at the Service Center.

Assigning the Policy as Collateral
You may assign this policy as collateral security for a loan or other obligation. This does not change the ownership. However, your rights and any beneficiary’s rights are subject to the terms of the assignment.

You must give us satisfactory written notice at the Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

For a discussion of the tax issues associated with a collateral assignment, see “Tax Considerations”, page 37.

Naming Beneficiaries
We’ll pay the primary beneficiary the proceeds of this policy on the insured’s death. If the primary beneficiary has died, we pay the contingent beneficiary. If no contingent beneficiary is living, we pay the insured’s estate.

You may name more than one person as primary or contingent beneficiaries. We’ll pay them in equal shares unless you give us other instructions.

You have the right to change beneficiaries unless the primary beneficiary designation has been made irrevocable. If the designation is irrevocable, the primary beneficiary must consent when you exercise certain rights and options under this policy. If you change the beneficiary the change will take effect as of the day the notice is signed, but will not affect any payment made or action taken by us before receipt of the notice of the change at the Service Center.

Changing the Insured
If it’s allowed in your state and subject to certain requirements, you may request that we change the insured under a policy once per policy year. To do so, we must receive a written request from you and the proposed new insured. The attained ages of the original and new insured as of the effective date of the change cannot be less than 21 nor more than 75. We will also require evidence of insurability for the proposed new insured. If the request for change is approved, the insurance coverage on the new insured will take effect on the policy processing date on or next following the date of approval, provided the new insured is still living.

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The policy will be changed as follows on the effective date:
• The issue age will be the new insured’s issue age (the new insured’s age as of the birthday nearest the policy date).
• The guaranteed maximum cost of insurance rates will be those in effect on the policy date for the new insured’s issue age, sex and underwriting class.

•  A charge for changing the insured will be deducted from the policy’s investment base on the effective date. The charge will equal $1.50 per $1,000 of face amount with a minimum of $200 and a maximum of $l,500. This charge may be reduced in certain group or sponsored arrangements as described on page 35.

• The variable insurance amount will reflect the change of insured.
• The policy’s issue date will be the effective date of the change.

The face amount or guarantee period may also change on the effective date depending on the new insured’s age, sex and underwriting class. The new guarantee period cannot be less than the minimum guarantee period for which we would then issue a policy based on the new insured’s attained age as of the effective date of the change.

Maturity Proceeds
The maturity date is the policy anniversary nearest the insured’s 100th birthday. On the maturity date, we’ll pay you the net cash surrender value provided the insured is still living.

How We Make Payments
We’ll usually pay death benefit proceeds, net cash surrender value on cancellation and loans within seven days after the Service Center receives all the information needed to process the payment.

However, we may delay payment if it isn’t practical for us to value or dispose of Trust units or Series Fund shares because:
• the New York Stock Exchange is closed for other than a regular holiday or weekend; or
• trading is restricted; or
• an emergency exists according to Securities and Exchange Commission (“SEC”) rules.

We may also delay payment if an SEC order allows us to in order to protect our policyowners.

For payments from the guaranteed interest division, see page 29.
Some Administrative Procedures	Described below are certain of our administrative procedures. We reserve the right to modify them from time to time or to eliminate them. For administrative and tax purposes, we may from time to time require specific forms be completed in order to accomplish certain transactions, including surrenders.

Signature Guarantees
In order for you to make certain policy transactions and changes, we require that your signature be guaranteed. Your signature can only be guaranteed by a national bank or trust company (not a savings bank or federal savings and loan association), a member bank of the Federal Reserve System or a member firm of a national securities exchange.

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Currently, your signature must be guaranteed on:
• the form required for cash surrenders, policy loans and reallocations of investment base;
• the form required for change in owner designation;
• phone authorization forms if not submitted with your application; and
• transfer request forms not submitted with your application.

Your Personal Identification Number
We will send you a four digit personal identification number shortly after your policy is placed in force and before the end of the “free look” period. You need to give us this number when you call the Service Center to get information about your policy, to make a policy loan (if an authorization is on file), or to make other requests. Your personal identification number will be accompanied by a notice reminding you that all or a portion of your investment base is in the division investing in the Money Reserve Portfolio, if that’s where all or a portion of your initial premium was placed and that you may change this allocation by calling or writing the Service Center (see “Changing Your Investment Base Allocation”, page 19).

Reallocating Your Investment Base
You can reallocate your investment base either in writing or by phone. If you do it by phone, you must tell us your personal identification number as well as your policy number. We will give you a confirmation number over the phone and then follow up in writing.

Requesting a Policy Loan
A loan may be requested in writing or, if the appropriate authorization forms are on file with us, by phone. Once we have the authorization, you can call the Service Center, give us your policy number, name and personal identification number, and then tell us how much you want to borrow and from which divisions the loan should be transferred. We will wire the funds to your account at the financial institution named on your authorization. We will usually wire the funds within two working days. If you have the CMA Life service your funds may be transferred directly to your CMA account.

Requesting Partial Withdrawals
Partial withdrawals may be requested in writing in a form satisfactory to us. Written requests must have signature guarantees. We’ll usually make payments within seven days after the Service Center receives the written request (see “How We Make Payments”, page 32).

You may request a partial withdrawal by phone if the appropriate phone authorization forms are on file with us. Once we have the authorization, you can call the Service Center, give us your policy number, name and personal identification number, and tell us how much you want to withdraw and from which divisions the funds should be transferred. We will wire the funds to your account at the financial institution named on your authorization. We will usually wire the funds within two working days. If you have the CMA Life service, your funds can be transferred directly to your CMA account.

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Telephone Requests

A telephone request for a policy loan, partial withdrawal or a reallocation received before 4 p.m. (ET) generally will be processed the same day. For any call received after 4 p.m. (ET), the request will be processed the following business day.

Other Policy Provisions	In Case of Errors on the Application
If an age or sex given in the application is wrong, it could mean that the face amount, or any other policy benefit is wrong. We’ll pay what the premiums paid would have bought for the guarantee period at the true age or sex.

Incontestability
We rely on statements made in the application. Legally, they are considered representations, not warranties. We can contest the validity of a policy if any material misstatements are made in the initial application. We can also contest the validity of any change in face amount you requested if any material misstatements are made in any application required for that change. We can also contest any amount of death benefit which wouldn’t be payable except for the fact that an additional premium payment was made if any material misstatements are made in the application required with the additional premium payment.

We won’t contest the validity of a policy after it has been in effect during the insured’s lifetime for two years from the date of issue. We won’t contest any change in face amount you requested after the change has been in effect during the insured’s lifetime for two years from the date of such change. Nor will we contest any amount of death benefit attributable to an additional premium payment after such death benefit has been in effect during the insured’s lifetime for two years from the date we received and accepted the payment.

Payment in Case of Suicide
If the insured commits suicide within two years from the policy’s issue date, we’ll pay only a limited death benefit. The benefit will be equal to the amount of the premium payments made.

If the insured commits suicide within two years of the effective date of any increase in face amount you requested, any amount of death benefit which wouldn’t be payable except for the fact that the face amount was increased will be limited to the amount of mortality cost deductions made for such increase.

If the insured commits suicide within two years of any date we receive and accept an additional premium payment, any amount of death benefit which wouldn’t be payable except for the fact that the additional premium payment was made will be limited to the amount of such payment.

The death benefit we will pay will be reduced by any policy debt.

Policy Changes — Applicable Tax Law
For you to receive the tax treatment accorded to life insurance under Federal income tax law, your policy must qualify initially and continue to qualify as life insurance under the Internal Revenue Code or successor law. Therefore, to maintain this qualification to the maximum extent of the law, we have reserved the right to return any additional premium payments that would cause the

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policy to fail to qualify as life insurance under applicable tax law as interpreted by us. Further, we reserve the right to make changes in the policy or its riders or to make distributions from the policy to the extent we find it necessary to continue to qualify your policy as life insurance. Any such changes will apply uniformly to all policies that are affected and you will be given advance written notice of such changes.

Dividends
Our variable life insurance policies are non-participating. This means that they don’t provide for dividends. Investment results under these variable life policies are reflected in benefits.

Income Plans	We offer several income plans to provide for payments of the death benefit proceeds to the beneficiary. You may choose one or more income plans at any time during the insured’s lifetime. If no plan has been chosen when the insured dies, the beneficiary has one year to apply the death benefit proceeds either paid or payable to such beneficiary to one or more of the plans. You may also choose one or more income plans on cancelling the policy for its net cash surrender value. Our approval is needed for any plan where any income payment would be less than $100. Payments under these plans do not depend on the investment results of a Separate Account.

Income plans are:

Income for a Fixed Period
Payments are made in equal installments for up to 30 years.

Income for Life
Payments are made in equal monthly installments until death of a named person or end of a designated period, whichever is later. The designated period may be for ten or 20 years.

Income of a Fixed Amount
Payments are made in equal installments until proceeds applied under the option and interest on unpaid balance at not less than 3.0% per year are exhausted.

Joint Life Income

Payments are made in monthly installments as long as at least one of two named persons is living. While both are living, we make full payments. If one dies, we make payments at two-thirds of the full amount. Payments end completely when both named persons die.

Annuity Plan
An amount can be used to purchase any single premium annuity we offer. Annuity purchase rates will be 3.0% less than for new annuitants.

We will issue a written agreement putting the plan into effect. Once in effect, some of the plans may not provide any surrender rights.

Group or Sponsored Arrangements	For certain group or sponsored arrangements, we may reduce the sales load, the quarterly administrative fee, cost of insurance rates and the minimum premium and we may modify our underwriting classifications.

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Group arrangements include those in which a trustee or an employer, for example, purchases policies covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell policies to its employees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group and the reasons the policies are purchased, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including our requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy policies or that have been in existence less than six months will not qualify for reduced charges.

We’ll make any reductions according to our rules in effect when an application for a policy or additional payment is approved. Our current rules call for reductions resulting in a sales load of not more than 3% of the premium.

We may change these rules from time to time. However, reductions in charges will not discriminate unfairly against any person.
Legal Considerations for Employers	In 1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. In that case and in a 1988 decision, Florida v. Long, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent to Norris, decisions of lower Federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply to contributions made before that date. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.

The policies offered by this prospectus are based on mortality tables that distinguish between men and women. As a result, the policy pays different benefits to men and women of the same age. Employers and employee organizations should check with their legal advisers before purchasing these policies.

The states of Montana and Massachusetts prohibit the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for policies issued on the lives of their residents. Therefore, policies offered by this prospectus to insure residents of these states will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.
Selling the Policies	MLPF&S is principal underwriter (distributor) of the policies as well as for other policies issued through the Separate Account. It is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers. We pay MLPF&S for acting as principal underwriter under a Distribution Agreement.

The Insurance Company has sales agreements with ML Life Agency Inc. in Texas, Merrill Lynch Life Agency Ltd. in Mississippi and various Merrill Lynch Life Agencies elsewhere. Under these agreements, applications for the policies are solicited by financial consultants of MLPF&S. The financial consultants are

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authorized under applicable state regulations to sell variable life insurance as agents of MLPF&S. The maximum commission as a percentage of a premium payable to qualified financial consultants will, in no event, exceed 6%. In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred.

We also have a Service Agreement with Monarch Life Insurance Company under which it provides administrative services for all of our variable life policies, such as policy underwriting and issue, policyowner service and the administration of the Separate Account.

Tax Considerations	Definition of Life Insurance
In order to qualify as a life insurance contract for Federal tax purposes, this policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Internal Revenue Code of 1986 as amended (the “Code”). The Section 7702 definition can be met if a life insurance policy satisfies either one of two tests that are contained in that section. The manner in which these tests should be applied to certain innovative features of the policy is not directly addressed by Section 7702. Although Section 7702 gives the Secretary of the Treasury authority to prescribe regulations interpreting the manner in which the tests are to be applied, such regulations have not yet been issued. The presence of these innovative policy features, and the absence of regulations or any other pertinent interpretations of the tests, thus creates some uncertainty about the application of the tests to the policy.

Nevertheless, we believe that the policy qualifies as a life insurance contract for Federal tax purposes. This means that:
• the death benefit should be fully excludable from the gross income of the beneficiary under Section 10l(a)(l) of the Internal Revenue Code; and

•  the policyowner should not be considered in constructive receipt of the policy’s cash surrender value, including any increases, until actual cancellation of the policy (but see “Tax Treatment of Policy Loans and Other Distributions” on page 38).

We have reserved the right to make changes in the policy if such changes are deemed necessary to assure its qualification as a life insurance contract for tax purposes (see “Policy Changes — Applicable Tax Law”, page 34).

Diversification
Section 817(h) of the Code provides that Separate Account investments (or the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies) underlying the contract must be “adequately diversified” in accordance with Treasury regulations in order for the contract to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Series Fund, intends to comply with these requirements. Although we don’t control the Series Fund, we intend to monitor the investments of the Series Fund to ensure compliance with the requirements prescribed by the Treasury Department.

In connection with the issuance of the temporary diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which a policyowner’s control of the

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investments of a Separate Account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If the policyowner is considered the owner of the assets of the Separate Account, income and gains from the account would be included in the policyowner’s gross income.

The ownership rights under the policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it determined that the policyowners were not owners of Separate Account assets. For example, the owner of this policy has additional flexibility in allocating premiums and cash values. These differences could result in the policyowner being treated as the owner of the assets of the Separate Account. In addition, the Insurance Company does not know what standards will be set forth in the regulations or rulings which the Treasury has stated it expects to be issued. We therefore reserve the right to modify this policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the Separate Account.

Tax Treatment of Policy Loans and Other Distributions
Federal tax law establishes a class of life insurance contracts referred to as modified endowment contracts. A modified endowment contract is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7-pay test. This test applies a cumulative limit on the amount of premiums that can be paid into a contract each year in the first seven policy years in order to avoid modified endowment treatment. In effect, compliance with the 7-pay test requires that policies be purchased with a higher face amount for a given initial premium than would otherwise be required, at a minimum, to meet the definition of life insurance.

Any policy received in exchange for a modified endowment contract is considered a modified endowment contract. A policy that is not originally classified as a modified endowment contract can become so classified if there is a reduction in benefits during the first seven contract years (including, for example, by a decrease in face amount) or if a material change is made in the contract at any time. A material change includes, but is not limited to, a change in the benefits that was not reflected in a prior 7-pay test computation. This could result from additional payments not under a periodic plan or changes in the initial periodic plan.

Policies that comply with the 7-pay test will not be classified as modified endowment contracts. Policy loans from contracts that are not modified endowment contracts will be considered indebtedness of an owner and no part of a loan will constitute income to the owner. In addition, pre-death distributions from these contracts will generally not be included in gross income to the extent that the amount received does not exceed the owner’s investment in the contract.

Contracts that do not satisfy the 7-pay test, including contracts which initially satisfied the 7-pay test but later failed the test, will be considered modified endowment contracts subject to the following distribution rules. Policy loans and partial withdrawals from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the owner. All pre-

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death distributions (including loans, partial withdrawals and collateral assignments) from these contracts will be included in gross income on an income-first basis to the extent of any income in the contract (the cash surrender value less the owner’s investment in the contract) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1⁄2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

Under this law, policies offered by this prospectus will be treated in one of two ways. Policies that do not satisfy the 7-pay test will be considered modified endowment contracts subject to the distribution rules discussed above. Policies that comply with the 7-pay test will not be classified as modified endowment contracts. Policy loans from the policies which are not modified endowment contracts will be considered indebtedness of a policyowner and no part of a loan will constitute income to the policyowner. In addition, pre-death distributions from these policies will generally not be included in gross income to the extent that the amount received does not exceed the policyowner’s investment in the contract, although such distributions during the first 15 policy years may be taxed on a less favorable basis.

If there is any borrowing against the policy, whether a modified endowment contract or not, the interest paid on loans may not be tax deductible. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as a distribution which may be subject to income tax as well as the 10% penalty tax, if applicable, to the extent of the income in the contract.

Aggregation of Modified Endowment Contracts
In the case of a pre-death distribution (including a policy loan, partial withdrawal, collateral assignment or complete surrender) from a policy that is treated as a modified endowment contract under the rules described above, a special aggregation requirement may apply for purposes of determining the amount of the income on the contract. Specifically, if the Insurance Company or any of its affiliates issue to the same policyowner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the contract with respect to a distribution from any of those contracts, the income on the contract for all such contracts will be aggregated and attributed to that distribution.

Other Transactions
Changing the owner or the insured may have tax consequences. Exchanging this policy for another involving the same insured(s) will have no tax consequences if there is no policy debt and no cash or other property is received, according to Section 1035(a)(1) of the Internal Revenue Code. The new contract would have to satisfy the 7-pay test from the date of the exchange to avoid characterization as a modified endowment contract. Changing the insured under this contract may not be treated as an exchange under Section 1035 but rather as a taxable exchange.

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Taxation of Single Premium Immediate Annuity Rider
If income payments from the single premium immediate annuity rider (“SPIAR”) are used to make the payments on the life insurance policy, a portion of each payment from the annuity will be includible in income for Federal tax purposes when distributed. The amount of taxable income consists of the excess of the payment amount over the exclusion amount. The exclusion amount is defined as the payment amount multiplied by the ratio of the investment in the contract to the total amount expected to be paid by the Insurance Company under the annuity.

If payments cease because of death before the investment in the contract has been fully recovered, a deduction is allowed for the unrecovered amount. Moreover, if the payments continue beyond the time at which the investment in the contract has been fully recovered, the full amount of each payment will be includible in income. If the SPIAR is surrendered before all of the scheduled payments have been made by the Insurance Company, the remaining income in the contract will be taxed just as in the case of life insurance policies.

Payments under an immediate annuity contract are not subject to the 10% penalty tax that is generally applicable to distributions from annuities made before the recipient attains age 59 1⁄2.

Other than the tax consequences described above, and assuming the SPIAR is not subjected to a pledge, loan or partial withdrawal, no income will be recognized to the owner or beneficiary of the policy.

Other Taxes
Federal estate and state and local estate, inheritance and other taxes depend upon your or the beneficiary’s specific situation.

Ownership of This Policy by Non-Natural Persons
The above discussion of the tax consequences arising from the purchase, ownership, and transfer of the policy has assumed that the owner of the policy consists of one or more individuals. Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as policy loans. Further, organizations purchasing such policies covering the life of an individual who is an officer or employee of, or is financially interested in, the taxpayer’s trade or business, may be unable to deduct all or a portion of the interest or premiums paid with respect to such policies. Such organizations should obtain tax advice prior to the acquisition of the policy and also before entering into any subsequent changes to or transactions under the policy.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax adviser. Although our tax discussion is based on our understanding of Federal income tax laws as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

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The Insurance Company’s Income Taxes	Federal Income Taxes
We don’t expect to incur any Federal income tax liability that would be chargeable to the Separate Account. As a result, no charges for Federal income taxes are currently deducted from the Separate Account.

Changes in Federal tax treatment of variable life insurance or in the Insurance Company’s tax status may mean that we will have to pay Federal income taxes chargeable to the Separate Account in the future. If we make a charge for taxes, we expect to accumulate it daily and transfer it from each investment division and into the general account monthly. We would keep any investment earnings on any tax charges accumulated in an investment division.

The Insurance Company anticipates that tax charges, if they were imposed, won’t apply to policies issued in connection with qualified pension arrangements. If tax charges were imposed with respect to such arrangement, the taxes attributable to those contracts would be charged, accumulated, and transferred to the general account monthly in accordance with the procedures set forth above.

State and Local Income Taxes

Under current laws, we may incur state and local income taxes (in addition to premium taxes) in several states, although these taxes are not significant. If the amount of these taxes changes substantially, we may make charges to the Separate Account.

Reinsurance	We intend to reinsure some of the risks we assume under the policies.

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More About the Separate Account and Its Divisions
About the Separate Account	The Separate Account is registered with the SEC under the Investment Company
Act of 1940 as an investment company. This registration does not involve any SEC supervision of our management or the management of the Separate Account. The Separate Account is also governed by the laws of the State of Illinois, our state of domicile.

Custodial Arrangements

Evidence of ownership of the shares in the Series Fund and the units of the Trusts purchased by the Insurance Company for the Separate Account will be held for safekeeping by Harris Trust & Savings Bank (“Harris”), 111 West Monroe Street, Chicago, Illinois 60603, an Illinois bank. Harris will hold the shares and units pursuant to a Custodial Agreement with the Insurance Company. The Insurance Company will pay custodial fees to Harris out of its general account. The shares of the Series Fund and the units of the Trusts purchased by the Separate Account, to the extent represented by separate certificates, will be kept physically segregated by Harris and held separate from the assets of any other firm, person, or corporation.

Changes Within the Account	We may from time to time make additional investment divisions available to you.
These divisions will invest in investment portfolios we find suitable for the policies. We also have the right to eliminate investment divisions from the Separate Account, to combine two or more investment divisions, or to substitute a new portfolio for the portfolio in which an investment division invests. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the policies. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. We would get prior approval from the insurance department of our state of domicile before making such a substitution. We would also get prior approval from the SEC and any other required approvals before making such a substitution.

Subject to any required regulatory approvals, we reserve the right to transfer assets of the Separate Account or of any investment division, which we determine to be associated with the class of policies to which your policy belongs, to another separate account or investment division.

When permitted by law, we reserve the right to:
• deregister the Separate Account under the Investment Company Act of 1940;
• operate the Separate Account as a management company under the Investment Company Act of 1940;
• restrict or eliminate any voting rights of policyowners, or other persons who have voting rights as to the Separate Account; and
• combine the Separate Account with other separate accounts.
Charges to the Separate Account

We deduct an asset charge from each division of the Separate Account to cover our mortality and expense risk and guaranteed benefits risk. We make the charge each day. The total amount of this charge is computed at .75% annually at the beginning of the year. Of this amount, .60% is for mortality and expense risk and .15% is for guaranteed benefits risks. The total charge may be increased but will not exceed .90% annually at the beginning of the year. We will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the policies.

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The mortality risk assumed is the risk that insureds as a group will live for a shorter time than our actuarial tables predict. As a result, we would be paying more in death benefits than we planned.

The expense risk assumed is the risk that it will cost us more to issue and administer the policies than we expect.

The guaranteed benefits risk is related to potentially unfavorable investment results. One risk is that the policy’s cash surrender value cannot cover the charges due during the guarantee period. The other risk is that we may have to limit the deduction for mortality cost (see “Maximum Mortality Cost”, page 21).

Charges to Divisions Investing in the Trusts
We assess a daily trust charge against the assets of each division investing in the Trusts. This charge reimburses us for the transaction charge we pay to MLPF&S when units are sold to the Separate Account.

The trust charge is currently equivalent to .34% annually at the beginning of the year. It may be increased, but will not exceed .50% annually at the beginning of the year. The charge is based on cost (taking into account our loss of interest) with no expected profit for us.

Net Rate of Return for an Investment Division

An investment division’s net rate of return depends on how the investments in the division perform. We determine the net rate of return of an investment division at the end of each valuation period. A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange or the New York banks are open or there’s enough trading in portfolio securities to materially affect the net asset value of an investment division. The net rate of return reflects the investment performance of the division for the valuation period and is net of the charges to the Separate Account described above.

For divisions investing in the Series Fund, shares are valued at net asset value and we consider any dividends or capital gains distributions declared by the Series Fund.

For divisions investing in the Trusts, units of each Trust are valued at the sponsor’s repurchase price, as explained in the prospectus for the Trusts.
The Series Fund	Buying and Redeeming Shares
The Series Fund sells and redeems its shares at net asset value. Any dividend or capital gain distribution will be reinvested at net asset value in shares of the same portfolio.

Voting Rights
We will vote Series Fund shares according to your instructions. However, if the Investment Company Act of 1940 or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we’re permitted to vote the shares of the Series Fund in our own right, we may decide to do so.

We determine the number of shares that you have in an investment division by dividing a policy’s investment base in that division by the net asset value of one share of the portfolio. Fractional votes will be counted.

We will determine the number of shares you can instruct us to vote 90 days or less before the Series Fund meeting. We will ask you for voting instructions by mail at least 14 days before the meeting.

43

If we don’t get your instructions in time, we’ll vote the shares in the same proportion as the instructions received for all policies (including those received from other types of policies we issue through the Separate Account) in that investment division. We’ll also vote shares we hold in the Separate Account which are not attributable to policyowners in the same proportion.

Under certain circumstances, we may be required by state regulatory authorities to disregard voting instructions. This may happen if following the instructions would mean voting to change the sub-classification or investment objectives of the portfolios, or to approve or disapprove an investment advisory contract.

We may also disregard instructions to vote for changes initiated by an owner in the investment policy or the investment adviser if we disapprove of the proposed changes. We would disapprove a proposed change only if it was:

● contrary to state law;
● prohibited by state regulatory authorities; or
● decided by us that the change would result in overly speculative or unsound investments.

If we disregard voting instructions, we’ll include a summary of our actions in the next semiannual report.

Resolving Material Conflicts.
Shares of the Series Fund are available for investment by other Merrill Lynch Insurance Companies and Monarch. It is possible that differences might arise between our Separate Account and one or more separate accounts of the other insurance companies which invest in the Series Fund. In some cases, it is possible that the differences could be considered “material conflicts.” Such a “material conflict” could also arise due to changes in the law (such as state insurance law or federal tax law) which affect these different variable life insurance separate accounts. It could also arise by reason of differences in voting instructions from our policyowners and those of the other insurance companies, or for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we may be required to eliminate one or more divisions of the Separate Account which invest in the Series Fund or substitute a new portfolio for a portfolio in which a division invests. In responding to any conflict, we will take the action which we believe necessary to protect our policyowners.
The Trusts	The 18 Trusts:

Trust	Maturity Date	Targeted Rate of Return to Maturity as of December 26, 1990
1991	August 15, 1991	5.79%
1992	May 15, 1992	6.08
1993	November 15,	6.21
1994	August 15, 1994	6.64
1995	November 15,	6.74
1996	February 15, 1996	6.93
1997	February 15, 1997	7.02
1998	February 15, 1998	7.11
1999	February 15, 1999	7.14
2000	February 15, 2000	7.21
2001	February 15, 2001	7.31
2003	August 15, 2003	7.38
2005	February 15, 2005	7.38
2006	February 15, 2006	7.31
2007	February 15, 2007	7.27
2008	February 15, 2008	7.39
2009	February 15, 2009	7.38
2010	February 15, 2010	7.43

44

Targeted Rate of Return to Maturity
Because the underlying securities in the Trusts will grow to their face value on the maturity date, it is possible to estimate a compound rate of growth to maturity for the Trust units.

But because the units are held in the Separate Account the asset charge and the trust charge (described in “Charges to the Separate Account” on page 42) must be taken into account in estimating a net rate of return for the Separate Account. The net rate of return to maturity for the Separate Account depends on the compound rate of growth adjusted for these charges. It does not, however, represent the actual return on a premium we might receive under the policy on that date, since it does not reflect the charges for deferred policy loading, mortality costs, quarterly administrative fees and any net loan costs deducted from a policy’s investment base (described in “Charges Deducted from Your Investment Base” on page 19).

Since the value of the Trust units will vary daily to reflect the market value of the underlying securities, the compound rate of growth to maturity for the trust units and the net rate of return to maturity for the Separate Account will vary correspondingly.

Charges to Series Fund Assets	The Series Fund incurs operating expenses and pays a monthly advisory fee to Merrill Lynch Asset Management, Inc. (“MLAM”). This fee equals an annual rate of:

● .50% of the first $250 million of the aggregate average daily net assets of the Series Fund;
● .45% of the next $50 million of such assets;
● .40% of the next $100 million of such assets;
● .35% of the next $400 mllion of such assets; and
● .30% of such assets over $800 million.

For the month of December 1989, the Series Fund paid MLAM a fee equal to an annual rate of .33% based on $2.656 billion of the aggregate average daily net assets of the Series Fund.

One or more of the insurance companies investing in the Series Fund have agreed to reimburse the Series Fund so that the ordinary expenses of each portfolio (which include the monthly advisory fee) do not exceed .50% of the portfolio’s average daily net assets. These companies have also agreed to reimburse MLAM for any amounts it pays under the investment advisory agreement, as described below. These reimbursement obligations will remain in effect so long as the advisory agreement remains in effect and cannot be amended or terminated without Series Fund approval.

Under its investment advisory agreement, MLAM has agreed that if any portfolio’s aggregate ordinary expenses (excluding interest, taxes, brokerage fees, commissions and extraordinary charges) exceed the expense limitations for investment companies in effect under any state securities law or regulation, it will reduce its fee for that portfolio by the amount of the excess. If required, it will reimburse the Series Fund for the excess. This reimbursement agreement will remain in effect so long as the advisory agreement remains in effect and cannot be amended without Series Fund approval.

45

Illustrations
Illustrations of Death Benefits, Investment Base, Cash Surrender Values and Accumulated Premiums	The tables on pages 48 through 51 demonstrate the way in which your policy works. The tables are based on the following ages, face amounts, premiums and guarantee periods and assume maximum mortality charges. They also assume no allocations have been made to the guaranteed interest division.

1.  The illustration on page 48 is for a policy issued to a male age 5 in the standard-simplified underwriting class with an initial premium of $5,000, a face amount of $47,737 and a guarantee period for life with planned periodic payments of $2,000 for four policy years.

2.  The illustration on page 49 is for a policy issued to a male age 40 in the standard-simplified underwriting class with an initial premium of $10,000, a face amount of $31,354 and a guarantee period for life with planned periodic payments of $2,500 for four policy years.

3.  The illustration on page 50 is for a policy issued to a male age 55 in the standard-simplified underwriting class with an initial premium of $10,000, a face amount of $19,907 and a guarantee period for life with planned periodic payments of $2,000 for four policy years.

4.  The illustration on page 51 is for a policy issued to a female age 55 in the standard-simplified underwriting class with an initial premium of $5,000, a face amount of $94,312 and an initial guarantee period of 6.75 years and planned periodic payments of $5,000 for nine policy years.

The tables show how the death benefit, investment base and cash surrender value may vary over an extended period of time assuming hypothetical rates of return (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6% and 12%.

The death benefit, investment base and cash surrender value for your policy would be different from those shown if the actual rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual policy years.

The amounts shown for the death benefit, investment base and cash surrender value as of the end of each policy year take into account the daily charge for mortality, expense and guaranteed benefits risks in the Separate Account equivalent to .75% (annually at the beginning of the year) of assets attributable to the policies described in the prospectus.

The amounts shown in the tables also assume an additional charge of .375%. This charge assumes that investment base is allocated equally among all investment divisions and is based on the 1989 expenses (including monthly advisory fees) for the Series Fund and the current trust charge. This charge does not reflect expenses incurred by the Global Strategy Portfolio, the Natural Resources Portfolio and the Balanced Portfolio of the Series Fund in 1989 in excess of .50% of the average daily net assets of each Portfolio. Pursuant to our reimbursement agreement with MLAM, we reimbursed the Series Fund for these excess amounts which amounted to .20%, .12% and .10%, respectively, of the average daily net assets of these portfolios. (See “Charges to Series Fund Assets”, page 45). The actual charge under your policy for Series Fund

46

expenses and the trust charge will depend on the actual allocation of your investment base and may be higher or lower depending on how your investment base is allocated.

Taking into account the .75% charge for mortality, expense and guaranteed benefits risks in the Separate Account and the .375% charge described above, the gross annual rate of investment return of 0%, 6% and 12% correspond to net annual rates of –1.12%, 4.83%, and 10.79%, respectively. The gross returns are before any deductions and should not be compared to rates which are after deduction of charges.

The hypothetical returns shown on the tables are without any of the Insurance Company’s income tax charges that may be attributable to the variable account in the future. In order to produce after tax returns of 0%, 6% and 12%, the portfolio would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges.

The second column of the tables shows the amount which would accumulate if an amount equal to the premiums were invested to earn interest (after taxes) at 5% compounded annually.

We’ll furnish upon request a comparable illustration reflecting the proposed insured’s age, face amount and the premium amounts requested. The illustration will also use current cost of insurance rates and will assume that the proposed insured is in a standard underwriting class.

* Illustrations of Death Benefits, Investment BGase, Cash Surrender Values and Accumulated Premiums included in the January 2, 1991 Prime Plan VI prospectus have not been re-filed here.

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Appendix
Additional Premium Payments	If the guarantee period is for the whole of life at the time we receive and accept an additional premium payment, as of the policy processing date on or next following the date of the additional premium payment, we will increase your face amount to that amount that the policy’s fixed base, as of such processing date, would support for the life of the insured.

Under these circumstances the amount of the increase to your face amount will depend on the amount of the additional premium payment and the policy year in which it is received and accepted. If additional premium payments of different amounts were made at the same time to equivalent policies, the policy to which the larger payment is applied would have a proportionately larger increase in face amount. And if additional premium payments of the same amounts were made in earlier and later years, those made in the later years would result in smaller increases to the face amount.

Example 1 shows the effect on face amount of a $2,000 additional premium payment received and accepted at the beginning of policy year two. Example 2 shows the effect of a $4,000 additional premium payment received and accepted at the beginning of policy year two. Example 3 shows the effect of a $2,000 additional premium payment received and accepted at the beginning of policy year five. All three examples assume that the guarantee period at the time of the additional premium payment is for life and assume no other policy transactions have been made.

Male Issue Age: 55
Initial Premium: $10,000 Face Amount: $19,907

Example 1
Policy Year	Additional Premium	Change in Face Amount	New Face Amount
2	$2,000	$3,885	$23,792

Example 2
Policy Year	Additional Premium	Change in Face Amount	New Face Amount
2	$4,000	$7,771	$27,678

Example 3
Policy Year	Additional Premium	Change in Face Amount	New Face Amount
5	$2,000	$3,588	$23,495

Changing the Face Amount	As of the policy processing date on or next following receipt and acceptance of a request for a change in face amount, we’ll make the requested change and adjust your guarantee period. For an increase in face amount, we decrease the guarantee period and for a decrease in face amount, we increase the guarantee period. To decrease the face amount, the guarantee period must be less than for the whole of life at

52

the time of the request. We establish your new guarantee period by taking the policy’s fixed base as of such processing date and determining how long that fixed base would support the face amount.

The amount of the increase or decrease in the guarantee period will depend on the amount of increase or decrease in the face amount and the policy year in which the change is made. If made at the same time to equivalent policies, a larger increase in face amount would result in a greater decrease in the guarantee period than a smaller increase in face amount. The same increase made in two different years would result in a smaller decrease in the guarantee period for the increase in face amount made in the later year.

Examples 1 and 2 show the effect on the guarantee period of an increase in face amount of $10,000 and $20,000 made at the beginning of policy year 5. Example 3 shows the effect on the guarantee period of an increase in face amount of $10,000 made in policy year 8. All three examples assume that the guarantee period at the time of the requested increase in face amount is for life and assume no other policy transactions have been made.

Male Issue Age: 55
Initial Premium: $10,000 Face Amount: $19,907

Example 1
Policy Year	Increase in Face Amount	Decrease in Guarantee Period
5	$10,000	22.0 years

Example 2
Policy Year	Increase in Face Amount	Decrease in Guarantee Period
5	$20,000	26.50 years

Example 3
Policy Year	Increase in Face Amount	Decrease in Guarantee Period
8	$10,000	21.25 years

Partial Withdrawals	As of the policy processing date on or next following any partial withdrawal you make, we will reduce your face amount. We establish your new face amount by taking the policy’s fixed base as of such processing date and determining what face amount that fixed base would support for your policy’s guarantee period.

The amount of the reduction in the face amount will depend on the amount of the partial withdrawal, the guarantee period at the time of the withdrawal and the policy year in which the withdrawal is made. If made at the same time to equivalent policies, a larger withdrawal would result in a greater reduction in the face amount than a smaller withdrawal. The same partial withdrawal made at the same time from policies with the same face amounts but with different guarantee periods would result in a greater reduction in the face amount for the policy with the longer guarantee period. A partial withdrawal made in a later policy year would result in a smaller decrease in the face amount than if the same amount was withdrawn in an earlier year.

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Examples 1 and 2 show the effect on the face amount of partial withdrawals for $500 and $1,000 taken at the beginning of policy year three. Example 3 shows the effect on the face amount of a $500 partial withdrawal taken at the beginning of policy year eight. All three examples assume that the guarantee period was for the lifetime of the insured before the partial withdrawal and assume no other policy transactions have been made.

Male Issue Age: 55
Initial Premium: $10,000 Face Amount: $19,907

Example 1
Policy	Partial
Year	Withdrawal	Face Amount
3	$ 500	$18,891

Example 2
Policy	Partial
Year	Withdrawal	Face Amount
3	$1,000	$17,874

Example 3
Policy	Partial
Year	Withdrawal	Face Amount
8	$ 500	$19,013

If the reduction in face amount would be below the minimum face amount for your policy, we will reduce the face amount to the minimum face amount, and then reduce the guarantee period by taking the policy’s fixed base as of such processing date and determining how long that fixed base would support the reduced face amount.

Massachusetts	Payments Which are Not Under a Periodic Plan (see page 16)
In Massachusetts, additional payments may not be made under a periodic plan. However, if the insured is in a standard or non-smoker underwriting class, you may make certain of the additional payments without evidence of insurability under guaranteed options. We will limit the amount of the payments made under these options. You will have a guaranteed option on each of your first five policy anniversaries. Subject to any evidence of insurability we may require and a maximum age requirement, you may also extend the guaranteed options to include your next five policy anniversaries.

To exercise an option we must receive the additional payment while the insured is living and within 30 days before or after your policy anniversary. If you don’t exercise an option, you forfeit any remaining options.

If you request it, we will send you a reminder notice for each of your guaranteed options.

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                          More About the Insurance Company

Management	Our directors and their positions with the Insurance Company are as follows:
	Name	Position Held
	Thomas Patrick	President & Chief Executive Officer
	Kenneth Kaczmarek	Senior Vice President & Chief Financial Officer
	James Entringer	Senior Vice President
	David Dunford	Senior Vice President
	Barry Skolnick	Senior Vice President & General Counsel
	Marianne Kearns	Vice President and Treasurer
	John Ehrenberg	Director
	Charles Hall	Director
	Nicolas McClanahan	Director
	John Zwald	Director

All of the directors have held various executive positions with the insurance company subsidiaries of Merrill Lynch & Co., Inc. (the “Insurance Subsidiaries”) for the past 5 years except those directors noted below:

Mr. Patrick joined the Insurance Subsidiaries in November of 1990. Since July of 1989 he has been the Executive Vice President of Merrill Lynch & Co., Inc. (“Merrill Lynch”) and was Chief Financial Officer of Merrill Lynch from July of 1989 to November of 1990. He was an investment banker with MLPF&S from February of 1972 to July of 1989. Mr. Kaczmarek joined the Insurance Subsidiaries in November of 1988. Prior to November of 1988, he served as Senior Vice President and Chief Financial Officer of Blue Cross of California. Mr. Entringer joined the Insurance Subsidiaries in June of 1987. Prior to 1987, he served as Senior Vice President of MLPF&S. Mr. Dunford joined the Insurance Subsidiaries in September of 1989. Prior to that he held the position of Vice President with Travelers Corp., the parent of the Travelers Insurance Company. Mr. Skolnick joined the Insurance Subsidiaries in November of 1989. Since July of 1984, he has served as Senior Counsel of Merrill Lynch. Mr. Ehrenberg has been a director of the Insurance Subsidiaries since October of 1987. Since December of 1982 he has been President and Chief Executive Officer of BHP, Inc., a company which manufactures motion picture film and video tape post-production equipment. Mr. Hall has been a director of the Insurance Subsidiaries since 1989. He has been President of Trust Company of America, a subsidiary of Merrill Lynch, since 1984. Mr. McClanahan has been a director of the Insurance Subsidiaries since 1989. He has been Senior Vice President of Merrill Lynch since 1971. Mr. Zwald has been a director of the Insurance Subsidiaries since 1989. He has been a Vice President of MLPF&S since 1981.

55

Our officers who are not directors but report to the President are:

Name	Office Held
Mark Schmidt	Vice President & Controller
Robert Bordeman	Vice President
John Cirincion	Vice President
Eileen Dyson	Vice President
Charles Haraburda	Vice President
John Hele	Vice President
Jeanne Kuester	Vice President
Julia Raven	Vice President
James Kaufman	Vice President
Jennifer Stockman	Secretary
Thomas J. Thatcher	Vice President
Chetlur Ragavan	Vice President

All of the officers have been with the Insurance Subsidiaries for more than five years, except those officers noted below.

Mr. Schmidt has been with the Insurance Subsidiaries since May of 1989. From September of 1987 to April 1989, he was the Manager of Blue Cross of California. From February 1986 to September of 1987, he was the Senior Financial Accountant at American Family Life Insurance Company. Mr. Bordeman has been with the Insurance Subsidiaries since November of 1990. From February of 1988 to November of 1990, he was the Corporate Controller of Blue Cross of California. From January of 1983 to February of 1988, he was the Chief Financial Officer of the Insurance Company of Illinois. Mr. Cirincion joined the Insurance Subsidiaries in December of 1989. From February of 1981 to November of 1989, he was Senior Vice President and General Counsel of the National Benefit Life Insurance Company. Mr. Hele joined the Insurance Subsidiaries in September of 1990. From July of 1988 to September of 1990, he was Business Unit Chief Actuary of MLPF&S. From October of 1986 to July of 1988, he was an Assistant Vice President of Crown Life Insurance Company. From April of 1985 through September of 1987, he was a Director of Actuarial Services with the Crown Life Insurance Company. Ms. Kuester has been with the Insurance Subsidiaries since September of 1990. From November of 1987 to September of 1990 she was a financial planning analyst with MLPF&S. From March of 1983 to November of 1987, she was a financial planning analyst at Home Life Insurance Company.

Ms. Raven has been with the Insurance Subsidiaries since September of 1990, she was the Controller of Diversified Financial Services at MLPF&S. Mr. Kaufman joined the Insurance Subsidiaries in October of 1988. From July of 1987 to October of 1988, he was manager and partner with Ekon Financial Consultants. Before that he was an insurance agent with Hubeck & Associates. Mr. Ragavan joined the Insurance Subsidiaries in September of 1990. Previously he was a Vice President at Merrill Lynch Capital Markets.

State Regulation	We are regulated and supervised by the Insurance Department of the State of Illinois, which periodically examines our financial condition and operations. We are also subject to the insurance laws and

56

regulations of all jurisdictions where we do business. The variable life insurance policies offered by this prospectus have been submitted for approval to the Insurance Department of the State of Illinois and in other jurisdictions.

We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with local insurance laws and regulations.

Registration Statement

We have filed a Registration Statement under the Securities Act of 1933 with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information in the Registration Statement. We have omitted certain portions according to SEC rules. You may obtain the omitted information from the SEC’s main office in Washington, D.C., by paying the SEC’s prescribed fees.

Legal Proceedings

As an insurance company, we are ordinarily involved in various kinds of routine litigation that in our judgement is not of material importance in relation to our total assets. None of such litigation relates to the Separate Account.

Legal Matters

The legal validity of the policies described in this prospectus has been passed on by Barry G. Skolnick, Senior Vice President and General Counsel of the Insurance Company. The law firm of Rogers & Wells of New York, New York has provided advice on certain matters relating to federal securities laws.

Experts	The financial statements of the Insurance Company and the financial statements of the Separate Account of the Insurance Company appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by the Insurance Company and D. Alan Little, F.S.A., M.A.A.A., of Coopers & Lybrand.

Financial Statements	The financial statements of the Insurance Company, included herein, should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the policies.

** Financial statements included in the January 2, 1991 Prime Plan VI prospectus have not been re-filed here.

57

PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(f) (2) (A)

Transamerica Life Insurance Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF THE REGISTRATION STATEMENT

•	The facing sheet

•	The prospectus supplement consisting of 14 pages

•

Audited financial statements (statutory basis) as of December 31, 2018, and December 31, 2017, and for the years ended December 31, 2018, 2017 and 2016 for Transamerica Life Insurance Company, and related auditor’s reports

•

Audited financial statements (U.S. GAAP basis) as of December 31, 2018, and for the years ended December 31, 2018, and December 31, 2017, for Merrill Lynch Life Variable Life Separate Account II and related auditor’s report

•	Historical Documents

➢	Prospectus for Prime Plan VI dated January 2, 1991

•	Part II

•	The signatures

•	The following exhibits:

Exhibit

1. A.	(1)	(a)	Resolution establishing the separate account.

	(b)	Resolution of TLIC Board authorizing Plan of Merger & attached Plan of Merger. Filed herewith

	(c)	Resolution of Transamerica Advisors Life Insurance Company authorizing Plan of Merger. Filed herewith

(2)	Not Applicable.

(3)	(a)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and Transamerica Life Insurance Company, on its own and on behalf of the Separate Account.

	(b)	Form of Broker/Dealer and Sales Agreement.

(4)	Not Applicable.

(5)	(a)	Specimen Flexible Premium Variable Life Insurance Policy:

	(b1)	Policy Rider.

	(b2)	Form of Change of Insured Privilege.

	(b3)	Policy Amendment Rider Loan Interest.

	(b4)	Policy Amendment Rider Increase in Investment Base.

	(b5)	Single Premium Term Rider.

	(b6)	Policy Amendment Rider Adjustable Loan Interest Rate.

	(b7)	Policy Amendment Rider Additional Investment Division.

	(b8)	Policy Amendment Rider Investment Divisions of the Unit Investment Trust.

	(b9)	Increase in Guaranteed Insurance Amount Rider.

	(b10)	Beneficiary Insurance Purchase Rider.

	(b11)	Policy Amendment Rider Right to Examine This Policy.

	(c)	Certificate of Assumption.

	(d)	Company Name Change Endorsement.

(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company.

	(b)	Bylaws of Transamerica Life Insurance Company.

(7)	Not Applicable.

(8)	(a)	Form of Participation Agreement (Alliance).

	(a)(1)	Amendments to Participation Agreement (Alliance).

	(a)(2)	Form of Amendment to Participation Agreement (Alliance).

	(a)(3)	Amendment to Participation Agreement (AllianceBernstein).

	(a)(4)	Revision to Schedule A of Participation Agreement (AllianceBernstein).

	(b)	Form of Participation Agreement (BlackRock.)

	(b)(1)	Participation Agreement (BlackRock).

	(b)(2)	Amendment to Participation Agreement (BlackRock).

	(c)	Participation Agreement (AIM/Invesco).

	(c)(1)	Amendment to Participation Agreement (AIM/Invesco).

	(c)(2)	Form of Amendment to Participation Agreement (AIM/Invesco).

	(c)(3)	Amendment to Participation Agreement (AIM/Invesco).

	(d)	Amended and Restated Participation Agreement (MFS).

	(e)	Form of Rule 22c-2 Shareholder Information Agreement (AIM/Invesco).

	(f)	Form of Rule 22c-2 Shareholder Information Agreement (AllianceBernstein).

	(g)	Form of Rule 22c-2 Shareholder Information Agreement (BlackRock).

	(h)	Form of Rule 22c-2 Shareholder Information Agreement (MFS).

(9)	None.

(10)	None.

(11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures. Filed herewith

(12)	Opinion of counsel as to the legality of the securities being registered. Filed herewith

(13)	None.

(14)	None.

(15)	Auditors’ Consent. Filed herewith

(16)	Powers of Attorney on behalf of: Blake S. Bostwick; Eric J. Martin; Mark W. Mullin; Jay Orlandi;
David Schulz;C. Michiel van Katwijk. Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Merrill Lynch Life Variable Life Separate Account II, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver and in the State of Colorado, on this 1st day of July 2019.

MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
(Registrant)

Transamerica Life Insurance Company
(depositor)

By: Blake S. Bostwick
Director and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 1, 2019:

Signatures	Title	Date

* Blake S. Bostwick	Director and President	July 1, 2019

* Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer	July 1, 2019

* Mark W. Mullin	Director and Chairman of the Board	July 1, 2019

* Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel	July 1, 2019

* David Schulz	Director, Chief Tax Officer and Senior Vice President	July 1, 2019

* C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer	July 1, 2019

/s/ Brian Stallworth Brian Stallworth	Attorney-in-Fact	July 1, 2019

EXHIBIT INDEX

1. A. (1)(b)	Resolution of TLIC Board authorizing Plan of Merger & attached Plan of Merger
1. A. (1)(c)	Resolution of Transamerica Advisors Life Insurance Company Board authorizing Plan of Merger
1. A. (11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures
1. A. (12)	Opinion of Counsel as to the legality of the securities being registered
1. A. (15)	Auditor’s Consent
1. A. (16)	Powers of Attorney